MANAGEMENT'S DISCUSSION
AND ANALYSIS

For the three and six months ended June 30, 2011

This management's discussion and analysis ("MD&A") relates to the financial condition and results of operations of Kinross Gold Corporation together with its wholly owned subsidiaries, as of August 10, 2011, and is intended to supplement and complement Kinross Gold Corporation's unaudited interim condensed consolidated financial statements for the three and six months ended June 30, 2011 and the notes thereto. Readers are cautioned that the MD&A contains forward-looking statements and that actual events may vary from management's expectations. Readers are encouraged to read the Cautionary Statement on Forward Looking Information included with this MD&A and to consult Kinross Gold Corporation's audited consolidated financial statements for the year ended December 31, 2010 and corresponding notes to the financial statements which are available on the Company's web site at www.kinross.com and on www.sedar.com. The June 30, 2011 unaudited interim condensed consolidated financial statements and MD&A are presented in US dollars and have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board. Comparative information included in the June 30, 2011 unaudited interim condensed consolidated financial statements and in this MD&A has been restated in accordance with IFRS. This discussion addresses matters we consider important for an understanding of our financial condition and results of operations as at and for the three and six months ended June 30, 2011, as well as our outlook.

This section contains forward-looking statements and should be read in conjunction with the risk factors described in "Risk Analysis". In certain instances, references are made to relevant notes in the consolidated financial statements for additional information.

Where we say "we", "us", "our", the "Company" or "Kinross", we mean Kinross Gold Corporation or Kinross Gold Corporation and/or one or more or all of its subsidiaries, as it may apply. Where we refer to the "industry", we mean the gold mining industry.

1. DESCRIPTION OF THE BUSINESS

Kinross is engaged in gold mining and related activities, including exploration and acquisition of gold-bearing properties, the extraction and processing of gold-containing ore, and reclamation of gold mining properties. Kinross' gold production and exploration activities are carried out principally in Canada, the United States, the Russian Federation, Brazil, Ecuador, Chile, Ghana and Mauritania. Gold is produced in the form of doré, which is shipped to refineries for final processing. Kinross also produces and sells silver.

The profitability and operating cash flow of Kinross are affected by various factors, including the amount of gold and silver produced, the market prices of gold and silver, operating costs, interest rates, regulatory and environmental compliance, the level of exploration activity and capital expenditures, general and administrative costs, and other discretionary costs and activities. Kinross is also exposed to fluctuations in currency exchange rates, interest rates, political risks and varying levels of taxation that can impact profitability and cash flow. Kinross seeks to manage the risks associated with its business operations; however, many of the factors affecting these risks are beyond the Company's control.

Commodity prices continue to see volatility as economies around the world continue to experience economic difficulties. Volatility in the price of gold and silver may impact the Company's revenue, while volatility in the price of other commodities, such as oil and foreign exchange rates, particularly the Canadian dollar, Brazilian real, Chilean peso, Russian rouble, euro, Mauritanian ouguiya, and Ghanaian cedi, may have an impact on the Company's operating costs and capital expenditures.

On March 31, 2011, the Company amended its revolving credit facility agreement to increase the amount of available credit to $1,200.0 million and extended its term to March 2015. As at June 30, 2011, the Company had $1,127.0 million available under its credit facility arrangements.

Consolidated Financial and Operating Highlights

	Three months ended June 30,				Six months ended June 30,
(in millions, except ounces, per share amounts, gold price and production costs per equivalent ounce)	2011	2010	Change	% Change	2011	2010	Change	% Change

Operating Highlights
Total gold equivalent ounces (a)
Produced (b)	696,631	585,027	111,604	19%	1,397,110	1,177,391	219,719	19%
Sold (b)	704,447	603,376	101,071	17%	1,423,024	1,222,122	200,902	16%
Attributable gold equivalent ounces (a)
Produced (b)	676,245	538,270	137,975	26%	1,319,102	1,082,404	236,698	22%
Sold (b)	685,823	551,958	133,865	24%	1,346,611	1,119,056	227,555	20%
Financial Highlights
Metal sales	$987.8	$696.6	$291.2	42%	$1,924.8	$1,354.2	$570.6	42%
Production costs	$402.6	$288.4	$114.2	40%	$784.2	$563.2	$221.0	39%
Depreciation, depletion and amortization	$149.9	$116.9	$33.0	28%	$303.0	$247.5	$55.5	22%
Operating earnings	$358.0	$239.6	$118.4	49%	$688.9	$450.3	$238.6	53%
Net earnings attributed to common shareholders	$247.4	$110.4	$137.0	124%	$497.5	$291.7	$205.8	71%
Basic earnings per share	$0.22	$0.16	$0.06	38%	$0.44	$0.42	$0.02	5%
Diluted earnings per share	$0.22	$0.16	$0.06	38%	$0.44	$0.42	$0.02	5%
Net cash flow provided from operating activities	$361.3	$229.9	$131.4	57%	$696.4	$458.6	$237.8	52%
Average realized gold price per ounce	$1,449	$1,158	$291	25%	$1,388	$1,111	$277	25%
Consolidated production cost per equivalent ounce sold	$572	$478	$94	20%	$551	$461	$90	20%

(a)
"Total" includes 100% of Kupol and Chirano production. "Attributable" includes Kinross' share of Chirano production (90%) and Kupol production (75% to April 27, 2011, 100% thereafter).

(b)
"Gold equivalent ounces" include silver ounces produced and sold converted to a gold equivalent based on the ratio of the average spot market prices for the commodities for each period. The ratio for the second quarter of 2011 was 39.67:1, compared with 65.31:1 for the second quarter of 2010. The ratio for the first six months of 2011 was 41.47:1, compared with 65.49:1 for the first six months of 2010.

Consolidated Financial Performance

Unless otherwise stated, "attributable" production and sales includes only Kinross' share of Kupol (75% to April 27, 2011, 100% thereafter) and Chirano (90%).

Second quarter 2011 vs. Second quarter 2010

In the second quarter of 2011, Kinross' attributable production was 26% higher compared with the same period in 2010. Production for the quarter reflects a 63% increase at Maricunga and the mining of a new pit phase at La Coipa resulting in increased silver production. Additionally, Kinross acquired Red Back Mining Inc. ("Red Back") on September 17, 2010, incorporating the production of its two mines, Tasiast and Chirano, thereafter. These increases in production were offset by lower production at Paracatu, Fort Knox, and Kettle River-Buckhorn due primarily to lower gold grades and to reduced processing tonnage at Paracatu.

Metal sales were $987.8 million, a 42% increase compared with $696.6 million for the same period in 2010. The increase in metal sales is a result of higher metal prices realized and higher gold equivalent ounces sold. Gold equivalent ounces sold were higher largely due to the inclusion of sales from Tasiast and Chirano. Sales were also impacted by a drawdown of finished goods inventory at Kupol and La Coipa during the second quarter of 2011.

Production costs increased by 40% compared with the second quarter of 2010 due to the inclusion of sales from Tasiast and Chirano and higher diesel fuel, labour and power costs across the Company.

Depreciation, depletion and amortization increased to $149.9 million compared with $116.9 million in the second quarter of 2010 largely due to higher gold equivalent ounces sold and to the addition of depreciable assets as a result of the Red Back acquisition.

Operating earnings of $358.0 million were recorded in the second quarter of 2011 compared with operating earnings of $239.6 million recorded in the same period in 2010. Operating earnings reflect the impact of higher gold equivalent ounces sold and higher metal prices, offset by increases in production costs and depreciation, depletion and amortization.

Net earnings attributed to common shareholders for the second quarter of 2011 were $247.4 million or $0.22 per share compared with $110.4 million or $0.16 per share for the second quarter of 2010. The increase in net earnings attributed to common shareholders reflects higher operating earnings, the increase in the Company's interest in Kupol from 75% to 100% on April 27, 2011, and an increase in other income. Included in other income in the second quarter of 2011 were net non-hedge derivative gains of $7.1 million and foreign exchange gains of $6.7 million compared with net non-hedge derivative gains of $12.8 million and foreign exchange losses of $9.9 million for the second quarter of 2010. The Company's effective tax rate of 27.5% decreased compared with 37.0% in 2010 largely due to a change in the income mix.

Operating cash flows for the second quarter of 2011 increased to $361.3 million compared with $229.9 million in the second quarter of 2010 as a result of the increase in net earnings driven by higher metal prices realized, and by an increase in payables. Increased operating cash flows were offset somewhat by higher receivables during the second quarter of 2011.

Production cost per ounce was 20% higher in the second quarter of 2011 compared with the second quarter of 2010, largely due to increases in diesel fuel, labour and power costs across the Company's operations.

First six months of 2011 vs. First six months of 2010

Kinross' attributable production increased by 22% in the first six months of 2011 compared with the first six months of 2010 due primarily to the incorporation of production from its newly acquired mines, Tasiast and Chirano. For the first six months of 2011, production increased at Maricunga due to mine sequencing and higher grades, at La Coipa due to higher silver production and grade, and at Kupol due to improved mill throughput. These increases were offset by lower production at Paracatu due to planned lower grades, processing and recoveries, and at Fort Knox due to an increased reliance on lower grade stockpile ore.

Metal sales for the first six months of 2011 were $1,924.8 million, a 42% increase compared with the first six months of 2010. The increase in metal sales can be attributed to higher metal prices, higher gold equivalent ounces sold and the inclusion of production from Tasiast and Chirano. The average realized gold price increased by 25% for the first six months of 2011 compared with the same period in 2010. Gold equivalent ounces sold were 1,423,024 for the first six months of 2011 compared with 1,222,122 for the first six months of 2010, resulting primarily from the addition of production from Tasiast and Chirano.

Production costs increased by 39% to $784.2 million in the first six months of 2011 compared with $563.2 million for the first six months of 2010. The addition of the Tasiast and Chirano properties accounted for 66% of the increase in production costs in the first six months of 2011 compared with the first six months of 2010. Additional production cost increases were greatest at Paracatu, Round Mountain and La Coipa resulting from higher diesel fuel, labour, power, contractor, and reagent costs.

Depreciation, depletion and amortization increased to $303.0 million compared with $247.5 million for the first six months of 2010 due primarily to the incorporation of the results of Tasiast and Chirano, properties acquired during the third quarter of 2010. Offsetting the addition of these new entities, depreciation, depletion and amortization declined at Kupol, Kettle River- Buckhorn, and Paracatu due primarily to a decrease in gold ounces sold between periods.

During the first six months of 2011, the Company recorded operating earnings of $688.9 million compared with $450.3 million for the first six months of 2010, an increase of 53%. Operating earnings reflect the impact of higher ounces sold and metal prices, offset to some extent by higher production costs and depreciation, depletion and amortization. Operating earnings for the first six months of 2011 were also reduced by higher exploration and business development costs and higher general and administrative costs compared with the first six months of 2010.

Net earnings attributable to common shareholders for the first six months of 2011 increased by 71% to $497.5 million or $0.44 per share compared with $291.7 million or $0.42 per share in the first six months of 2010. The increase in net earnings attributed to common shareholders reflects higher operating earnings and the increase in the Company's interest in Kupol from 75% to 100% on April 27, 2011, offset by a lower amount of other income. Included in other income in the first six months of 2011 is a gain on the sale of the Company's interest in Harry Winston Diamond Corporation ("Harry Winston") of $30.9 million and a foreign exchange gain of $21.5 million. Included in other income in the first six months of 2010 was a $78.1 million gain on the sale of one-half of the Company's interest in the Cerro Casale project, partially offset by a foreign exchange loss of $9.5 million.

Operating cash flows were $696.4 million compared with $458.6 million for the first six months of 2010. Operating cash flows for the first six months of 2011 were positively impacted by higher metal prices and an increase in payables relative to the 2010 comparative period. This increase was offset somewhat by higher receivables in the first six months of 2011 compared with the first six months of 2010.

Production costs per ounce increased to $551 per ounce compared with $461 per ounce for the first six months of 2010, reflecting the changes in production costs noted above.

2. IMPACT OF KEY ECONOMIC TRENDS

Kinross' 2010 Annual MD&A contains a discussion of the key economic trends that affect the Company and its financial statements. Included in this MD&A is an update reflecting significant changes since the preparation of the 2010 Annual MD&A.

Price of gold

Gold price is the largest single factor in determining profitability and cash flow from operations. During the second quarter of 2011, the average price of gold was $1,506 per ounce, with gold trading in a range of $1,418 to $1,552 per ounce based on the London PM Fix gold price. This compares to an average of $1,197 per ounce in the second quarter of 2010, with a low of $1,123 and a high of $1,261 per ounce. During the second quarter of 2011, Kinross realized an average price of $1,449 per ounce compared with $1,158 for the same period in the prior year. For the first six months of 2011, the price of gold averaged $1,445 per ounce compared with $1,152 per ounce for the first six months of 2010. In the first six months of 2011 Kinross realized an average price of $1,388 per ounce compared with an average price realized of $1,111 per ounce in the first six months of 2010.

The impact of the Company's gold hedges reduced the average price realized by $63 per ounce for both the second quarter and the six months ended June 30, 2011. The Company had entered into offsetting gold purchase contracts to neutralize the impact of all remaining gold forward sales contracts, resulting in gold production being 100% exposed to spot gold price subsequent to dates these purchase contracts were entered into. However, mark-to-market losses on the remaining gold sales forward contracts incurred up to the dates the offsetting purchase contracts were entered into will continue to impact metal sales (and the average realized gold price) until the contracts mature, over the period to June 2012.

Foreign currencies

The Company's non-U.S. mining operations and exploration activities are carried out in the Russian Federation, Brazil, Ecuador, Chile, Ghana, Mauritania and Canada, with a portion of operating costs and capital expenditures denominated in the local currency. For the second quarter and for the first six months of 2011, the US dollar was weaker relative to the Chilean peso, Brazilian real, Canadian dollar, and Russian rouble compared with the same periods in 2010. As at June 30, 2011, the US dollar was weaker compared with the spot rate at December 31, 2010 relative to the Russian rouble, Brazilian real, Canadian dollar and Mauritanian ouguiya, and marginally stronger relative to the Ghanaian cedi and Chilean peso.

The Company has a hedged a portion of its foreign currency exposure - see Section 6 for details.

Cost pressures

The Company has been impacted by industry wide cost pressures on development and operating costs with respect to labour, energy and consumables in general. Since mining is generally an energy intensive activity, especially in open pit mining, changes in energy prices can have a significant impact on operations. The cost of fuel as a percentage of operating costs varies amongst the Company's mines with the majority of operations experiencing higher fuel costs during the second quarter of 2011 compared with the second quarter of 2010. During the second quarter of 2011, the West Texas Intermediate Crude price averaged $102 per barrel, compared with $78 per barrel in the same period in 2010. The West Texas Intermediate Crude price averaged $98 per barrel for the first six months of 2011 compared with $78 per barrel in the first six months of 2010.

The Company has a hedged a portion of its energy requirements - see Section 6 for details.

3. OUTLOOK

The forward-looking information contained in this section is subject to the risk factors and assumptions contained in the Cautionary Statement on Forward-Looking Information included with this MD&A.

Unless otherwise stated "attributable" production includes only Kinross' share of Chirano production (90%) and Kupol production (75% to April 27, 2011, 100% thereafter). Production cost per attributable gold equivalent ounce is defined as production costs as per the financial statements divided by the number of gold equivalent ounces sold, both reduced for Chirano (10%) and Kupol (25% to April 27, 2011, nil% thereafter) sales attributable to third parties.

Approximately 60%-70% of the Company's costs are denominated in US dollars.

A 10% change in foreign exchange could result in an approximate $7 impact in production cost per ounce (1).

A $10 per barrel change in the price of oil could result in an approximate $3 impact on production cost per ounce.

The impact on royalties of a $100 change in the gold price could result in an approximate $3 impact on production cost per ounce.

Operational Outlook

As a result of increasing its interest in Kupol from 75% to 100%, the Company revised its forecast production and expects to produce approximately 2.6 to 2.7 million gold equivalent ounces in 2011. The revised gold equivalent production forecast is based on forecast gold production of 2.4 to 2.5 million ounces and forecast silver production of 11.8 to 12.2 million ounces.

Production costs (2) per attributable gold equivalent ounce is expected to be within the lower end of the previously stated cost guidance of $565 to $610 for 2011. On a by-product accounting basis, average production cost per gold ounce is forecast to be approximately $520 to $570.

Capital expenditures for the full year 2011 are forecast to be approximately $1,500 million. The Company also expects to make approximately $190 million in advance payments to suppliers, compared to previous guidance of $130 million, primarily as a result of accelerated purchases for the Tasiast expansion project.

The Company has increased its 2011 forecast for exploration expenditures by $10 to $20 million, from its previously stated guidance of approximately $175 million in total 2011 expensed and capitalized exploration.

Other operating costs are forecast to be approximately $25 million.

General and administrative expense is forecast to be approximately $170 million in 2011.

The Company's tax rate in 2011 is forecast to be in the range of 34% to 39% and depreciation, depletion and amortization is forecast to be approximately $651 million.

(1)
Refers to all of the currencies in the countries where the Company has mining operations, fluctuating simultaneously by 10% in the same direction, either appreciating or depreciating, taking into consideration the impact of hedging and the weighting of each currency within our consolidated cost structure.

(2)
"Production costs" is equivalent to "total cost of sales" per the financial statements less "depreciation, depletion and amortization", and is generally consistent with "cost of sales" as reported under Canadian generally accepted accounting principles prior to the adoption of IFRS.

4. PROJECT UPDATES AND NEW DEVELOPMENTS

Growth projects at sites

Tasiast expansion project

The Company continued its aggressive drilling program at Tasiast in the first half of 2011, gathering a large amount of new drill data beyond that incorporated in the initial project scoping study. Results from the drilling program continue to be very encouraging, increasing geological confidence in the mineral resource estimate, adding to the size of the overall mineral resource estimate, and indicating the potential for additional areas of mineralization beyond those previously incorporated in the initial project mine plan.

Based on recent drill results and other emerging opportunities, outlined below, Kinross believes there is significant potential to optimize the project and enhance overall economics in a number of key areas. In order to allow proper analysis of these emerging opportunities, and to potentially incorporate them into an optimized project configuration, work on the feasibility study will be extended until the end of the first quarter of 2012. However, this extension is not expected to impact the project's overall development schedule, with construction expected to commence mid-2012 and production start-up targeted for early 2014.

Twenty-three core holes have been drilled outside the current mineral resource area included in the Tasiast mineral resource update as of June 30, 2011. Seventeen holes were completed under the Piment area targeting new greenschist-style mineralization and six holes were completed down plunge of mineralization at West Branch. Results have been received for six of the 23 holes.

Key project highlights are as follows:

Mineral resource update:   Infill exploration drilling of greenschist mineralisation at West Branch has significantly increased both the geological confidence and overall size of the mineral resource estimate. Compared to December 31, 2010, approximately 6.4 million gold ounces have been upgraded from inferred to measured and indicated categories of mineral resource. Measured and indicated mineral resources now total approximately 9.1 million ounces, a more than fourfold increase since December 31, 2010. In addition, approximately 2.9 million gold ounces have been added to the total mineral resource estimates (comprising proven and probable mineral reserves, measured and indicated mineral resources, and inferred mineral resources), an increase of 16% in total mineral resources and reserves since December 31, 2010. The extension of the feasibility study will allow incorporation of additional drill results into the project model and economics. A comparison of changes in the Tasiast mineral reserve and mineral resource estimate from December 31, 2010 (3) to June 30, 2011, is summarized below:

	December 2010			June 2011
	Tonnes (kt)	Grade (g/t)	Ounces (koz)	Tonnes (kt)	Grade (g/t)	Ounces (koz)

Proven and Probable Mineral Reserve	128,916	1.82	7,563	128,916	1.82	7,563
Measured and Indicated Mineral Resource	96,334	0.67	2,088	237,300	1.19	9,050
Inferred Mineral Resource	182,805	1.47	8,615	218,903	0.65	4,590

(3)
For more information regarding Kinross' mineral reserve and mineral resources, please refer to Kinross' Annual Mineral Reserve and Mineral Resource Statement as at December 31, 2010, contained in the news release dated February 16, 2011, available on our website at www.kinross.com.

Potential Piment orebody extensions and mine plan expansion:   Encouraging results from drill holes beneath the Piment zone indicate the potential for additional mineralization that, if fully delineated, may result in a larger orebody than previously considered. This could provide justification to expand the existing mine plan and pit model. These results warrant further analysis and consideration in the project feasibility study.

Potential heap leach opportunity at West Branch:   In addition to the higher grade greenschist mill ore contained in the West Branch mine plan of the project scoping study, recent drilling has confirmed the presence of lower grade sulphide mineralisation enveloping the main West Branch orebody in the existing pit model which may be amenable to crushing and heap leaching. If so, this would potentially improve the strip ratio and project economics by converting material previously considered waste rock into ore. The potential for a supplemental heap leach facility is now being studied as part of the project feasibility study.

Potential deep extension of West Branch orebody:   Encouraging results from holes beneath the existing West Branch pit model confirm the potential for an extension to the higher grade greenschist mineral resource.

Drilling encounters further mineralization at targets north and south of the mine:   Completion of the next phase of drilling in the Tasiast Sud area 10 kilometres south of the mine yielded further encouraging results at the C69 and Charlize targets. Additional work is required to fully understand the significance of the new data and the Company is planning more drilling to evaluate mineral resource potential at both targets. Drilling continued at C67 (5 kilometres north of Tasiast) during the quarter.

Infrastructure opportunities:   The Company is exploring new opportunities to optimize Tasiast project economics through infrastructure development options, which will require further detailed analysis as part of the project feasibility study. These include potential strategic partnerships with third parties to supply either natural gas or liquefied natural gas (LNG) to generate power for the mine site. The natural gas options are potentially more attractive than the on-site Heavy Fuel Oil (HFO) option contemplated in the project scoping study, both in terms of initial project capital and ongoing operating costs.

Project cost update:   The Company expects upward pressure on capital and operating costs similar to those being experienced in the current economic environment by the mining industry globally. These are due primarily to increased labour, equipment and commodity costs. Based on a preliminary analysis, the Company currently expects higher capital expenditures of $500 million to $1,000 million above the original aggregate estimate of approximately $2,700 million (comprising $2,200 million in initial capital and contingency, and $500 million in additional fleet purchases) in the project scoping study. Subject to further study and analysis, Kinross believes there is the potential to offset a significant portion of additional capital and operating costs by pursuing the natural gas options described above. The Company will provide a more detailed estimate of project expenditures as part of the project feasibility study.

Process plant development:   Basic and detailed engineering has commenced on the 60,000 tonnes per day process plant and associated process infrastructure facilities, which are expected to bring total capacity up to 68,600 tonnes per day. The proposed expansion plant is a conventional gold cyanidation plant, consisting of primary crushing, grinding, gravity separation, carbon-in-leach cyanidation and cyanide destruction, with a design throughput of approximately 60,000 tonnes per day. The expected capital cost of the plant is approximately $500 million. It is anticipated that construction will begin in the first half of 2012. In addition to mills and crushers that have already been acquired, purchasing of equipment is ongoing.

Procurement and capital spending:   As of the end of July, the Company had placed orders for processing and mine equipment including one 40-foot SAG mill; two 27-foot ball mills; a 16 MW power plant; 38 Caterpillar 793 haul trucks (which are expected to bring the site complement up to 50 haul trucks by 2013, the fleet required for the first phase of mining and stripping in the expansion project); five hydraulic shovels; and, eight track dozers and three wheel dozers. Year-to-date capital commitments to the end of July 2011 for mining, processing and power generation equipment total $515 million ($418 million as at June 30, 2011), with commitments expected to be approximately $1,000 million by year-end. Total actual spending by year-end is expected to be approximately $400 million. This includes expected advance payments to suppliers of approximately $190 million for the full year, compared with the earlier forecast of approximately $130 million in advance payments to suppliers.

Permitting:   Permitting in support of the expansion project is proceeding on schedule. Environmental Impact Notices (EINs) for initial on-site improvements have been approved by the Mauritanian government authorities. The Phase 1 Environmental Impact Assessment (EIA) for on-site improvements has been submitted to government authorities for their review.

Progress on associated project activities:   Work continues on other aspects of the expansion project and upgrades to the Tasiast operation, including the following:

•
Camp capacity is being expanded, with 390 beds already completed this year, and an additional 720 beds to be completed by year-end, which is expected to bring total camp capacity to approximately 2,400.

•
Construction of the Piment and West Branch dump leach facility is approximately 50% complete as of the end of July 2011. The dump leach will include five cells, with commissioning of the first cell expected late in the third quarter of 2011.

•
Construction of a new ADR (Adsorption, Desorption and Refining) plant to treat gold solution from the Piment and West Branch dump leach facility was 74% complete as of the end of July 2011. The plant is scheduled for commissioning in the fourth quarter of 2011.

•
The Company has identified a preferred supplier for its mining fleet maintenance and replacement parts, and the training of maintenance mechanics at Tasiast, and is in discussions regarding the potential terms of such an arrangement.

•
The majority of the Tasiast project team has been recruited, including an experienced Project Director, four Area Managers, and associated support staff.

Dvoinoye

Key project development activities for 2011 at Dvoinoye are proceeding on schedule. The feasibility study remains on schedule for completion in the first quarter of 2012. Processing of Dvoinoye ore at Kupol remains on target to commence in the second half of 2013.

Exploration and engineering drilling continued throughout the quarter to define further mineral reserves and mineral resources, with 24,900 metres of drilling completed as of the end of the second quarter of 2011. Drilling will commence on the surrounding Vodorazdelnaya license in the third quarter of 2011.

Approximately 250 metres of a one kilometre target for underground decline development in 2011 were completed as of the end of the second quarter of 2011. Fabrication of the permanent camp is more than 50% complete and awaiting shipment. Fabrication of the truck shop and water storage buildings is complete and also on target for delivery to facilitate the 2011 construction schedule. Other project development activities include commissioning of selected mining equipment and further construction of facilities at the mine portal, and initiation of earthworks at the truck shop, fuel farm, water storage and powerhouse sites. Procurement activities and placement of contracts to facilitate construction of surface facilities and infrastructure are progressing on target. Basic engineering and procurement activities are continuing for other remaining site facilities including the powerhouse, administration building and water treatment facility.

Paracatu ball mills

The Paracatu third ball mill was successfully commissioned in early June 2011 and reached full production within one month of commissioning, well in advance of the projected four month ramp-up schedule.

Engineering on the fourth Paracatu ball mill is at 81% as of the end of July 2011. Site excavation commenced in late May 2011, and construction of the ball mill foundation began in early July 2011. Final delivery of all mill components is expected in late August 2011. The project remains on target to be operational in the first half of 2012.

Maricunga SART plant

Construction of the Maricunga SART (Sulphidization, Acidification, Recycling and Thickening) plant is 55% complete as of the end of July 2011. Severe winter storms in the region have resulted in a schedule delay, and the project is now targeted for completion in the first quarter of 2012.

New developments

Lobo-Marte

At Lobo-Marte, approximately 70% of the 20,000 metre drill campaign for 2011 is now complete, and drilling will recommence at the end of the 2011 winter season.

The project feasibility study is on schedule for completion in the fourth quarter of 2011. Geotechnical and mine block models in support of the feasibility study are on target to be completed in the third quarter of 2011. The updated capital expenditure estimate to be included in the project feasibility study is expected to reflect industry-wide cost pressures, while the Company is seeking opportunities to optimize project economics and offset expected additional costs.

The EIA for the project was submitted at the end of June 2011. The project remains on schedule to commence commissioning in 2014.

Fruta del Norte

Construction of the underground exploration decline at Fruta del Norte (FDN) is well underway, with construction of the high wall for the portal complete and the portal now open. Approximately 70 metres of the decline have been developed as of the end of July 2011, and the Company remains on target to complete approximately 600 metres by year-end 2011, of 1,750 metres in total.

The initial EIAs for building and operating the FDN mine were submitted in May 2011, and the EIA and related Environmental License for advanced exploration at Colibri were approved. The Company remains on schedule to complete a feasibility study in the second half of 2011, and continues to target start-up of the mine in late 2014. Similar to Tasiast and Lobo-Marte the updated capital expenditure estimate in the project feasibility study is expected to reflect industry-wide cost escalation, which the Company is seeking to offset.

Negotiations with the Ecuadorian government on an exploitation contract for FDN are continuing, and the Company expects to commence negotiations on an investment protection agreement by the beginning of the fourth quarter of 2011. The Company's goal is to conclude enforceable and balanced agreements that provide a fair share of benefits to the people of Ecuador and Kinross shareholders.

Cerro Casale

Barrick Gold Corporation has provided an update on the Cerro Casale project in its second quarter 2011 news release, including a revised capital cost estimate reflecting industry-wide cost escalation. Despite an expected delay in construction and start-up for Cerro Casale, Kinross believes that the project economics remain attractive, given the expected low cash costs.

Recent transactions

Completion of share purchase agreement to acquire 100% of Kupol

On April 27, 2011, Kinross' 75%-owned subsidiary, Chukotka Mining and Geological Company (CMGC) completed the previously-announced purchase from the State Unitary Enterprise of the Chukotka Autonomous Okrug, or "CUE", of the

2,292,348 shares of CMGC previously held by CUE, representing 25.01% of CMGC's outstanding share capital, for consideration of $335.4 million, including transaction costs.

As a result, Kinross now owns 100% of CMGC, consolidating the Company's ownership of Kupol and the Kupol East-West exploration licences in the Chukotka region of the Russian Federation. With the recently completed acquisitions of the Dvoinoye deposit and Vodorazdelnaya property, and the remaining interests in the Kupol East-West exploration licences, Kupol is now in a position to benefit fully from this prospective high-grade epithermal district.

Increase in the revolving credit facility

On March 31, 2011, the Company amended its unsecured revolving credit facility, increasing the available credit from $600 million to $1.2 billion, consistent with the growth of the Company over the past year.

Sale of Harry Winston Diamond Corporation shares

On March 23, 2011, the Company completed the sale of its approximate 8.5% equity interest in Harry Winston, consisting of approximately 7.1 million Harry Winston common shares, on an underwritten block trade basis, for net proceeds of $100.6 million. No cash income tax was payable as a result of the sale. The Company continues to hold a note receivable from Harry Winston in the amount of $70.0 million, maturing August 25, 2011.

Other Developments

New Chief Financial Officer appointed

Kinross appointed Paul H. Barry as Executive Vice-President and Chief Financial Officer, effective April 4, 2011. Mr. Barry replaced Thomas M. Boehlert.

New Director appointed

The Board of Directors has appointed Kenneth Irving as a Director, effective August 10, 2011.

Exploration update

Total exploration expenditures for the second quarter of 2011 were $48.3 million, including $14.9 million of expensed exploration costs and $33.4 million of capitalized exploration costs. In the second quarter of 2010, expensed exploration costs amounted to $14.2 million, whereas $9.3 million in exploration costs were capitalized.

In the first six months of 2011, total exploration expenditures were $90.7 million, compared with $36.8 million for the same period in 2010. Total exploration expenditures for the first half of 2011 were split between expensed exploration costs of $35.7 million and capitalized exploration costs of $55 million. For the comparative 2010 period, expensed exploration costs totalled $21.9 million with capitalized exploration costs of $14.9 million.

Kinross was active on more than 30 brownfield and greenfield initiatives in the second quarter of 2011 with drilling across all projects totalling approximately 194,000 metres. Highlights of the second quarter exploration program include the following:

  •
  Tasiast:  Kinross continued its aggressive drill campaign with 15 core and 8 reverse circulation (RC) rigs in operation. Infill drilling at West Branch was largely completed, with all planned resource upgrade, metallurgical and geotechnical drilling completed. Condemnation drilling was 85% complete. Drilling totalled 124,000 metres in the second quarter of 2011 for a year-to-date total of 250,000 metres.

  Assay result turn-around times continue to be slow. Analyses of samples from infill holes were prioritized for inclusion in the resource update. Assay results of exploration drilling beyond the boundaries of the Tasiast resource area are starting to return. A total of 64,000 samples were waiting to be analyzed at the end of the second quarter of 2011.

    Completion of the mine-site SGS "Superlab" is anticipated in September and will significantly accelerate turn-around on assay results.

    New drilling results 500 metres along strike of West Branch has encountered greenschist-style mineralization in a new position on the Tasiast structure. Follow-up drilling is ongoing to fully evaluate this potential new zone of mineralization. Deep drilling down plunge of West Branch confirms that the orebody extends well beyond the base of the latest mineral resource update. The results highlight potential for future deep resource growth.

    Drilling in the Tasiast Sud area, 10 kilometres south of the mine, focused on testing extensions of mineralization intersected in previous drilling at the C69 and Charlize targets. Approximately 3,500 metres were completed with initial encouraging results requiring follow-up drilling in order to fully evaluate mineral resource potential. Over 3,900 metres of drilling was completed at the C67 target, located five kilometres north of the mine. The Company is awaiting assay results to guide planning of further work.

    Additional resource conversion drilling will continue into the third quarter of 2011 to upgrade and expand inferred resource to indicated classification. Areas of infill focus include the footwall-zone at West Branch and dip extensions of ore bodies at Piment Central, Piment Sud Nord, and Piment Sud Sud.

  •
  La Coipa:  Four rigs (two core and two RC) continued to drill, completing 8,722 metres in the second quarter of 2011. Ongoing drilling at the Portezuelo and Ladera Farellon deposits targeted resource conversion and deposit extensions of existing mineralization. Encouraging drill results were returned from Pompeya, 3 kilometres south of Puren, with mineralized intercepts now defined over an area of 1 kilometre by 0.4 kilometres and open in all directions. Positive results were also received at Puren West, a mixed oxide-sulphide target, 1 kilometre south of the Puren mine. Mineralization is presently defined over an area of 0.6 kilometre by 0.1 kilometre and is open in both directions along strike. Step-out drilling continues to delineate the extent of mineralization at both targets.

  •
  Chirano:  Two drill rigs were active at Chirano throughout the second quarter, completing 4,722 metres (10,200 metres year-to-date). Drilling focused on the Obra, Paboase, and Ekyuiabo targets. Drilling will continue to test for high grade mineralization encountered in previous drilling beneath the pit at Obra. Two additional drills are currently mobilizing to Chirano resulting in a total of three drills active for the remainder of the year.

  •
  Fruta del Norte/Condor Project:  The Company continued surface exploration (mapping and geochemical sampling) along the Las Penas fault zone outside of the FDN project area in order to identify new targets in the district.

  •
  Kupol:  Resource conversion drilling at Kupol continued at the Northern Extension Zone as well as drilling to deepen known ore positions. Drilling was also carried out at TB-2 (4 kilometres northwest from the mine) Moroshka (4 kilometres east of the mine) and Fevral (2 kilometres south of the mine). A total of 11,162 metres of drilling was completed during the second quarter of 2011.

  •
  Dvoinoye:  Sixteen drill holes for a total of 13,700 metres were completed during the second quarter of 2011. Drilling focused on upgrading resources to indicated classification at Zone 37. Preparation for the summer field season was completed at Vodorazdelnaya.

  •
  Lobo-Marte:  Eleven holes were completed at Lobo-Marte for a total of 4,448 metres. Drilling was suspended for the winter and will resume in September of 2011. Drilling at Valy continued to return positive results that start near surface and returned mineralized intervals characteristic of porphyry gold deposits known elsewhere in the Maricunga district.

  •
  Fort Knox, Kettle River and Round Mountain:  Two RC and one core drill continued on Phase 8 drilling at Fort Knox (13,000 metres); two core drills continued at Kettle River (9,384 metres); and drilling at Round Mountain has completed 17 pre-collard core holes (13,100 metres) at the NW deep extension.

  •
  White Gold/Ross:  Core drilling commenced on the Ross project early May and 3,346 metres were completed by early July. The drill was mobilized to White Gold after the end of the second quarter of 2011.

5. CONSOLIDATED RESULTS OF OPERATIONS

Operating highlights

	Three months ended June 30,				Six months ended June 30,
(in millions, except ounces and per share amounts)	2011	2010	Change	% Change	2011	2010	Change	% Change

Operating Statistics
Total gold equivalent ounces (a)
Produced (b)	696,631	585,027	111,604	19%	1,397,110	1,177,391	219,719	19%
Sold (b)	704,447	603,376	101,071	17%	1,423,024	1,222,122	200,902	16%
Attributable gold equivalent ounces (a)
Produced (b)	676,245	538,270	137,975	26%	1,319,102	1,082,404	236,698	22%
Sold (b)	685,823	551,958	133,865	24%	1,346,611	1,119,056	227,555	20%
Gold ounces - sold	621,870	564,772	57,098	10%	1,256,661	1,136,394	120,267	11%
Silver ounces - sold (000's)	3,275	2,521	754	30%	6,921	5,608	1,313	23%
Average realized gold price ($/ounce)	$1,449	$1,158	$291	25%	$1,388	$1,111	$277	25%
Financial Data
Metal sales	$987.8	$696.6	$291.2	42%	$1,924.8	$1,354.2	$570.6	42%
Production costs	$402.6	$288.4	$114.2	40%	$784.2	$563.2	$221.0	39%
Depreciation, depletion and amortization	$149.9	$116.9	$33.0	28%	$303.0	$247.5	$55.5	22%
Operating earnings	$358.0	$239.6	$118.4	49%	$688.9	$450.3	$238.6	53%
Net earnings attributed to common shareholders	$247.4	$110.4	$137.0	124%	$497.5	$291.7	$205.8	71%

(a)
"Total" includes 100% of Kupol and Chirano production. "Attributable" includes Kinross' share of Chirano production (90%) and Kupol production (75% to April 27, 2011, 100% thereafter).

(b)
"Gold equivalent ounces" include silver ounces produced and sold converted to a gold equivalent based on the ratio of the average spot market prices for the commodities for each period. The ratio for the second quarter of 2011 was 39.67:1, compared with 65.31:1 for the second quarter of 2010. The ratio for the first six months of 2011 was 41.47:1, compared with 65.49:1 for the first six months of 2010.

Operating Earnings (Loss) by Segment

	Three months ended June 30,					Six months ended June 30,
(in millions)	2011	2010	Change	% Change (d)		2011	2010	Change	% Change (d)

Operating segments
Fort Knox	$45.2	$35.0	$10.2	29%		$79.0	$59.9	$19.1	32%
Round Mountain	29.4	26.2	3.2	12%		47.9	45.3	2.6	6%
Kettle River-Buckhorn	29.7	22.1	7.6	34%		56.6	37.9	18.7	49%
Kupol	133.0	110.8	22.2	20%		253.2	203.4	49.8	24%
Paracatu	50.3	65.4	(15.1)	(23%	)	111.3	118.9	(7.6)	(6%	)
Crixás	5.2	8.7	(3.5)	(40%	)	11.0	17.8	(6.8)	(38%	)
La Coipa	21.5	5.8	15.7	271%		51.8	22.3	29.5	132%
Maricunga	62.2	17.2	45.0	262%		113.0	39.5	73.5	186%
Tasiast (a)	18.6	-	18.6	nm		44.8	-	44.8	nm
Chirano (a)	26.4	-	26.4	nm		48.4	-	48.4	nm
Non-operating segments
Fruta del Norte	(0.6)	(0.1)	(0.5)	500%		(2.2)	(0.3)	(1.9)	633%
Cerro Casale (b)	-	-	-	0%		-	(0.1)	0.1	(100%	)
Corporate and Other (c)	(62.9)	(51.5)	(11.4)	22%		(125.9)	(94.3)	(31.6)	33%

Total	$358.0	$239.6	$118.4	49%		$688.9	$450.3	$238.6	53%

(a)
The Tasiast and Chirano mines were acquired with the acquisition of Red Back on September 17, 2010.

(b)
As of March 31, 2010, Cerro Casale is accounted for as an equity investment.

(c)
"Corporate and Other" includes operating costs which are not directly related to individual mining properties such as general and administrative expenditures, gains on disposal of assets and investments and other operating costs.

(d)
"nm" means not meaningful.

Mining operations

Fort Knox (100% ownership and operator) - USA

	Three months ended June 30,					Six months ended June 30,
	2011	2010	Change	% Change (c)		2011	2010	Change	% Change (c)

Operating Statistics
Tonnes ore mined (000's)	708	5,679	(4,971)	(88%	)	3,177	10,928	(7,751)	(71%	)
Tonnes processed (000's) (a)	10,000	7,761	2,239	29%		13,466	11,730	1,736	15%
Grade (grams/tonne) (b)	0.59	0.76	(0.17)	(22%	)	0.62	0.73	(0.11)	(15%	)
Recovery (b)	79.4%	80.3%	(0.9% )	(1%	)	77.9%	79.9%	(2.0% )	(3%	)
Gold equivalent ounces:
Produced	77,727	86,270	(8,543)	(10%	)	142,774	155,910	(13,136)	(8%	)
Sold	77,269	80,999	(3,730)	(5%	)	141,935	150,815	(8,880)	(6%	)
Financial Data (in millions)
Metal sales	$117.4	$98.3	$19.1	19%		$207.1	$175.8	$31.3	18%
Production costs	52.4	51.6	0.8	2%		93.0	87.7	5.3	6%
Depreciation, depletion and amortization	17.2	11.3	5.9	52%		32.2	27.2	5.0	18%

	47.8	35.4	12.4	35%		81.9	60.9	21.0	34%
Exploration and business development	2.5	0.4	2.1	525%		2.8	1.0	1.8	180%
Other	0.1	-	0.1	nm		0.1	-	0.1	nm

Segment operating earnings	$45.2	$35.0	$10.2	29%		$79.0	$59.9	$19.1	32%

(a)
Includes 6,552,000 and 6,916,000 tonnes placed on the heap leach pad for the second quarter and the first six months of 2011, respectively, compared with 4,420,000 and 5,081,000 tonnes placed on the heap leach pad for the second quarter and the first six months of 2010, respectively.

(b)
Amount represents mill grade and recovery only. Ore placed on the heap leach pad had an average grade of 0.37 grams per tonne for both the second quarter and the first six months of 2011. Ore placed on the heap leach pad had an average grade of 0.34 grams per tonne for the second quarter of 2010 and 0.32 grams per tonne for the first six months of 2010. Due to the nature of heap leach operations, recovery rates cannot be accurately measured.

(c)
"nm" means not meaningful.

Second quarter 2011 vs. Second quarter 2010

Tonnes of ore mined decreased by 88% in the second quarter of 2011 compared with the second quarter of 2010 primarily due to mine sequencing and planned increased reliance on stockpiled ore during 2011. Tonnes of ore processed increased by 29% over the same period to compensate for the planned decline in grade associated with processing the stockpiled ore. Gold equivalent ounces produced declined by 10% compared with the second quarter of 2010 due to an increase in lower grade stockpile material processed through the mill during the second quarter of 2011.

Metal sales were 19% higher than the same period in the prior year due to increased metal prices realized, offset to some degree by a 5% decline in gold equivalent ounces sold. Production costs increased by 2% compared with the second quarter of 2010, despite the decline in gold equivalent ounces sold, due primarily to increases in diesel fuel, labour, and energy costs. Depreciation, depletion and amortization was 52% higher in the second quarter of 2011 compared with the second quarter of 2010 due largely to the impact of an increase in the proportion of ounces drawn from the heap leach pad.

First six months of 2011 vs. First six months of 2010

Tonnes of ore mined decreased by 71%, tonnes of ore processed increased by 15%, and grade and recovery declined in the first six months of 2011 compared with the first six months of 2010 due to a planned shift from mined ore to lower grade stockpiled ore. Gold equivalent ounces produced were 8% lower in the first six months of 2011 compared with the prior period despite the increase in processing as the reliance on lower grade stockpile ore increased in 2011.

Metal sales were higher than in the first six months of 2010 due to increased metal prices realized, offset to some degree by a 6% decline in gold equivalent ounces sold. Production costs were higher during the first six months of 2011 compared with the first six months of 2010, largely due to higher diesel fuel, labour and energy costs. Depreciation, depletion and amortization was 18% higher than in the first six months of 2010 due to the impact of an increase in the proportion of ounces drawn from the heap leach pad.

Round Mountain (50% ownership and operator; Barrick 50%) - USA

	Three months ended June 30,					Six months ended June 30,
	2011	2010	Change	% Change		2011	2010	Change	% Change

Operating Statistics (a)
Tonnes ore mined (000's) (b)	7,082	5,610	1,472	26%		13,318	9,864	3,454	35%
Tonnes processed (000's) (b)	8,338	7,390	948	13%		15,468	15,322	146	1%
Grade (grams/tonne) (b)	0.46	0.50	(0.04)	(8%	)	0.47	0.52	(0.05)	(10%	)
Gold equivalent ounces:
Produced	47,151	46,927	224	0%		89,272	92,556	(3,284)	(4%	)
Sold	46,941	45,448	1,493	3%		88,496	90,980	(2,484)	(3%	)
Financial Data (in millions)
Metal sales	$71.4	$55.0	$16.4	30%		$129.5	$105.4	$24.1	23%
Production costs	34.7	24.8	9.9	40%		67.6	51.1	16.5	32%
Depreciation, depletion and amortization	7.2	4.2	3.0	71%		13.8	9.2	4.6	50%

	29.5	26.0	3.5	13%		48.1	45.1	3.0	7%
Exploration and business development	0.1	0.1	-	0%		0.2	0.1	0.1	100%
Other	-	(0.3)	0.3	100%		-	(0.3)	0.3	100%

Segment operating earnings	$29.4	$26.2	$3.2	12%		$47.9	$45.3	$2.6	6%

(a)
Due to the nature of heap leach operations, recovery rates cannot be accurately measured.

(b)
Tonnes of ore mined/processed represent 100%.

Second quarter 2011 vs. Second quarter 2010

Tonnes of ore mined and processed increased by 26% and 13%, respectively, in the second quarter of 2011 compared with the second quarter of 2010 due to a decrease in stripping activities and an increase in mining activities in ore. Grade was 8% lower in the second quarter of 2011 than in the second quarter of 2010 due to planned mine sequencing. Gold equivalent ounces produced during the quarter were consistent with the second quarter of 2010 as increased processing levels were offset by a decline in gold grades.

Metal sales were 30% higher compared with the second quarter of 2010 due to increases in metal prices realized and gold equivalent ounces sold. Higher metal prices accounted for $14.6 million of the increase in metal sales in the second quarter of 2011 compared with the second quarter of 2010. Production costs increased by 40% compared with the second quarter of 2010 due primarily to higher diesel fuel, contractor and reagent costs. Depreciation, depletion and amortization increased by 71% as a result of machinery and equipment additions and the commencement of deferred development amortization on two new mine phases.

First six months of 2011 vs. First six months of 2010

Tonnes of ore mined during the first six months of 2011 were 35% higher than in the first six months of 2010 due to an increase in mining ore relative to stripping activities. Gold grade declined by 10% in the first six months of 2011 compared with the first six months of 2010 due to mine sequencing. Gold equivalent ounces produced were 4% lower than in the first six months of 2010 largely due to lower gold grades.

Metal sales were 23% higher compared with the first six months of 2010 due to higher metal prices which more than offset the decline in gold equivalent ounces sold. Production costs increased by $16.5 million or 32% compared with the first six months of 2010 due primarily to higher diesel fuel, contractor and labour costs. Depreciation, depletion and amortization was 50% higher than in the first six months of 2010 due primarily to amortization associated with two new mine phases and to machinery and equipment additions.

Kettle River-Buckhorn (100% ownership and operator) - USA

	Three months ended June 30,					Six months ended June 30,
	2011	2010	Change	% Change		2011	2010	Change	% Change

Operating Statistics
Tonnes ore mined (000's)	98	102	(4)	(4%	)	206	190	16	8%
Tonnes processed (000's)	104	99	5	5%		210	191	19	10%
Grade (grams/tonne)	14.77	18.20	(3.43)	(19%	)	15.03	18.86	(3.83)	(20%	)
Recovery	89.2%	91.2%	(2.0% )	(2%	)	88.6%	90.9%	(2.3% )	(2%	)
Gold equivalent ounces:
Produced	46,237	50,463	(4,226)	(8%	)	92,089	98,868	(6,779)	(7%	)
Sold	45,442	53,364	(7,922)	(15%	)	93,071	99,444	(6,373)	(6%	)
Financial Data (in millions)
Metal sales	$68.9	$64.2	$4.7	7%		$135.3	$115.4	$19.9	17%
Production costs	18.3	16.4	1.9	12%		36.2	29.3	6.9	24%
Depreciation, depletion and amortization	20.0	24.6	(4.6)	(19%	)	41.8	46.3	(4.5)	(10%	)

	30.6	23.2	7.4	32%		57.3	39.8	17.5	44%
Exploration and business development	1.7	1.9	(0.2)	(11%	)	2.5	3.0	(0.5)	(17%	)
Other	(0.8)	(0.8)	-	0%		(1.8)	(1.1)	(0.7)	(64%	)

Segment operating earnings	$29.7	$22.1	$7.6	34%		$56.6	$37.9	$18.7	49%

Second quarter 2011 vs. Second quarter 2010

Tonnes of ore mined was 4% lower in the second quarter of 2011 compared with the second quarter of 2010 due to a temporary suspension of mine access resulting from seasonal flooding. Tonnes of ore processed were higher in the second quarter of 2011 compared with the prior period to offset lower planned grade and recovery levels. Grades were 19% lower compared with the second quarter of 2010 due to mine sequencing, offset to some degree by higher stockpile grade. Gold equivalent ounces produced declined by 8% compared with the second quarter of 2010 due to lower grades and recoveries.

Metal sales increased by 7% compared with 2010 due to higher metal prices, offset by the 15% decrease in gold equivalent ounces sold. Production costs increased by 12% compared with the second quarter of 2010 due primarily to an increase in contractor and labour costs. Depreciation, depletion and amortization decreased in line with the decline in gold equivalent ounces sold in the second quarter of 2011 compared with the second quarter of 2010.

First six months of 2011 vs. First six months of 2010

Tonnes of ore mined and processed were higher in the first six months of 2011 than in the first six months of 2010 to offset lower planned grade and recovery levels. The impact of seasonal flooding on mine access reduced the overall increase in tonnes of ore mined during the first six months of 2011. Grades were 20% lower in the first six months of 2011 compared with the first six months of 2010 due to planned mine sequencing. Gold equivalent ounces produced in the first six months of 2011 were 7% lower than in the first six months of 2010 due to lower grades and recoveries which more than offset the impact of the increase in tonnes processed. Gold equivalent ounces sold exceeded production due to timing of shipments.

Metal sales were $19.9 million or 17% higher than in the first six months of 2010 mainly due to an increase in metal prices realized which more than offset a 6% decline in gold equivalent ounces sold. Production costs increased by 24% between the first six months of 2010 and the first six months of 2011 due to increases in contractor, labour and ore haulage costs.

Depreciation, depletion and amortization was 10% lower than the comparative 2010 period reflecting the decrease in gold equivalent ounces sold.

Kupol (100% ownership and operator) - Russian Federation (a)

	Three months ended June 30,					Six months ended June 30,
	2011	2010	Change	% Change		2011	2010	Change	% Change

Operating Statistics
Tonnes ore mined (000's) (b)	354	367	(13)	(4%	)	735	680	55	8%
Tonnes processed (000's) (b)	305	290	15	5%		610	573	37	6%
Grade (grams/tonne):
Gold	15.88	18.55	(2.67)	(14%	)	16.22	19.36	(3.14)	(16%	)
Silver	215.21	209.73	5.48	3%		226.56	225.67	0.89	0%
Recovery:
Gold	93.7%	94.3%	(0.6% )	(1%	)	94.1%	94.8%	(0.7% )	(1%	)
Silver	84.0%	83.0%	1.0%	1%		84.0%	83.0%	1.0%	1%
Gold equivalent ounces: (b),(c)
Produced	184,066	187,025	(2,959)	(2%	)	389,741	379,946	9,795	3%
Sold	199,773	205,670	(5,897)	(3%	)	403,111	412,265	(9,154)	(2%	)
Silver ounces: (b)
Produced (000's)	1,660	1,616	44	3%		3,694	3,373	321	10%
Sold (000's)	1,852	1,640	212	13%		3,746	3,433	313	9%
Financial Data (in millions)
Metal sales	$239.7	$217.1	$22.6	10%		$465.3	$418.2	$47.1	11%
Production costs	69.1	63.0	6.1	10%		134.6	127.9	6.7	5%
Depreciation, depletion and amortization	37.0	42.6	(5.6)	(13%	)	76.5	86.0	(9.5)	(11%	)

	133.6	111.5	22.1	20%		254.2	204.3	49.9	24%
Exploration and business development	0.4	0.4	-	0%		0.5	0.6	(0.1)	(17%	)
Other	0.2	0.3	(0.1)	(33%	)	0.5	0.3	0.2	67%

Segment operating earnings	$133.0	$110.8	$22.2	20%		$253.2	$203.4	$49.8	24%

(a)
As of April 27, 2011, Kinross increased its ownership in Kupol from 75% to 100%.

(b)
Tonnes of ore mined/processed, production and sales represents 100%.

(c)
"Gold equivalent ounces" include silver ounces produced and sold converted to a gold equivalent based on the ratio of the average spot market prices for the commodities for each period. The ratio for the second quarter of 2011 was 39.67:1, compared with 65.31:1 for the second quarter of 2010. The ratio for the first six months of 2011 was 41.47:1, compared with 65.49:1 for the first six months of 2010.

Second quarter 2011 vs. Second quarter 2010

Tonnes of ore mined were lower in the second quarter of 2011 compared with the second quarter of 2010 due to underground mining delays caused by increased ground support work. Processing increased by 15,000 tonnes or 5% relative to the prior period due to improved mill throughput. Gold grades were 14% lower in the second quarter of 2011 compared with the second quarter of 2010 due to planned mine sequencing. Gold equivalent ounces produced declined by 2% compared with the second quarter of 2010 due to lower gold grade and recoveries, offset to some degree by increased processing and silver production and a more favorable gold equivalent ratio than in the same period in 2010.

Metal sales were 10% higher in the second quarter of 2011 compared with the second quarter of 2010 as higher metal prices more than offset the impact of lower gold equivalent ounces sold. Production costs increased by 10% to $69.1 million in the second quarter of 2011 due primarily to higher mineral royalty taxes and labour costs. Depreciation, depletion and amortization declined by 13% due primarily to an increase in reserves at December 31, 2010, which increased the base on which the majority of depreciation is calculated. Depreciation, depletion and amortization also declined due to a decrease in gold ounces sold compared with the second quarter of 2010, offset to some degree by a more favourable gold equivalent ratio in the second quarter of 2011 than in the comparative 2010 period.

First six months of 2011 vs. First six months of 2010

Tonnes of ore mined and processed were 8% and 6% higher, respectively, in the first six months of 2011 compared with the first six months of 2010 due to a decreased stripping ratio at the open pit, the addition of underground mine equipment during 2010, and increased mill throughput. Gold grades were 16% lower than in the first six months of 2010 due to mine sequencing. Gold equivalent ounces produced were 3% higher than in the first six months of 2010 as increases in tonnes processed and silver production and a more favourable gold equivalent ratio more than offset the decline in gold grades between periods.

Metal sales were 11% higher for the first six months of 2011 compared with the first six months of 2010 as increased metal prices outweighed the impact of lower gold equivalent ounces sold. Production costs increased by 5% compared with the first six months of 2010 due largely to increases in mineral royalty taxes and labour costs. Depreciation, depletion and amortization was lower largely due to an increase in the reserve base at December 31, 2010 and to lower gold ounces sold in 2011. The decline in gold ounces sold in the first six months of 2011 was offset by a more favourable gold equivalent ratio than the comparative 2010 period.

Paracatu (100% ownership and operator) - Brazil

	Three months ended June 30,					Six months ended June 30,
	2011	2010	Change	% Change(a)		2011	2010	Change	% Change(a)

Operating Statistics
Tonnes ore mined (000's)	9,979	10,593	(614)	(6%	)	19,745	22,010	(2,265)	(10%	)
Tonnes processed (000's)	10,014	10,179	(165)	(2%	)	19,752	20,289	(537)	(3%	)
Grade (grams/tonne)	0.41	0.45	(0.04)	(9%	)	0.41	0.45	(0.04)	(9%	)
Recovery	75.6%	79.2%	(3.6% )	(4%	)	76.5%	78.4%	(1.9% )	(2%	)
Gold equivalent ounces:
Produced	99,893	118,101	(18,208)	(15%	)	200,320	235,573	(35,253)	(15%	)
Sold	95,773	119,531	(23,758)	(20%	)	203,730	240,652	(36,922)	(15%	)
Financial Data (in millions)
Metal sales	$144.2	$143.5	$0.7	0%		$294.4	$277.7	$16.7	6%
Production costs	77.1	62.7	14.4	23%		151.6	129.9	21.7	17%
Depreciation, depletion and amortization	14.3	16.7	(2.4)	(14%	)	28.7	32.6	(3.9)	(12%	)

	52.8	64.1	(11.3)	(18%	)	114.1	115.2	(1.1)	(1%	)
Exploration and business development	0.1	-	0.1	nm		0.1	-	0.1	nm
Other	2.4	(1.3)	3.7	285%		2.7	(3.7)	6.4	173%

Segment operating earnings	$50.3	$65.4	$(15.1)	(23%	)	$111.3	$118.9	$(7.6)	(6%	)

(a)
"nm" means not meaningful.

Second quarter 2011 vs. Second quarter 2010

Tonnes of ore mined and tonnes of ore processed in the second quarter of 2011 declined compared with the second quarter of 2010 largely due to an increase in the ratio of ore stripping relative to mining activities. Grades were 9% lower due to planned mine sequencing. Gold equivalent ounces produced were 15% lower than the second quarter of 2010 due to declines in grades, recoveries and tonnes processed.

Metal sales remained consistent with the second quarter of 2010 as an increase in metal prices realized was offset by a 20% decline in gold equivalent ounces sold. Production costs increased by 23% compared with the second quarter of 2010 as a result of higher contractor, power and labour costs. Depreciation, depletion and amortization decreased due to a corresponding decline in gold equivalent ounces sold.

First six months of 2011 vs. First six months of 2010

Tonnes of ore mined and processed were lower by 10% and 3%, respectively, compared with the first six months of 2010, largely due to an increase in mining of waste material. Gold equivalent ounces produced and sold were lower than in the same period in 2010 due to declines in grade, tonnes processed and recoveries. Gold equivalent ounces sold for the first six months of 2011 were higher than gold equivalent ounces produced due to timing of shipments as a build up of finished goods inventory on hand at the end of December 31, 2010 was sold during 2011.

Metal sales increased to $294.4 million compared with $277.7 million in the first six months of 2010 due to an increase in metal prices realized, offset to some degree by a 15% decline in gold equivalent ounces sold. Production costs increased by 17% in the first six months of 2011 compared with the first six months of 2010 due primarily to higher power, labour and contractor costs. Depreciation, depletion and amortization was 12% lower than the first six months of 2010 largely due to the decline in gold equivalent ounces sold.

Crixás (50% ownership; AngloGold Ashanti 50% and operator) - Brazil

	Three months ended June 30,					Six months ended June 30,
	2011	2010	Change	% Change(b)		2011	2010	Change	% Change(b)

Operating Statistics
Tonnes ore mined (000's) (a)	330	288	42	15%		586	564	22	4%
Tonnes processed (000's) (a)	312	288	24	8%		568	564	4	1%
Grade (grams/tonne)	3.35	4.26	(0.91)	(21%	)	3.58	4.35	(0.77)	(18%	)
Recovery	92.7%	91.6%	1.1%	1%		92.6%	93.2%	(0.6% )	(1%	)
Gold equivalent ounces:
Produced	15,438	18,076	(2,638)	(15%	)	30,251	36,932	(6,681)	(18%	)
Sold	16,165	16,751	(586)	(3%	)	29,784	37,335	(7,551)	(20%	)
Financial Data (in millions)
Metal sales	$24.2	$21.0	$3.2	15%		$43.1	$43.1	$-	-
Production costs	13.6	8.8	4.8	55%		23.7	17.7	6.0	34%
Depreciation, depletion and amortization	3.6	3.6	-	-		6.0	7.8	(1.8)	(23%	)

	7.0	8.6	(1.6)	(19%	)	13.4	17.6	(4.2)	(24%	)
Exploration and business development	0.5	-	0.5	100%		0.8	-	0.8	100%
Other	1.3	(0.1)	1.4	nm		1.6	(0.2)	1.8	nm

Segment operating earnings	$5.2	$8.7	$(3.5)	(40%	)	$11.0	$17.8	$(6.8)	(38%	)

(a)
Tonnes of ore mined/processed represents 100% of mine production.

(b)
"nm" means not meaningful.

Second quarter 2011 vs. Second quarter 2010

Tonnes of ore mined and processed increased by 15% and 8%, respectively, and grades declined by 21% as a result of dilution, in the second quarter of 2011 compared with the second quarter of 2010. This was in line with planned mine sequencing. Gold equivalent ounces produced were 15% lower than in the same period in 2010 due primarily to the decline in grade, offset to some degree by the 8% increase in tonnes processed.

Metal sales increased by 15% compared with the second quarter of 2010 due to higher metal prices realized, offsetting the 3% decline in gold equivalent ounces sold. Production costs increased by 55% despite lower production levels due largely to increases in power and labour costs relative to the second quarter of 2010.

First six months of 2011 vs. First six months of 2010

Tonnes of ore mined and processed for the first six months of 2011 increased marginally compared with the first six months of 2010 and were in line with the mine plan. Gold equivalent ounces produced were 18% lower than in the first six months of 2010 due largely to the corresponding decline in gold grades.

Metal sales in the first six months of 2011 were consistent with the first six months of 2010 as higher metal prices directly offset lower gold equivalent ounces sold. Production costs increased by 34% between the first six months of 2010 and the first six months of 2011 due primarily to higher power and labour costs. Depreciation, depletion and amortization decreased in line with a corresponding decline in gold equivalent ounces sold.

La Coipa (100% ownership and operator) - Chile

	Three months ended June 30,					Six months ended June 30,
	2011	2010	Change	% Change		2011	2010	Change	% Change

Operating Statistics
Tonnes ore mined (000's)	541	950	(409)	(43%	)	1,133	1,815	(682)	(38%	)
Tonnes processed (000's)	1,131	998	133	13%		2,207	2,229	(22)	(1%	)
Grade (grams/tonne):
Gold	0.72	1.00	(0.28)	(28%	)	0.78	1.04	(0.26)	(25%	)
Silver	58.85	37.56	21.29	57%		67.03	37.82	29.21	77%
Recovery:
Gold	80.5%	79.8%	0.7%	1%		77.4%	78.9%	(1.5% )	(2%	)
Silver	54.6%	58.9%	(4.3% )	(7%	)	53.7%	60.6%	(6.9% )	(11%	)
Gold equivalent ounces: (a)
Produced	50,867	35,175	15,692	45%		105,313	82,839	22,474	27%
Sold	56,906	38,663	18,243	47%		119,837	97,351	22,486	23%
Silver ounces:
Produced (000's)	1,171	689	482	70%		2,590	1,634	956	59%
Sold (000's)	1,262	727	535	73%		2,867	1,844	1,023	55%
Financial Data (in millions)
Metal sales	$70.9	$46.7	$24.2	52%		$150.9	$111.8	$39.1	35%
Production costs	40.5	31.8	8.7	27%		78.0	61.8	16.2	26%
Depreciation, depletion and amortization	8.1	8.7	(0.6)	(7%	)	18.6	27.1	(8.5)	(31%	)

	22.3	6.2	16.1	260%		54.3	22.9	31.4	137%
Exploration and business development	0.8	0.3	0.5	167%		2.5	0.5	2.0	400%
Other	-	0.1	(0.1)	(100%	)	-	0.1	(0.1)	(100%	)

Segment operating earnings	$21.5	$5.8	$15.7	271%		$51.8	$22.3	$29.5	132%

(a)
"Gold equivalent ounces" include silver ounces produced and sold converted to a gold equivalent based on the ratio of the average spot market prices for the commodities for each period. The ratio for the second quarter of 2011 was 39.67:1, compared with 65.31:1 for the second quarter of 2010. The ratio for the first six months of 2011 was 41.47:1, compared with 65.49:1 for the first six months of 2010.

Second quarter 2011 vs. Second quarter 2010

Tonnes of ore mined were 43% lower in the second quarter of 2011 compared with the same period in 2010 due to mine sequencing as ore was extracted from a different combination of pits and phases in 2011. Tonnes of ore processed increased by 13% compared with the second quarter of 2010 due to increased mill throughput and improved plant utilization rates. Gold grades declined by 28% due to a greater reliance on lower grade stockpile ore and to mine sequencing. Gold equivalent ounces produced increased by 45% compared with the second quarter of 2010 due primarily to increases in processing and higher silver production and grade due to the exploitation of a new high silver content pit phase, offset by a decline in gold grade.

Metal sales increased by 52% to $70.9 million in the second quarter of 2011 compared with the second quarter of 2010 due to an increase in gold equivalent ounces sold and higher metal prices. Increased gold equivalent ounces sold accounted for $22.0 million of the total $24.2 million increase when compared with the second quarter of 2010. Production costs were 27% higher in the second quarter of 2011 due to a 47% increase in gold equivalent ounces sold and to increases in power, diesel fuel and labour costs. Depreciation, depletion and amortization was 7% lower than the second quarter of 2010 due primarily to lower gold ounces sold although gold equivalent ounces sold was higher than in 2010 due to a more favourable gold equivalent ratio.

First six months of 2011 vs. First six months of 2010

Tonnes of ore mined decreased by 38% in the first six months of 2011 compared with the first six months of 2010 due to mine sequencing and a change in ore pit sourcing. Tonnes of ore processed were relatively consistent with the first six months of 2010 as the negative impact of a higher concentration of clay in the ore blend was offset by higher throughput and utilization levels. Gold grades were 25% lower and silver grades were 77% higher compared with the first six months of 2010 due to mine sequencing. Recoveries were lower during the first six months of 2011 due to the increased processing of lower grade stockpiled ore and issues with higher clay content. Gold equivalent ounces produced increased by 27% during the first six months of 2011 compared with the same period in 2010 due primarily to a more favorable gold equivalent ratio and increased silver production and grade, offset partially by a decline in gold grade.

Higher gold equivalent ounces sold accounted for 66% of the total $39.1 million increase in metal sales in the first six months of 2011 compared with the first six months of 2010, with the remainder attributable to an increase in metal prices realized. Production costs increased by 26% due to higher power, diesel fuel, labour and reagent costs between periods. Depreciation, depletion and amortization was lower than in the first six months of 2010 largely due to lower gold ounces sold although gold equivalent ounces sold was higher than in 2010 due to a more favorable gold equivalent ratio.

Maricunga (100% ownership and operator) - Chile

	Three months ended June 30,					Six months ended June 30,
	2011	2010	Change	% Change		2011	2010	Change	% Change(b)

Operating Statistics (a)
Tonnes ore mined (000's)	4,268	3,115	1,153	37%		8,372	6,656	1,716	26%
Tonnes processed (000's)	4,023	3,118	905	29%		8,014	6,722	1,292	19%
Grade (grams/tonne)	0.86	0.77	0.09	12%		0.86	0.79	0.07	8%
Gold equivalent ounces:
Produced	70,105	42,990	27,115	63%		128,845	94,767	34,078	36%
Sold	63,407	42,950	20,457	48%		119,250	93,280	25,970	28%
Financial Data (in millions)
Metal sales	$95.5	$50.8	$44.7	88%		$175.2	$106.8	$68.4	64%
Production costs	26.2	29.3	(3.1)	(11%	)	53.1	57.8	(4.7)	(8%	)
Depreciation, depletion and amortization	7.1	4.0	3.1	78%		8.9	8.6	0.3	3%

	62.2	17.5	44.7	255%		113.2	40.4	72.8	180%
Exploration and business development	-	-	-	-		0.1	-	0.1	nm
Other	-	0.3	(0.3)	(100%	)	0.1	0.9	(0.8)	(89%	)

Segment operating earnings	$62.2	$17.2	$45.0	262%		$113.0	$39.5	$73.5	186%

(a)
Due to the nature of heap leach operations, recovery rates cannot be accurately measured.

(b)
"nm" means not meaningful.

Second quarter 2011 vs. Second quarter 2010

Tonnes of ore mined and processed were 37% and 29% higher, respectively, during the second quarter of 2011 compared with the second quarter of 2010 due to mine sequencing and improved utilization of the hauling fleet and crushers. Gold grades increased by 12% over the same period in 2010 due to higher grade ore being sourced from a new pit. Gold equivalent ounces produced increased by 63% in the second quarter of 2011 compared with the second quarter of 2010 due to higher processing levels and grades.

Metal sales increased by 88% from $50.8 million in the second quarter of 2010 to $95.5 million in the second quarter of 2011. Higher gold equivalent ounces sold accounted for 54% of the total $44.7 million increase, with the remainder attributable to an increase in metal prices realized. Production costs declined by 11% in the second quarter of 2011 compared with the second quarter of 2010 due to better grades, which resulted in an increase in ounces and their related costs added to the heap leach inventory during the second quarter of 2011. Depreciation, depletion and amortization increased by $3.1 million versus the prior year primarily due to the increase in gold equivalent ounces sold.

First six months of 2011 vs. First six months of 2010

Tonnes of ore mined and processed were 26% and 19% higher, respectively, compared with the first six months of 2010 due to sequencing per the mine plan and to improved utilization rates. Gold equivalent ounces produced increased by 36% between periods due to higher tonnes processed and a planned increase in gold grades.

Metal sales increased by 64% in the first six months of 2011 compared with the first six months of 2010. Higher metal prices realized accounted for 57% of the total $68.4 million increase in metal sales, with the remainder attributable to an increase in gold equivalent ounces sold. Production costs were 8% lower than in the first six months of 2010 due to better grades, which resulted in an increase in ounces and their related costs added to the heap leach inventory during 2011. Depreciation, depletion and amortization increased by only 3% versus the prior year despite the 28% increase in gold equivalent ounces sold due to an adjustment of depreciation in inventory during the first six months of 2011.

Tasiast (100% ownership and operator) - Mauritania

	Three months ended June 30, 2011	Six months ended June 30, 2011

Operating Statistics
Tonnes ore mined (000's)	2,058	4,354
Tonnes processed (000's) (a)	1,990	4,194
Grade (grams/tonne) (b)	1.60	1.85
Recovery (b)	91.2%	89.4%
Gold equivalent ounces:
Produced	47,249	98,570
Sold	46,213	97,706
Financial Data (in millions)
Metal sales	$70.1	$141.7
Production costs	33.6	60.2
Depreciation, depletion and amortization	14.5	30.3

	22.0	51.2
Exploration and business development	2.5	5.2
Other	0.9	1.2

Segment operating earnings	$18.6	$44.8

(a)
Includes 1,311,000 tonnes placed on the heap leach pad during the second quarter of 2011 and 2,828,000 tonnes for the first six months of 2011.

(b)
Amount represents mill grade and recovery only. Ore placed on the heap leach pad had an average grade of 0.55 grams per tonne for the second quarter of 2011 and 0.61 grams per tonne for the first six months of 2011. Due to the nature of heap leach operations, recovery rates cannot be accurately measured.

On September 17, 2010, Kinross acquired all of the outstanding common shares of Red Back that it did not previously own. As this purchase was a business acquisition with Kinross as the acquirer, results of operations of Red Back, including those of the Tasiast open pit mine, have been consolidated with those of Kinross commencing on September 17, 2010.

Second quarter 2011

During the second quarter of 2011, ore mined and processed amounted to 2,058,000 and 1,990,000 tonnes, respectively. Tasiast produced 47,249 gold equivalent ounces, while selling 46,213 gold equivalent ounces during the period. Gold was milled at an average grade of 1.60 grams per tonne.

Metal sales of $70.1 million, net of production costs, depreciation, depletion and amortization, exploration and business development, and other expenses, resulted in operating earnings of $18.6 million for the second quarter of 2011. Exploration and business development costs amounted to $2.5 million during the second quarter of 2011 due to Kinross' continuation of the planned post-acquisition ramp up. An acquisition date inventory fair value adjustment of $5.7 million recorded in the second quarter of 2011 represents 17% of total production costs.

First six months of 2011

During the first six months of 2011, ore mined and processed amounted to 4,354,000 and 4,194,000 tonnes, respectively. Tasiast produced 98,570 gold equivalent ounces, while selling 97,706 gold equivalent ounces during the period. Gold was milled at an average grade of 1.85 grams per tonne.

Metal sales of $141.7 million, net of production costs, depreciation, depletion and amortization, exploration and business development, and other expenses, resulted in operating earnings of $44.8 million for the first six months of 2011. Kinross' continuation of the planned post-acquisition ramp up in exploration and business development costs resulted in $5.2 million being spent during the first half of 2011. An acquisition date inventory fair value adjustment of $9.4 million recorded in the first six months of 2011 represents 16% of total production costs.

Chirano (90% ownership and operator) - Ghana

	Three months ended June 30, 2011	Six months ended June 30, 2011

Operating Statistics
Tonnes ore mined (000's) (a)	882	1,710
Tonnes processed (000's) (a)	858	1,706
Grade (grams/tonne)	2.28	2.35
Recovery	91.4%	91.4%
Gold equivalent ounces: (a)
Produced	57,898	119,935
Sold	56,558	126,104
Silver ounces:
Produced (000's)	11,149	23,268
Sold (000's)	12,180	24,299
Financial Data (in millions)
Metal sales	$85.5	$182.3
Production costs	37.1	86.2
Depreciation, depletion and amortization	19.3	43.5

	29.1	52.6
Exploration and business development	1.9	3.3
Other	0.8	0.9

Segment operating earnings	$26.4	$48.4

(a)
Tonnes of ore mined/processed, production and sales represents 100%.

On September 17, 2010, Kinross acquired all of the outstanding common shares of Red Back that it did not previously own. As this purchase was a business acquisition with Kinross as the acquirer, results of operations of Red Back, including those of the Chirano open pit and underground mine, have been consolidated with those of Kinross commencing on September 17, 2010. The Company owns a 90% interest in the Chirano mine. A 10% carried interest is held by the government of Ghana.

Second quarter 2011

During the second quarter of 2011, ore mined and processed amounted to 882,000 and 858,000 tonnes, respectively. Grade amounted to 2.28 grams per tonne and recovery was 91.4% for the period. Chirano produced 57,898 gold equivalent ounces, while selling 56,558 gold equivalent ounces during the second quarter of 2011.

Metal sales of $85.5 million, net of production costs, depreciation, depletion and amortization, exploration and business development, and other expenses, resulted in operating earnings of $26.4 million for the period.

First six months of 2011

During the first six months of 2011, ore mined and processed amounted to 1,710,000 and 1,706,000 tonnes, respectively. Gold was milled at an average grade of 2.35 grams per tonne and recovery was 91.4% for the period. Chirano produced 119,935 gold equivalent ounces, while selling 126,104 gold equivalent ounces during the first half of 2011. Gold equivalent ounces sold exceeded production due to timing of shipments as shipments that were produced at the end of 2010 were sold during the first six months of 2011.

Metal sales of $182.3 million, net of production costs, depreciation, depletion and amortization, exploration and business development, and other expenses, resulted in operating earnings of $48.4 million for the first six months of 2011.

Exploration and business development

	Three months ended June 30,				For the six months ended June 30,
(in millions)	2011	2010	Change	% Change	2011	2010	Change	% Change

Exploration and business development	$26.8	$19.3	$7.5	39%	$50.7	$32.2	$18.5	57%

In the second quarter of 2011, exploration and business development expenses were $26.8 million, compared with $19.3 million for the second quarter of 2010. Of the total exploration and business development expense, expenditures on exploration totaled $14.9 million for the quarter. Capitalized exploration expenditures, excluding capitalized evaluation expenditures, totaled $33.4 million for the second quarter of 2011 compared with $9.3 million in the second quarter of 2010.

In the first six months of 2011, exploration and business development expenses were $50.7 million, compared with $32.2 million for the first half of 2010. Of the total exploration and business development expense, expenditures on exploration totaled $35.7 million for the first six months of 2011, an increase of $13.8 million over the comparable 2010 period. Capitalized exploration expenditures, excluding capitalized evaluation expenditures, totaled $55.0 million for the first half of 2011 compared with $14.9 million in the first six months of 2010.

Kinross was active on more than 30 brownfield and greenfield initiatives in the second quarter of 2011 with a total of approximately 194,000 metres drilled.

General and administrative

	Three months ended June 30,				For the six months ended June 30,
(in millions)	2011	2010	Change	% Change	2011	2010	Change	% Change

General and administrative	$40.1	$32.9	$7.2	22%	$83.4	$61.9	$21.5	35%

General and administrative costs include expenses related to the overall management of the business which are not part of direct mine operating costs. These are costs that are incurred at corporate offices located in Canada, the United States, Brazil, the Russian Federation, Chile, and the Canary Islands.

Costs for the second quarter of 2011 were $40.1 million, compared with $32.9 million for the same period in 2010. For the first six months of 2011, general and administrative costs were $83.4 million, an increase of 35% compared with the first six months of 2010. The increase in general and administrative costs for both the second quarter and the six months ended June 30, 2011 compared with the corresponding 2010 periods was largely due to higher employee related costs and the costs of the continued integration of the Red Back operations.

Other income (expense) - net

	Three months ended June 30,					For the six months ended June 30,
(in millions)	2011	2010	Change	% Change		2011	2010	Change	% Change

Gain (loss) on acquisition/disposition of assets and investments - net	$0.6	$(0.3)	$0.9	(300%	)	$31.4	$78.4	$(47.0)	(60%	)
Foreign exchange gains	6.7	(9.9)	16.6	(168%	)	21.5	(9.5)	31.0	(326%	)
Net non-hedge derivative gains	7.1	12.8	(5.7)	(45%	)	48.1	47.7	0.4	1%
Working Interest in Diavik Diamond mine	-	(3.0)	3.0	(100%	)	-	(4.1)	4.1	(100%	)
Other	1.9	0.6	1.3	217%		3.7	1.3	2.4	185%

	16.3	0.2	$16.1	8050%		$104.7	$113.8	$(9.1)	(8%	)

Other income (expense) increased by $16.1 million from income of $0.2 million in the second quarter of 2010 to income of $16.3 million in the second quarter of 2011. For the first six months of 2011, other income (expense) decreased to income of $104.7 million compared with income of $113.8 million for the first six months of 2011. The discussion below details the changes in other income (expense) for the second quarter and the first six months of 2011 compared with the same periods in 2010.

Gain (loss) on acquisition/disposition of assets and investments - net

There was a net gain of $0.6 million on the acquisition/disposition of assets and investments in the second quarter of 2011 compared with a net loss of $0.3 million in the second quarter of 2010, while a net gain of $31.4 million in the first six months of 2011 represented a 60% change from the net gain recorded during the first six months of 2010. Included in the first six months of 2011 is a gain of $30.9 million on the sale of the Company's interest in Harry Winston. Included in the first six months of 2010 is a gain of $78.1 million related to the sale of one-half of the Company's interest in Cerro Casale. Both transactions occurred during the first quarter of the respective years.

Foreign exchange gains (losses)

In the second quarter of 2011, foreign exchange gains of $6.7 million compared with losses of $9.9 million for the second quarter of 2010. Foreign exchange gains were $21.5 million for the first six months of 2011 compared with losses of $9.5 million for the first six months of 2010. The change from foreign exchange losses to gains for both the second quarter of 2011 and the first six months of 2011 relative to the comparative periods in 2010 relate primarily to the translation and revaluation of net monetary assets in 2011, versus net monetary liabilities in 2010, denominated in foreign currencies to the US dollar. Gains were further enhanced by a weakening of the US dollar relative to the Chilean peso, Brazilian real, Canadian dollar, and the Russian rouble compared with the same periods in 2010.

Net non-hedge derivative gains

Net non-hedge derivative gains recognized during the second quarter of 2011 were lower than the comparative period in 2010, largely due to the impact of the fair value adjustments related to the embedded derivatives on the Company's senior convertible notes and Canadian dollar denominated common share purchase warrants. Net non-hedge derivative gains recognized during the first six months of 2011 were consistent with those recorded during the first six months of 2010.

Finance Expense

	Three months ended June 30,				For the six months ended June 30,
(in millions)	2011	2010	Change	% Change	2011	2010	Change	% Change

Finance expense	$(16.1)	$(16.1)	$-	0%	$(32.5)	$(32.9)	$0.4	(1%	)

Finance expense includes accretion on reclamation and remediation obligations and interest expense. Interest expense decreased by $2.1 million or 17% in the second quarter of 2011 compared with the second quarter of 2010 and by $4.3 million or 16% between the first six months of 2010 and the first six months of 2011. The decrease in interest expense is due primarily to a reduction in related debt balances. Partially offsetting this decrease, accretion on reclamation and remediation obligations increased by $2.1 million in the second quarter of 2011 and by $3.9 million in the first six months of 2011 relative to the 2010 comparative periods. The increase in accretion on reclamation and remediation obligations is due to an increase in the underlying provisions. Capitalized interest for the second quarter of 2011 was $2.9 million compared with $0.2 million in the second quarter of 2010, while $3.2 million was recorded for the first six months of 2011 compared with $0.2 million for the first six months of 2010.

Income and mining taxes

Kinross is subject to tax in various jurisdictions including Canada, the United States, Brazil, Chile, Ecuador, the Russian Federation, Mauritania and Ghana.

The Company recorded a tax provision of $98.9 million on earnings before taxes of $360.1 million in the second quarter of 2011, compared with a tax provision of $82.8 million on earnings before taxes of $223.8 million in the second quarter of 2010. Kinross' combined federal and provincial statutory tax rate was 28.3% for the second quarter of 2011. The Company's effective tax rate was 27.5% for the second quarter of 2011 compared with 37.0% for the same period in 2010.

In the first six months of 2011, the Company recorded a tax provision of $212.8 million on earnings before taxes of $765.1 million, compared with a tax provision of $183.0 million on earnings before taxes of $530.5 million in the first six months of 2010. Kinross' combined federal and provincial statutory tax rate was 28.3% for the first six months of 2011. The Company's effective tax rate was 27.8% for the first six months of 2011 compared with 34.5% for the same period in 2010.

The decrease in the Company's effective tax rates compared with 2010 was largely due to a change in the income mix.

There are a number of factors that can significantly impact the Company's effective tax rate including the geographic distribution of income, varying rates in different jurisdictions, the non-recognition of tax assets, mining allowance, foreign currency exchange rate movements, changes in tax laws and the impact of specific transactions and assessments.

Due to the number of factors that can potentially impact the effective tax rate and the sensitivity of the tax provision to these factors, as discussed above, it is expected that the Company's effective tax rate will fluctuate in future periods.

6. LIQUIDITY AND CAPITAL RESOURCES

The following table summarizes Kinross' cash flow activity:

	Three months ended June 30,					For the six months ended June 30,
(in millions)	2011	2010	Change	% Change		2011	2010	Change	% Change

Cash flow:
Provided from operating activities	$361.3	$229.9	$131.4	57%		$696.4	$458.6	$237.8	52%
Used in investing activities	(829.5)	(659.3)	(170.2)	26%		(994.7)	(312.6)	(682.1)	218%
Provided from (used in) financing acitvities	(16.1)	60.6	(76.7)	(127%	)	(96.8)	(46.2)	(50.6)	110%
Effect of exchange rate changes on cash	3.8	(2.5)	6.3	(252%	)	8.8	(2.4)	11.2	(467%	)

Increase (decrease) in cash and cash equivalents	(480.5)	(371.3)	(109.2)	29%		(386.3)	97.4	(483.7)	(497%	)
Cash and cash equivalents, beginning of period	1,560.8	1,066.1	494.7	46%		1,466.6	597.4	869.2	145%

Cash and cash equivalents, end of period	$1,080.3	$694.8	$385.5	55%		$1,080.3	$694.8	$385.5	55%

Cash and cash equivalent balances decreased by $480.5 million in the second quarter of 2011 compared with a decrease of $371.3 million in the second quarter of 2010. For the first six months of 2011, cash and cash equivalents decreased by $386.3 million compared with an increase of $97.4 million during the first six months of 2010. Detailed discussions regarding cash flow movements are noted below.

Operating Activities

Second quarter 2011 vs. Second quarter 2010

Cash provided from operating activities increased by $131.4 million to $361.3 million in the second quarter of 2011 from $229.9 million in the second quarter of 2010. The increase was primarily attributed to an increase in gross margin and payables, offset to some degree by higher receivables during the second quarter of 2011.

First six months of 2011 vs. First six months of 2010

During the first six months of 2011 cash provided from operating activities was $237.8 million higher than in the first six months of 2010. The increase in cash flows was largely the result of an increase in gross margin and a rise in payables balances. This was offset to some extent by an increase in accounts receivable and other assets.

Investing Activities

Second quarter 2011 vs. Second quarter 2010

Net cash used in investing activities during the second quarter of 2011 was $829.5 million compared with $659.3 million in the second quarter of 2010. The primary use of cash during the second quarter of 2011 was for investment in property, plant and equipment. Additionally, cash used in business acquisitions net of cash acquired increased by $346.2 million compared with the second quarter of 2010. On April 27, 2011, the Company acquired the remaining outstanding share capital of CMGC for total consideration of $335.4 million.

First six months of 2011 vs. First six months of 2010

Cash used in investing activities was $994.7 million compared with $312.6 million for the first six months of 2010. During the first six months of 2011 the primary uses of cash were capital expenditures of $671.5 million and the Company's acquisition of the outstanding share capital of CMGC for total consideration of $335.4 million, increasing its interest in the entity to 100%. Also during the first six months of 2011, net proceeds of $100.6 million were received on the sale of Kinross' interest in Harry Winston.

During the first six months of 2010, the primary uses of cash were capital expenditures of $214.6 million and the Company's initial investment in Red Back Mining of $580.3 million. This was offset to some extent by the net cash acquired as a result of the acquisition of Underworld Resources, the sale of one-half of the Company's interest in Cerro Casale and the sale of short-term investments.

The following table provides a breakdown of capital expenditures:

	Three months ended June 30,				Six months ended June 30,
(in millions)	2011	2010	Change	% Change(d)	2011	2010	Change	% Change(d)

Operating segments
Fort Knox	$26.2	$13.4	$12.8	96%	$48.3	$35.1	$13.2	38%
Round Mountain	7.9	6.9	1.0	14%	16.4	13.9	2.5	18%
Kettle River-Buckhorn	3.4	2.8	0.6	21%	6.5	4.8	1.7	35%
Kupol	16.1	6.4	9.7	152%	21.9	16.0	5.9	37%
Paracatu	65.2	49.5	15.7	32%	101.9	59.3	42.6	72%
Crixás	6.9	5.2	1.7	33%	9.8	11.4	(1.6)	(14%	)
La Coipa	15.3	6.3	9.0	143%	24.0	13.6	10.4	76%
Maricunga	44.3	12.6	31.7	252%	85.4	25.1	60.3	240%
Tasiast (a)	92.1	-	92.1	nm	176.3	-	176.3	nm
Chirano (a)	29.0	-	29.0	nm	46.2	-	46.2	nm
Non-operating segments
Fruta del Norte	19.0	9.6	9.4	98%	32.3	18.4	13.9	76%
Cerro Casale (b)	-	-	-	0%	-	4.0	(4.0)	(100%	)
Corporate and other (c)	90.2	7.8	82.4	nm	102.5	13.0	89.5	nm

Total	$415.6	$120.5	$295.1	245%	$671.5	$214.6	$456.9	213%

(a)
The Tasiast and Chirano mines were acquired with the acquisition of Red Back on September 17, 2010.

(b)
As of March 31, 2010, Cerro Casale was accounted for as an equity investment.

(c)
Includes corporate, shutdown and other non-core operations (including Dvoinoye, Lobo-Marte, and White Gold).

(d)
"nm" means not meaningful.

Capital expenditures for the three and six month periods ended June 30, 2011 increased by $295.1 million and $456.9 million, respectively, compared with the corresponding periods in 2010. The increases in 2011 resulted largely from the rapid expansion at Tasiast and mine development at Chirano post-acquisition of these properties. At Maricunga, additional capital expenditures reflect pre-stripping at Pancho Phase 2 and the construction of the SART plant. The increase at Paracatu is mainly attributable to tailings dam construction. The increase in the Corporate and other segment is largely due to development activities at Dvoinoye.

Financing Activities

Second quarter 2011 vs. Second quarter 2010

Net cash used in financing activities during the second quarter of 2011 was $16.1 million, compared with net cash provided from financing activities of $60.6 million in the second quarter of 2010. During the second quarter of 2011, the Company had a net repayment of debt of $12.1 million. During the second quarter of 2010, the Company borrowed $120.0 million to partially fund the investment in Red Back, offset to some extent by the repayment of debt of $53.4 million.

First six months of 2011 vs. First six months of 2010

Cash used in financing activities was $96.8 million during the first six months of 2011, an increase of $50.6 million compared with cash used in financing activities in the first six months of 2010. During the first six months of 2011, the Company had a net repayment of debt of $24.3 million, in addition to dividends paid of $56.8 million. During the first six months of 2010, the Company had a drawdown of debt, net of repayments, of $10.0 million, in addition to total dividends paid of $42.0 million.

Balance Sheet

	As at
(in millions)	June 30, 2011	December 31, 2010

Cash and cash equivalents	$1,080.3	$1,466.6
Current assets	$2,406.7	$2,663.1
Total assets	$17,928.7	$17,795.2
Current liabilities	$874.6	$976.1
Total long-term financial liabilities (a)	$1,159.0	$1,215.8
Total debt, including current portion	$465.6	$474.4
Total liabilities	$2,842.9	$3,001.9
Common shareholders' equity	$15,011.3	$14,531.1
Non-controlling interest	$74.5	$262.2
Statistics
Working capital	$1,532.1	$1,687.0
Working capital ratio (b)	2.75:1	2.73:1

(a)
Includes long-term debt, provisions, unrealized fair value of derivative liabilities, and other long-term liabilities.

(b)
Current assets divided by current liabilities.

At June 30, 2011, Kinross had cash and cash equivalents of $1,080.3 million, a decrease of $386.3 million over the December 31, 2010 balance due primarily to purchases of property, plant and equipment and the acquisition of shares increasing the Company's interest in Kupol to 100%, offset by the receipt of proceeds from the disposition of the Company's interest in Harry Winston. Current assets decreased to $2,406.7 million largely due to the decrease in cash. Total assets increased by $133.5 million to $17,928.7 million primarily due to additions to property, plant and equipment and an increase in prepaid expenses. Current liabilities were reduced to $874.6 million largely due to a reduction in the unrealized fair value of derivative liabilities. Total debt decreased to $465.6 million largely due to repayments made on the corporate term loan facility.

A $0.05 dividend per common share was paid to shareholders of record on March 24, 2011.

On August 10, 2011, the Board of Directors declared a cash dividend of $0.06 per common share to shareholders of record on September 23, 2011.

As of August 9, 2011, there were 1,135.7 million common shares of the Company issued and outstanding. In addition, at the same date, the Company had 15.7 million share purchase options outstanding under its share option plan and 56.3 million common share purchase warrants outstanding (convertible to 50.3 million Kinross shares).

Credit Facilities and Financing

Convertible debentures

In January 2008, Kinross received net proceeds of $449.9 million from the offering of $460.0 million Convertible Senior Notes due March 15, 2028 (the "Convertible Notes"), after payment of commissions and expenses of the offering. The notes pay interest semi-annually at a rate of 1.75% per annum. The notes will be convertible on or after December 27, 2027, at the holder's option, equivalent to a conversion price of $28.04 per share of common stock subject to adjustment. The Convertible Senior Notes may be converted, at the same conversion rate and at the option of the holder, prior to December 15, 2027 if certain events occur, including Kinross common shares trading at a level greater than 130% of the effective conversion price of the Convertible Senior Notes for any 20 trading days during the 30 consecutive trading day period ending on the last trading day of each calendar quarter ending on or after June 30, 2008. The Convertible Senior Notes are redeemable by the Company, in whole or part, for cash at any time on or after March 20, 2013, at a redemption price equal to par plus accrued and unpaid interest, if any, to the redemption date. Holders may require Kinross to repurchase the Convertible Senior Notes at a purchase price equal to par plus accrued and unpaid interest, if any, to the repurchase date, on March 15, 2013, March 15, 2018 and March 15, 2023, or upon certain fundamental changes. Subject to certain conditions, Kinross may deliver, in lieu of cash, Kinross common shares, or a combination of cash and Kinross common shares, in satisfaction of the purchase price.

Credit facilities

In November 2009, the Company entered into an amended revolving credit facility which provided credit of $450.0 million on an unsecured basis and is to expire in November 2012. The term loan for the Paracatu property, which was part of the credit facility agreement the Company entered into in 2006, formed part of the amended revolving credit facility, and that credit will be available to the Company as the term loan is repaid. On June 17, 2010, the Company entered into a further amendment to increase availability under the facility to $600.0 million. On September 17, 2010, the revolving credit facility was further amended to add Mauritania, Ghana, and Cote d'Ivoire as permitted jurisdictions as a result of the Red Back acquisition. All other terms and conditions under the existing revolving credit facility remained unchanged.

On March 31, 2011, the Company entered into a further amendment of the facility which included increasing the availability under the facility to $1,200.0 million and extending the term of the facility from November 2012 to March 2015.

As at June 30, 2011, the Company had drawn $73.8 million (December 31, 2010 - $87.7 million) on the amended revolving credit facility, including drawings for the Paracatu term loan and $32.9 million (December 31, 2010 - $28.6 million) for letters of credit.

The amended credit agreement contains various covenants including limits on indebtedness, asset sales and liens. Significant financial covenants include a minimum tangible net worth of $5,250 million and increasing by 50% of positive net income each quarter starting with the quarter ending March 31, 2011 (previously $3,345.3 million starting September 30, 2009 and increasing by 50% of positive net income each quarter), an interest coverage ratio of at least 4.25:1, and net debt to EBITDA, as defined in the agreement, of no more than 3.5:1. The Company is in compliance with these covenants at June 30, 2011.

Loan interest is variable, set at LIBOR plus an interest rate margin which is dependent on the ratio of the Company's net debt to EBITDA as defined in the agreement.

The Company's current ratio of net debt to EBITDA, as defined in the agreement, is less than 1.00:1. At this ratio, interest charges are as follows:

Type of Credit	Credit Facility

Dollar based LIBOR loan	LIBOR plus 1.75%
Letters of credit	1.75%
Standby fee applicable to unused availability	0.44%

Also in November 2009, the Company entered into a separate Letter of Credit guarantee facility with Export Development Canada ("EDC") for $125.0 million. Letters of credit guaranteed by this facility are solely for reclamation liabilities at Fort Knox, Round Mountain, and Kettle River-Buckhorn. On July 30, 2010, the Company entered into an amendment to increase the amount of the Letter of Credit guarantee facility from $125.0 million to $136.0 million. All other terms and conditions under this facility remain the same. As at June 30, 2011, $135.2 million (December 31, 2010 - $135.1 million) was outstanding under this facility.

In addition, at June 30, 2011 the Company had approximately $35.6 million (December 31, 2010 - $11.5 million) in letters of credit outstanding in respect of its operations in Brazil. These letters of credit have been issued pursuant to arrangements with Brazilian and international banks.

Prior to the above noted amendments to the revolving credit facility, the Company had in place a revolving credit facility of $300.0 million and a $104.6 million term loan, under an agreement signed in 2006. The 2006 revolving credit facility supported the Company's liquidity and letters of credit requirements and, as amended in 2007, was to expire in August 2010. The purpose of the term loan was, and continues to be, to support the expansion program at the Paracatu mine in Brazil. The term loan expires in February 2012.

Loan interest under the 2006 revolving credit facility agreement was variable, set at LIBOR plus an interest rate margin dependent on the ratio of the Company's net debt to operating cash flow, as defined under the agreement.

The 2006 credit agreement contained various covenants that included limits on indebtedness, distributions, asset sales and liens. Significant financial covenants included a minimum tangible net worth of $700.0 million, an interest coverage ratio of at least 4.5:1, net debt to operating cash flow of no more than 3.0:1 and minimum proven and probable reserves of 6 million gold equivalent ounces after repayment of the term loan. The financial covenants were based on the amounts recorded by the Company, less amounts recorded in EastWest Gold Corporation, a subsidiary of Kinross and formerly known as Bema Gold.

The following table outlines the credit facility utilization and availability:

	As at
(in millions)	June 30, 2011	December 31, 2010

Revolving credit facility	$(73.8)	$(87.7)
Utilization of EDC facility	(135.2)	(135.1)

Borrowings	$(209.0)	$(222.8)

Available under revolving credit facility	1,126.2	512.3
Available under EDC credit facility	0.8	0.9

Available credit	$1,127.0	$513.2

Total debt of $465.6 million at June 30, 2011 consists of $405.6 million for the debt component of the convertible debentures, $39.6 million for the Corporate term loan and revolving credit facilities, and $20.4 million in finance leases and other debt. The current portion of this debt is $50.6 million at June 30, 2011.

Liquidity Outlook

In 2011, the Company expects to repay $48.4 million of long-term debt.

The Company's capital resources include existing cash and cash equivalents balances of $1,080.3 million, available credit of $1,127.0 million and expected operating cash flows based on current assumptions (noted in Section 3 of this MD&A). We believe these capital resources are sufficient to fund operations, our forecasted exploration and capital expenditures (noted in Section 3 of this MD&A), debt repayments noted above and reclamation and remediation obligations in 2011. Prior to any capital investments, consideration is given to the cost and availability of various sources of capital resources.

In addition, subsequent to June 30, 2011, the Company has received binding commitments for a $200 million non-recourse loan from a group of international financial institutions, to finance the increase in Kinross' ownership of CMGC to 100% previously announced on April 4, 2011. The commitments are subject to completion of customary due diligence and conditions precedent to closing. Closing is expected to occur in 2011.

With respect to the longer term capital expenditure funding requirements, the Company has begun discussions with lending institutions that have been active in the jurisdictions in which the Company's development projects are located. Some of the jurisdictions in which the Company operates have seen the participation of lenders including export credit agencies, development banks and multi lateral agencies. The Company believes the capital from these institutions combined with more traditional bank loans and capital available through debt capital market transactions will fund a portion of the longer term capital expenditure requirements. Another possible source of capital would be proceeds from the sale of non-core assets. These capital sources together with operating cash flow and the Company's active management of its operations and development activities will enable the Company to maintain an appropriate overall liquidity position.

Contractual Obligations and Commitments

The Company manages its exposure to fluctuations in input commodity prices, currency exchange rates and interest rates, by entering into derivative financial instruments from time to time, in accordance with the Company's risk management policy. The Company also assumed gold and silver derivative financial instruments as required under the terms of the Kupol project financing and other contracts that were acquired with the acquisition of Bema.

The following table provides a summary of derivative contracts outstanding at June 30, 2011:

	2011	2012	Total

Metals
Gold forward sell contracts (ounces)	160,330	74,075	234,405
Average price	621.35	674.44	638.12

Gold forward buy contracts (ounces)	160,330	74,075	234,405
Average price	1,203.82	1,381.77	1,260.06

Silver forward sell contracts (ounces 000's)	1,800	-	1,800
Average price	10.71	-	10.71

Purchase silver put contracts (ounces 000's)	778	-	778
Average price	13.00	-	13.00

Sold silver collar contracts (ounces 000's)	778	-	778
Average price	17.52	-	17.52

Foreign currency
Brazilian real forward buy contracts (in millions of U.S. dollars)	184.0	178.5	362.5
Average price	1.95	1.83	1.89

Chilean pesos forward buy contracts (in millions of U.S. dollars)	112.9	60.0	172.9
Average price	510.18	503.45	507.85

Russian roubles forward buy contracts (in millions of U.S. dollars)	51.0	48.0	99.0
Average price	32.29	33.10	32.68

Canadian dollar forward buy contracts (in millions of U.S. dollars)	57.0	60.0	117.0
Average price	1.02	1.00	1.01

Energy
Oil forward buy contracts (barrels)	144,000	126,000	270,000
Average price	90.52	99.41	94.67

Diesel forward buy contracts (gallons)	-	2,310,000	2,310,000
Average price	-	2.97	2.97

During the first six months of 2011, the Company entered into gold forward purchase contracts as follows:

•
40,665 ounces of gold at an average price of $1,364 per ounce which mature in 2011; and

•
36,380 ounces of gold at an average price of $1,363 per ounce which mature in 2012.

Commensurate with the engagement of these derivatives, the Company has de-designated the gold forward sale contract hedging relationship for 100% of the remaining 2011 maturities and 100% of 2012 maturities.

Additionally, the following new forward buy derivative contracts were engaged during the first six months of 2011:

•
$102 million at an average rate of 501 Chilean pesos, with maturities in 2011 and 2012;

•
$82 million at an average rate of 0.99 Canadian dollars, with maturities in 2011 and 2012;

•
261,000 barrels of oil at an average rate of $98 per barrel, with maturities in 2011 and 2012;

•
$123 million at an average rate of 1.75 Brazilian reais, with maturities in 2012; and

•
2.31 million gallons of diesel at an average rate of $2.97 per gallon, with maturities in 2012.

Acquired with the acquisition of Bema is an interest rate swap whereby the Company will pay a fixed rate of 4.4975% and receive a floating interest rate on a principal amount that varies from $4.2 million to $140.0 million, and an interest rate cap and floor whereby the Company will pay a maximum rate of 6.37% and a minimum of 4.75% on a principal amount that varies from $3.7 million to $70.0 million.

During 2008, the Company entered into an interest rate swap in order to fix the interest rates on 50% of the term loan for Paracatu. Under the contract, Kinross Brasil Mineração ("KBM"), a wholly-owned subsidiary of the Company, will pay a rate of 3.83% and receive LIBOR plus 1%.

Fair value of derivative instruments

The fair value of derivative instruments are noted in the table below.

	As at
(in millions)	June 30, 2011	December 31, 2010

Asset (liability)
Interest rate swap	$(2.6)	$(4.4)
Foreign currency forward contracts	77.9	55.0
Gold and silver forward contracts	(196.4)	(333.7)
Energy forward contracts	1.1	1.7
Total return swap	0.2	-
Canadian $ denominated common share purchase warrant liability	(23.6)	(48.4)
Senior convertible notes - conversion option	(10.6)	(38.9)

	$(154.0)	$(368.7)

Contingent Liability

The Company was obligated to pay $40 million to Barrick when a production decision is made relating to the Cerro Casale project. During the first quarter of 2010, this contingent liability was reduced to $20 million in accordance with the agreement with Barrick under which the Company sold one-half of its 50% interest in the Cerro Casale project.

Other legal matters

The Company is from time to time involved in legal proceedings, arising in the ordinary course of its business. Typically, the amount of ultimate liability with respect to these actions will not, in the opinion of management, materially affect Kinross' financial position, results of operations or cash flows.

7. SUMMARY OF QUARTERLY INFORMATION

	2011		2010				2009(a)
(in millions, except per share amounts)	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3

Metal sales	$987.8	$937.0	$920.4	$735.5	$696.6	$657.6	$699.0	$582.3
Net earnings (loss) attributed to common shareholders	$247.4	$250.1	$(72.9)	$540.9	$110.4	$181.3	$235.6	$(21.5)
Basic earnings (loss) per share	$0.22	$0.22	$(0.06)	$0.71	$0.16	$0.26	$0.34	$(0.03)
Diluted earnings (loss) per share	$0.22	$0.22	$(0.06)	$0.69	$0.16	$0.26	$0.34	$(0.03)
Net cash flow provided from operating activities	$361.3	$335.1	$294.5	$249.1	$229.9	$228.7	$306.5	$141.9

(a)
2009 quarterly information has not been restated to conform with IFRS and is presented in accordance with Canadian generally accepted accounting principles.

The Company's results over the past several quarters have been driven primarily by increases in gold price and increases in gold equivalent ounces produced. Additionally, increases in input costs and fluctuations in the silver price and foreign exchange rates have impacted results.

8. DISCLOSURE CONTROLS AND PROCEDURES AND INTERNAL CONTROLS OVER FINANCIAL REPORTING

Pursuant to regulations adopted by the US Securities and Exchange Commission, under the Sarbanes-Oxley Act of 2002 and those of the Canadian Securities Administrators, Kinross' management evaluates the effectiveness of the design and operation of the Company's disclosure controls and procedures, and internal controls over financial reporting. This evaluation is done under the supervision of, and with the participation of, the President and Chief Executive Officer and the Chief Financial Officer.

Effective September 17, 2010, the Company acquired 100 percent of the outstanding common shares of Red Back by way of a plan of arrangement. The results of Red Back's operations have been included in these consolidated financial statements since the date of acquisition. However, the Red Back operations have been excluded in the Company's assessment of disclosure controls and procedures and internal controls over financial reporting. The Company's efforts to appropriately assess the internal controls used by Red Back and integrate them with those of the Company are ongoing. The Company will be expanding its disclosure controls and procedures and internal controls over financial reporting compliance program to include Red Back in the third quarter.

The acquisition date financial information for Red Back is included in the discussion regarding the acquisition contained in this MD&A and in Note 6(iii) to the June 30, 2011 interim condensed consolidated financial statements. A summary of the financial information for Red Back, expressed in millions of dollars, which was included in the interim condensed consolidated financial statements of the Company at June 30, 2011, is provided below.

Financial Data (in millions)	Three months ended June 30, 2011	Six months ended June 30, 2011

Metal sales	$ 155.6	$ 324.0
Operating earnings	45.0	93.2
Net assets	7,520.9	7,520.9

There have not been any significant changes in internal controls during the six months ended June 30, 2011 other than Fort Knox and Kettle River-Buckhorn converting to a new version of their ERP system. Additionally, Maricunga converted to a new ERP system during the first six months of 2011. Management employed appropriate procedures to ensure internal controls were in place during and after the conversion for all three conversions.

9. INTERNATIONAL FINANCIAL REPORTING STANDARDS

Effective January 1, 2011, International Financial Reporting Standards ("IFRS") became Canadian GAAP ("CDN GAAP") for publicly accountable enterprises. As a result, Kinross' interim condensed consolidated financial statements for 2011 are reported in accordance with IFRS, with comparative information for 2010 restated.

The Company developed and executed a changeover plan in order to begin reporting in accordance with IFRS from January 1, 2011. The changeover plan included an assessment phase, a design phase, and an implementation phase, each of which set out activities to be performed over the life of the project. The first financial statements under IFRS were for the interim period ended March 31, 2011. The implementation phase will continue to culminate in the preparation of our interim and annual financial statements under IFRS in 2011.

Throughout 2011, we will continue to execute the final phase of our changeover plan. Activities in this respect include continuing to execute business process and internal control changes, testing internal controls impacted by our IFRS changeover in connection with our 2011 annual internal controls program, monitoring accounting and regulatory developments and evaluating impacts on our financial reporting, and continuing to fulfill presentation and reporting requirements.

Reconciliations from CDN GAAP to IFRS

Our interim consolidated financial statements for the second quarter of 2011 include reconciliations from our previous CDN GAAP reporting to IFRS for our opening balance sheet as at January 1, 2011, our balance sheets as at June 30, 2010 and December 31, 2010 and our statements of operations for the three and six months ended June 30, 2010 and the year ended December 31, 2010.

IFRS accounting policies

Our significant accounting policies under IFRS are disclosed in our interim consolidated financial statements for the second quarter of 2011, and resulting accounting changes are highlighted in our reconciliations from previous CDN GAAP reporting. The exemptions from full retrospective application elected by the Company in accordance with IFRS 1 "First time adoption of International Financial Reporting Standards" are also disclosed in our interim condensed consolidated financial statements for the second quarter of 2011.

The Company adopted a new goodwill policy as a result of the adoption of IFRS. Under CDN GAAP, the Company recognized exploration potential acquired in a business combination (referred to as "Expected Additional Value" or "EAV") within goodwill. IFRS requires that exploration potential be classified separately from goodwill. As a result of the use of the optional exemption related to business combinations, exploration potential currently recognized within goodwill remained as goodwill on the date of transition and goodwill was assessed for impairment in accordance with IFRS.

Exploration potential acquired in business combinations effected on or after January 1, 2010 will be included within property, plant and equipment. As a result, the Company has adopted a new goodwill impairment model under IFRS. This model uses a net asset value ("NAV") multiple methodology which applies a market multiple to the estimated present value of future cash flows for the Company's cash generating units to which goodwill is allocated. The resulting fair value estimate is then compared to the carrying value of the cash generating unit to determine and measure any impairment.

On transition to IFRS, and for the year ended December 31, 2010 we did not record any goodwill impairment charges.

10. CRITICAL ACCOUNTING POLICIES, ESTIMATES AND ACCOUNTING CHANGES

The preparation of the Company's consolidated financial statements in accordance with IFRS requires management to make estimates and assumptions that affect amounts reported in the consolidated financial statements and accompanying notes. There is a full discussion and description of the Company's critical accounting policies in the interim unaudited condensed consolidated financial statements for the six month period ended June 30, 2011.

For a discussion of recent accounting pronouncements please refer to Note 4 of the accompanying interim condensed consolidated financial statements for the six month period ended June 30, 2011.

11. RISK ANALYSIS

The business of Kinross contains significant risk due to the nature of mining, exploration, and development activities. Certain risk factors listed below are related to the mining industry in general while others are specific to Kinross. Included in the risk factors below are details on how Kinross seeks to mitigate these risks wherever possible. For additional discussion of risk factors please refer to the Company's most recently filed Annual Information Form, which is available on the Company's web site www.kinross.com and on www.sedar.com or is available upon request from the Company.

Cautionary Statement on Forward-Looking Information

All statements, other than statements of historical fact, contained or incorporated by reference in this Management's Discussion and Analysis, but not limited to, any information as to the future financial or operating performance of Kinross, constitute "forward-looking information" or "forward-looking statements" within the meaning of certain securities laws, including the provisions of the Securities Act (Ontario) and the provisions for "safe harbour" under the United States Private Securities Litigation Reform Act of 1995 and are based on expectations, estimates and projections as of the date of this Management's Discussion and Analysis. Forward-looking statements include, without limitation, possible events, statements with respect to possible events, the future price of gold and silver, the estimation of mineral reserves and resources, the realization of mineral reserve and resource estimates, the timing and amount of estimated future production, costs of production, expected capital expenditures, costs and timing of the development of new deposits, success of exploration, development and mining activities, permitting timelines, currency fluctuations, requirements for additional capital, government regulation and permitting of mining operations and development projects, environmental risks, unanticipated reclamation expenses, title disputes or claims and limitations on insurance coverage. The words "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "guidance", "opportunity", "potential", "targets", "models", "intends", "anticipates", or "does not anticipate", or "believes", or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "should", "might", or "will be taken", "occur" or "be achieved" and similar expressions identify forward-looking statements. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by Kinross as of the date of such statements, are inherently subject to significant business, political, economic and competitive uncertainties and contingencies. The estimates and assumptions of Kinross contained or incorporated by reference in this Management's Discussion and Analysis, which may prove to be incorrect, include, but are not limited to, the various assumptions set forth herein and in our most recently filed Annual Information Form, or as otherwise expressly incorporated herein by reference as well as: (1) there being no significant disruptions affecting operations, whether due to labour disruptions, supply disruptions, power disruptions, damage to equipment or otherwise; (2) permitting, development, operations, expansion and acquisitions at Paracatu (including, without limitation, land acquisitions for and permitting and construction of new tailings facilities) being consistent with our current expectations; (3) development of the Phase 7 pit expansion and the heap leach project at Fort Knox continuing on a basis consistent with Kinross' current expectations; (4) the viability, permitting and development of the Fruta del Norte deposit being consistent with Kinross' current expectations; (5) political developments in any jurisdiction in which the Company operates being consistent with its current expectations including, without limitation, the implementation of Ecuador's new mining law and related regulations and policies being consistent with Kinross' current expectations; (6) permitting, construction, development and production at Cerro Casale being consistent with the approved feasibility study and the Company's current expectations; (7) the viability, permitting and development of the Lobo-Marte project, including, without limitation, the metallurgy and processing of its ore, being consistent with our current expectations; (8) the exchange rate between the Canadian dollar, Brazilian real, Chilean peso, Russian rouble, Mauritanian ouguiya, Ghanaian cedi and the U.S. dollar being approximately consistent with current levels; (9) certain price assumptions for gold and silver; (10) prices for natural gas, fuel oil, electricity and other key supplies being approximately consistent with current levels; (11) production and production costs forecasts for the Company, and entities in which it now or hereafter directly or indirectly holds an investment, meeting expectations; (12) the accuracy of current mineral reserve and mineral resource estimates for the Company and any entity in which it now or hereafter directly or indirectly holds an interest; (13) labour and materials costs increasing on a basis consistent with Kinross' current expectations; (14) the development of the Dvoinoye and Vodorazdelnaya deposits being consistent with Kinross' expectations; (15) the viability of the Tasiast and Chirano mines, and the development and expansion of the Tasiast and Chirano mines on a basis consistent with Kinross' current expectations; and (16) access to capital markets, including but not limited to securing partial project finance for the Dvoinoye, Fruta del Norte, and the Tasiast expansion projects, being consistent with the Company's current expectations. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements. Such factors include, but are not limited to: fluctuations in the currency markets; fluctuations in the spot and forward price of gold or certain other commodities (such as diesel fuel and electricity); changes in interest rates or gold or silver lease rates that could impact the mark-to-market value of outstanding derivative instruments and ongoing payments/receipts under any interest rate swaps and variable rate debt obligations; risks arising from holding derivative instruments (such as credit risk, market liquidity risk and mark-to-market risk); changes in national and local government legislation, taxation, controls, regulations and political or economic developments in Canada, the United States, Chile, Brazil, Russia, Ecuador, Mauritania, Ghana or other countries in which the Company conducts business or may carry on business in the future; business opportunities that may be presented to, or pursued by, the Company; the Company's ability to successfully integrate acquisitions; operating or technical difficulties in connection with mining or development activities; employee relations; the speculative nature of gold exploration and development, including the risks of obtaining necessary licenses and permits; diminishing quantities or grades of reserves; adverse changes in our credit rating; and contests over title to properties, particularly title to undeveloped properties. In addition, there are risks and hazards associated with the business of gold exploration, development and mining, including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion losses (and the risk of inadequate insurance, or the inability to obtain insurance, to cover these risks). Many of these uncertainties and contingencies can affect, and could cause, Kinross' actual results to differ materially from those expressed or implied in any forward-looking statements made by, or on behalf of, Kinross. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements are provided for the purpose of providing information about management's expectations and plans relating to the future. All of the forward-looking statements made in this Management's Discussion and Analysis are qualified by these cautionary statements and those made in our other filings with the securities regulators of Canada and the United States including, but not limited to, the cautionary statements made in the "Risk Factors" section of our most recently filed Annual Information Form. These factors are not intended to represent a complete list of the factors that could affect Kinross. Kinross disclaims any intention or obligation to update or revise any forward-looking statements or to explain any material difference between subsequent actual events and such forward-looking statements, except to the extent required by applicable law.

Key Sensitivities

Approximately 60%-70% of the Company's costs are denominated in U.S. dollars.

A 10% change in foreign exchange could result in an approximate $7 impact in production cost per ounce (3).

A $10 change in the price of oil could result in an approximate $3 impact on production cost per ounce.

The impact on royalties of a $100 change in the gold price could result in an approximate $3 impact on production cost per ounce.

Other information

Where we say "we", "us", "our", the "Company", or "Kinross" in this Management's Discussion and Analysis, we mean Kinross Gold Corporation and/or one or more or all of its subsidiaries, as may be applicable.

The technical information about the Company's material mineral properties contained in this Management's Discussion and Analysis has been prepared under the supervision of Mr. Rob Henderson, an officer of the Company who is a "qualified person" within the meaning of National Instrument 43-101.

(3)
Refers to all of the currencies in the countries where the Company has mining operations, fluctuating simultaneously by 10% in the same direction, either appreciating or depreciating, taking into consideration the impact of hedging and the weighting of each currency within our consolidated cost structure.

CONDENSED CONSOLIDATED
BALANCE SHEETS

(Unaudited expressed in millions of United States dollars, except share amounts)		As at June 30, 2011	As at December 31, 2010	As at January 1, 2010

			(Note 6(iii), 20)	(Note 20)

Assets
Current assets
Cash and cash equivalents	Note 7	$1,080.3	$1,466.6	$597.4
Restricted cash		13.3	2.1	24.3
Short-term investments		1.3	-	35.0
Accounts receivable and other assets	Note 7	453.0	329.4	135.5
Inventories	Note 7	728.9	731.6	554.4
Unrealized fair value of derivative assets	Note 10	129.9	133.4	44.3

		2,406.7	2,663.1	1,390.9
Non-current assets
Property, plant and equipment	Note 7	8,265.8	7,884.6	4,836.7
Goodwill	Note 7	6,357.9	6,357.9	1,179.9
Long-term investments	Note 7	104.4	203.8	157.8
Investments in associates and Working Interest	Note 9	486.4	467.5	150.7
Unrealized fair value of derivative assets	Note 10	12.1	2.6	1.9
Deferred charges and other long-term assets	Note 7	277.3	204.6	158.4
Deferred tax assets		18.1	11.1	-

		$17,928.7	$17,795.2	$7,876.3

Liabilities
Current liabilities
Accounts payable and accrued liabilities	Note 7	$435.2	$409.0	$287.6
Current tax payable		85.0	87.6	24.4
Current portion of long-term debt	Note 12	50.6	48.4	177.0
Current portion of provisions	Note 13	20.7	23.4	17.1
Current portion of unrealized fair value of derivative liabilities	Note 10	283.1	407.7	214.6

		874.6	976.1	720.7
Non-current liabilities
Long-term debt	Note 12	415.0	426.0	475.8
Provisions	Note 13	598.7	577.8	448.5
Unrealized fair value of derivative liabilities	Note 10	12.9	97.0	290.0
Other long-term liabilities		132.4	115.0	50.7
Deferred tax liabilities		809.3	810.0	234.3

		2,842.9	3,001.9	2,220.0

Equity
Common shareholders' equity
Common share capital and common share purchase warrants	Note 14	$14,627.6	$14,576.4	$6,379.3
Contributed surplus		78.5	185.5	107.4
Retained earnings (accumulated deficit)		389.2	(51.5)	(740.6)
Accumulated other comprehensive loss	Note 8	(84.0)	(179.3)	(218.4)

		15,011.3	14,531.1	5,527.7

Non-controlling interest	Note 7	74.5	262.2	128.6

		15,085.8	14,793.3	5,656.3

Commitments and contingencies	Note 18
Subsequent events	Note 19

		$17,928.7	$17,795.2	$7,876.3

Common shares
Authorized		Unlimited	Unlimited	Unlimited
Issued and outstanding		1,136,150,849	1,133,294,930	696,027,270

The accompanying notes are an integral part of these interim consolidated financial statements.

CONDENSED CONSOLIDATED
STATEMENTS OF OPERATIONS

		Three months ended		Six months ended
(Unaudited expressed in millions of United States dollars, except share and per share amounts)		June 30, 2011	June 30, 2010	June 30, 2011	June 30, 2010

			(Note 20)	(Note 6(iii))	(Note 20)

Revenue
Metal sales		$987.8	696.6	$1,924.8	$1,354.2
Cost of sales
Production costs		402.6	288.4	784.2	563.2
Depreciation, depletion and amortization		149.9	116.9	303.0	247.5

Total Cost of sales		552.5	405.3	1,087.2	810.7

Gross Profit		435.3	291.3	837.6	543.5

Other operating costs (income)		10.4	(0.5)	14.6	(0.9)
Exploration and business development		26.8	19.3	50.7	32.2
General and administrative		40.1	32.9	83.4	61.9

Operating earnings		358.0	239.6	688.9	450.3
Other income (expense) - net	Note 7	16.3	0.2	104.7	113.8
Equity in gains (losses) of associates	Note 7	0.2	(0.6)	-	(2.1)
Finance income		1.7	0.7	4.0	1.4
Finance expense	Note 7	(16.1)	(16.1)	(32.5)	(32.9)

Earnings before taxes		360.1	223.8	765.1	530.5
Income tax expense - net		(98.9)	(82.8)	(212.8)	(183.0)

Net earnings		$261.2	$141.0	$552.3	$347.5

Attributed to non-controlling interest		$13.8	$30.6	$54.8	$55.8

Attributed to common shareholders		$247.4	$110.4	$497.5	$291.7

Earnings per share
Basic		$0.22	$0.16	$0.44	$0.42
Diluted		$0.22	$0.16	$0.44	$0.42
Weighted average number of common shares outstanding (millions)	Note 16
Basic		1,135.8	698.8	1,134.9	697.6
Diluted		1,141.4	702.6	1,140.7	701.3

The accompanying notes are an integral part of these interim consolidated financial statements

CONDENSED CONSOLIDATED
STATEMENTS OF
COMPREHENSIVE INCOME

		Three months ended		Six months ended
(Unaudited expressed in millions of United States dollars)		June 30, 2011	June 30, 2010	June 30, 2011	June 30, 2010

			(Note 20)	(Note 6(iii))	(Note 20)

Net earnings		$261.2	$141.0	$552.3	$347.5
Other comprehensive income (loss), net of tax:	Note 8
Change in fair value of investments (a)		(18.5)	29.1	(9.2)	53.1
Accumulated OCI related to investments sold (b)		-	-	(30.0)	0.9
Reclassication of accumulated OCI related to the investment in Underworld (b)		-	(7.4)	-	(7.4)
Changes in fair value of derivative financial instruments designated as cash flow hedges (c)		31.4	(37.8)	30.0	(39.0)
Accumulated OCI related to in derivative settled (d)		52.5	22.1	104.5	44.2

		65.4	6.0	95.3	51.8

Total comprehensive income		$326.6	$147.0	$647.6	$399.3

Attributed to non-controlling interest		13.8	$30.6	$54.8	55.8

Attributed to common shareholders		$312.8	$116.4	$592.8	$343.5

(a)
Net of tax of $0.3 million, 3 months; $0.2 million, 6 months (2010 - $(0.7) million, 3 months; $(0.1) million, 6 months)

(b)
Net of tax of $nil, 3 months; $nil, 6 months (2010 - $nil, 3 months; $nil, 6 months)

(c)
Net of tax of $(10.6) million, 3 months; $(16.3) million, 6 months (2010 - $(1.5) million, 3 months; $(0.1) million, 6 months)

(d)
Net of tax of $4.3 million, 3 months; $6.1 million, 6 months (2010 - $(2.7) million, 3 months; $(5.1) million, 6 months)

The accompanying notes are an integral part of these interim consolidated financial statements

CONDENSED CONSOLIDATED
STATEMENTS OF CASH FLOWS

	Three months ended		Six months ended
(Unaudited expressed in millions of United States dollars)	June 30, 2011	June 30, 2010	June 30, 2011	June 30, 2010

		(Note 20)	(Note 6 (iii))	(Note 20)

Net inflow (outflow) of cash related to the following activities:
Operating:
Net earnings	$261.2	$141.0	$552.3	$347.5
Adjustments to reconcile net earnings to net cash provided from (used in) operating activities:
Depreciation, depletion and amortization	149.9	116.9	303.0	247.5
(Gain) loss on acquisition/disposition of assets and investments - net	(0.6)	0.3	(31.4)	(78.4)
Equity in (gains) losses of associates	(0.2)	0.6	-	2.1
Non-hedge derivative gains - net	(7.1)	(10.2)	(48.1)	(45.1)
Share-based compensation expense	10.2	8.2	18.4	17.0
Accretion expense	13.8	7.6	26.6	20.7
Deferred tax (recovery) expense	(18.5)	(3.2)	(12.5)	5.9
Foreign exchange losses and other	4.4	21.3	1.5	3.8
Changes in operating assets and liabilities:
Accounts receivable and other assets	(126.3)	(53.7)	(166.2)	(62.6)
Inventories	11.2	(12.1)	(3.9)	4.7
Accounts payable and accrued liabilities, excluding interest and taxes	183.6	80.7	247.6	105.1

Cash flow provided from operating activities	481.6	297.4	887.3	568.2

Income taxes paid	(120.3)	(67.5)	(190.9)	(109.6)

Net cash flow provided from operating activities	361.3	229.9	696.4	458.6

Investing:
Additions to property, plant and equipment	(415.6)	(120.5)	(671.5)	(214.6)
Business acquisitions - net of cash acquired	(335.4)	10.8	(335.4)	10.8
Net proceeds from the sale of long-term investments and other assets	-	-	101.1	450.6
Additions to long-term investments and other assets	(64.8)	(595.5)	(76.5)	(593.4)
Net proceeds from the sale of property, plant and equipment	0.7	0.4	0.9	0.6
Disposals (additions) to short-term investments	(1.3)	25.0	(1.3)	35.0
Decrease (increase) in restricted cash	(11.2)	21.2	(11.2)	(0.8)
Interest received	0.8	0.7	2.2	1.4
Other	(2.7)	(1.4)	(3.0)	(2.2)

Cash flow used in investing activities	(829.5)	(659.3)	(994.7)	(312.6)

Financing:
Issuance of common shares on exercise of options and warrants	6.0	3.4	14.9	6.4
Proceeds from issuance of debt	99.6	120.0	192.6	127.5
Repayment of debt	(111.7)	(53.4)	(216.9)	(117.5)
Interest paid	(0.6)	(3.4)	(5.2)	(8.9)
Dividends paid to common shareholders	-	-	(56.8)	(34.8)
Dividends paid to non-controlling shareholder	-	-	-	(7.2)
Settlement of derivative instruments	(9.4)	(6.0)	(19.7)	(11.7)
Other	-	-	(5.7)	-

Cash flow provided from (used in) financing activities	(16.1)	60.6	(96.8)	(46.2)

Effect of exchange rate changes on cash	3.8	(2.5)	8.8	(2.4)

Increase (decrease) in cash and cash equivalents	(480.5)	(371.3)	(386.3)	97.4
Cash and cash equivalents, beginning of period	1,560.8	1,066.1	1,466.6	597.4

Cash and cash equivalents, end of period	$1,080.3	$694.8	$1,080.3	$694.8

The accompanying notes are an integral part of these interim consolidated financial statements

CONDENSED CONSOLIDATED
STATEMENTS OF EQUITY

	Three months ended		Six months ended
(Unaudited expressed in millions of United States dollars)	June 30, 2011	June 30, 2010	June 30, 2011	June 30, 2010

	(Note 6 (iii))	(Note 20)	(Note 6 (iii))	(Note 20)

Common share capital and common share purchase warrants
Balance beginning of period	$14,614.5	$6,394.2	$14,576.4	$6,379.3
Shares issued on acquisition of Properties	-	-	3.8	-
Shares issued on acquisition of Underworld	-	117.7	-	117.7
Common shares issued under employee share purchase plans	1.5	1.2	3.1	2.7
Transfer from contributed surplus on exercise of options and restricted shares	6.6	3.0	31.4	14.4
Options and warrants exercised, including cash	5.0	2.5	12.9	4.5

Balance at the end of the period	$14,627.6	$6,518.6	$14,627.6	$6,518.6

Contributed surplus
Balance beginning of period	$168.3	$104.0	$185.5	$107.4
Share-based compensation	9.7	7.8	17.3	15.8
Underworld options issued	-	5.2	-	5.2
Transfer of fair value of exercised options and restricted shares	(6.6)	(3.0)	(31.4)	(14.4)
Acquisition of CMGC 25% non-controlling interest	(92.9)	-	(92.9)	-

Balance at the end of the period	$78.5	$114.0	$78.5	$114.0

Retained earnings (accumulated deficit)
Balance beginning of period	$141.8	$(594.1)	$(51.5)	(740.6)
Dividends paid	-	-	(56.8)	(34.8)
Net earnings attributed to common shareholders	247.4	110.4	497.5	291.7

Balance at the end of the period	$389.2	$(483.7)	$389.2	$(483.7)

Accumulated other comprehensive loss
Balance beginning of period	$(149.4)	$(172.6)	$(179.3)	$(218.4)
Other comprehensive income	65.4	6.0	95.3	51.8

Balance at the end of the period	$(84.0)	$(166.6)	$(84.0)	$(166.6)

Total retained earnings (accumulated deficit) and accumulated other comprehensive loss	$305.2	$(650.3)	$305.2	$(650.3)

Total common shareholders' equity	$15,011.3	$5,982.3	$15,011.3	$5,982.3

Non-controlling interest
Balance beginning of period	$303.2	$146.6	$262.2	128.6
Net earnings attributed to non-controlling interest	13.8	30.6	54.8	55.8
Dividends paid	-	-	-	(7.2)
Acquisition of CMGC 25% non-controlling interest	(242.5)	-	(242.5)	-

Balance at the end of the period	$74.5	$177.2	$74.5	$177.2

Total Equity	$15,085.8	$6,159.5	$15,085.8	$6,159.5

The accompanying notes are an integral part of these interim consolidated financial statements

NOTES TO THE CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

For the three and six months ended June 30, 2011 and 2010

(Unaudited and expressed in millions of United States dollars)

1. DESCRIPTION OF BUSINESS AND NATURE OF OPERATIONS

Kinross Gold Corporation and its subsidiaries and joint ventures (collectively, "Kinross" or the "Company") are engaged in gold mining and related activities, including exploration and acquisition of gold-bearing properties, extraction, processing and reclamation. Kinross Gold Corporation, the ultimate parent, is a public company incorporated and domiciled in Canada with a registered office at 25 York Street, 17th floor, Toronto, Ontario, Canada, M5J 2V5. Kinross' gold production and exploration activities are carried out principally in Canada, the United States, the Russian Federation, Brazil, Ecuador, Chile, Ghana and Mauritania. Gold is produced in the form of doré, which is shipped to refineries for final processing. Kinross also produces and sells a quantity of silver. The Company is listed on the Toronto Stock Exchange and the New York Stock Exchange.

2. BASIS OF PRESENTATION

These unaudited interim condensed consolidated financial statements ("interim financial statements") have been prepared in accordance with IAS 34 "Interim Financial Reporting" ("IAS 34") and IFRS 1 "First Time Adoption of International Financial Reporting Standards" ("IFRS 1"). The Company's first annual consolidated financial statements under IFRS will be presented for the year ending December 31, 2011. The accounting policies adopted in these interim financial statements are consistent with the accounting policies the Company expects to adopt in its IFRS consolidated financial statements for the year ending December 31, 2011, and are based on IFRS as issued by the International Accounting Standards Board ("IASB") that the Company expects to be applicable at that time. There have been no changes from the accounting policies applied in the March 31, 2011 interim financial statements.

The Company's date of transition to IFRS and its opening IFRS balance sheet are as at January 1, 2010 (the "transition date").

These interim financial statements were prepared on a going concern basis under the historical cost method except for certain financial assets and liabilities which are measured at fair value. The significant accounting policies are presented in Note 3 and have been consistently applied in each of the periods presented. Significant accounting estimates, judgments and assumptions used or exercised by management in the preparation of these interim financial statements are presented in Note 5.

These interim financial statements do not include all disclosures required by IFRS for annual consolidated financial statements and accordingly should be read in conjunction with the Company's audited consolidated financial statements for the year ended December 31, 2010 presented under Canadian generally accepted accounting principles ("CDN GAAP") and in conjunction with the IFRS transition disclosures in Note 20 to these interim financial statements.

The Company's unaudited interim and audited annual consolidated financial statements were previously prepared in accordance with CDN GAAP which differs in some respects from IFRS. In preparing these interim financial statements, certain accounting and valuation methods previously applied under CDN GAAP were changed. The transition date balance sheet and the comparative amounts as at and for the three and six months ended June 30, 2010 and as at and for the year ended December 31, 2010 have been restated to reflect the accounting policies at June 30, 2011 with the exception of certain specific exemptions in accordance with IFRS 1. Significant first-time adoption optional exemptions chosen by the Company relate to the following:

•
Business combinations;

•
Reclamation and remediation obligations included in the cost of property, plant and equipment; and

•
Borrowing Costs.

The effect of these exemptions and the effect of the adjustments to the previously reported June 30, 2010 interim and 2010 annual consolidated financial statements as a result of adopting IFRS are disclosed in Note 20 along with reconciliations between CDN GAAP and IFRS at the transition date, as at and for the three and six months ended June 30, 2010 and as at and for the year ended December 31, 2010.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

i.  Principles of consolidation

  The significant mining properties and entities of Kinross are listed below. With the exception of Harry Winston Diamond Corporation ("Harry Winston") and the Diavik Diamond Mines joint venture ("Diavik"), all operating activities involve gold mining and exploration. Each of the significant entities has a December 31 year end with the exception of Harry Winston which has a January 31 year end.

		As at
Entity	Property/Segment	Location	June 30, 2011	December 31, 2010	January 1, 2010

Subsidiaries (Consolidated)
Fairbanks Gold Mining, Inc.	Fort Knox	USA	100%	100%	100%
Kinross Brasil Mineração S.A.	Paracatu	Brazil	100%	100%	100%
Compania Minera Maricunga	Maricunga	Chile	100%	100%	100%
Compania Minera Mantos de Oro	La Coipa	Chile	100%	100%	100%
Echo Bay Minerals Company	Kettle River-Buckhorn	USA	100%	100%	100%
Chukotka Mining and Geological Company (a)	Kupol	Russian Federation	100%	75%	75%
Northern Gold LLC/Regionruda LLC (b)	Dvoinoye (Corporate and Other)	Russian Federation	100%	100%	-
Aurelian Ecuador S.A.	Fruta del Norte	Ecuador	100%	100%	100%
Minera Santa Rosa SCM	Lobo-Marte (Corporate and Other)	Chile	100%	100%	100%
Underworld Resources Inc. (c)	White Gold (Corporate and Other)	Canada	100%	100%	-
Tasiast Maurianie Ltd. S.A. (d)	Tasiast	Mauritania	100%	100%	-
Chirano Gold Mines Ltd. (Ghana) (d)	Chirano	Ghana	90%	90%	-

Interests in jointly controlled entities (Proportionately consolidated)
Round Mountain Gold Corporation	Round Mountain	USA	50%	50%	50%
Mineração Serra Grande S.A.	Crixás	Brazil	50%	50%	50%
Compania Minera Casale (e)	Cerro Casale	Chile	-	-	50%

Investments in associates (Equity accounted)
Compania Minera Casale (e)	Corporate and Other	Chile	25%	25%	-
Harry Winston Diamond Corporation (f)	Corporate and Other		-	-	19.9%
Working Interest (Pro-rata share of earnings)
Diavik Diamond Mines joint venture (g)	Corporate and Other		-	-	22.5%

(a)
On April 27, 2011, Kinross' ownership in Chukotka Mining and Geological Company ("CMGC") increased to 100%. See Note 6(ii).

(b)
On August 27, 2010, Dvoinoye was acquired with the acquisition of Northern Gold LLC and Regionruda LLC.

(c)
On April 26, 2010, 81.6% of White Gold was acquired with the acquisition of Underworld Resources Inc. ("Underworld"). The remaining 18.4% was acquired on June 30, 2010.

(d)
Interests in the Tasiast and Chirano mines were acquired with the acquisition of Red Back Mining Inc. ("Red Back") on September 17, 2010. See Note 6(iii).

(e)
On March 31, 2010, one-half of the Company's 50% interest in Cerro Casale was sold. The retained 25% interest as at December 31, 2010 and June 30, 2011 is accounted for using the equity method.

(f)
On July 23, 2010, the Company sold its equity interest in Harry Winston.

(g)
On August 25, 2010, the Company sold its Working Interest in Diavik.

     (a)  Subsidiaries

  Subsidiaries are entities controlled by the Company. Control is the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. Subsidiaries are included in the consolidated financial statements from the date control is obtained until the date control ceases. Where the Company's interest in a subsidiary is less than 100%, the Company recognizes non-controlling interests. All intercompany balances, transactions, income, expenses, profits and losses, including unrealized gains and losses have been eliminated on consolidation.

    (b)  Joint Ventures

  The Company conducts a portion of its business through joint ventures where the venturers are bound by contractual arrangements establishing joint control over the ventures requiring unanimous consent of each of the venturers regarding strategic, financial and operating polices of the venture. The Company undertakes its joint ventures through jointly controlled entities, being corporations, partnerships or other unincorporated entities in which each venturer has an interest. Jointly controlled entities operate in the same way as other entities, controlling the assets of the venture, earning its own income and incurring liabilities and expenses. The Company's interests in its jointly controlled entities are accounted for using proportionate consolidation.

    (c)  Associates

  Associates are entities, including unincorporated entities such as partnerships, over which the Company has significant influence and that are neither subsidiaries nor interests in joint ventures. Significant influence is the ability to participate in the financial and operating policy decisions of the investee without having control or joint control over those policies. In general, significant influence is presumed to exist when the Company has between 20% and 50% of voting power. Significant influence may also be evidenced by factors such as the Company's representation on the board of directors, participation in policy-making of the investee, material transactions with the investee, interchange of managerial personnel, or the provision of essential technical information. Associates are equity accounted for from the effective date of commencement of significant influence to the date that the company ceases to have significant influence.

  Results of associates are equity accounted for using the results of their most recent audited annual financial statements or interim financial statements. Losses from associates are recognized in the consolidated financial statements until the interest in the associate is written down to nil. Thereafter, losses are recognized only to the extent that the Company is committed to providing financial support to such associates.

  The carrying value of the investment in an associate represents the cost of the investment, including goodwill, a share of the post-acquisition retained earnings and losses, accumulated other comprehensive income ("AOCI") and any impairment losses. At the end of each reporting period, the Company assesses whether there is any objective evidence that its investments in associates are impaired.

    (d)  Working Interest

  Until August 25, 2010, the date of disposition of the Company's Working Interest in Diavik, earnings from the Working Interest were accounted for based on Kinross' pro-rata share of earnings in the underlying entity. The cost of the Working Interest plus any funding contributions made, less any cash distributions received in excess of Kinross' share of post acquisition earnings were amortized on a units-of-production basis corresponding to the proven and probable reserves of the underlying entity Kinross had invested in. Changes in the investment in the Working Interest included changes as a result of Kinross' pro-rata share of net income or loss and were accounted for in the consolidated statement of operations as earnings from the Working Interest within other income (expense). Cash received from the Working Interest was accounted for as a reduction, while funding contributions into the Working Interest were accounted for as an increase, in the carrying value of the Working Interest on the balance sheet.

ii. Functional and presentation currency

  The functional and presentation currency of the Company is the United States dollar.

  Transactions denominated in foreign currencies are translated into the United States dollar as follows:

•
Foreign currency transactions are recognized initially at the exchange rate at the date of the transaction;

•
Monetary assets and liabilities are translated at the rates of exchange at the consolidated balance sheet date;

•
Non-monetary assets and liabilities are translated at historical exchange rates prevailing at each transaction date;

•
Revenue and expenses are translated at the average exchange rates throughout the reporting period, except depreciation, depletion and amortization, which are translated at the rates of exchange applicable to the related assets, and share-based compensation expense, which is translated at the rates of exchange applicable at the date of grant of the share-based compensation;

•
Exchange gains and losses on translation are included in earnings.

  When the gain or loss on certain non-monetary items, such as long-term investments classified as available-for-sale, is recognized in other comprehensive income ("OCI"), the translation differences are also recognized in OCI.

  For those subsidiaries, joint ventures or associates whose functional currency differs from the United States dollar, foreign currency balances and transactions are translated into the United States dollar as follows:

•
Assets and liabilities are translated at the rates of exchange at the consolidated balance sheet date;

•
Revenue and expenses are translated at average exchange rates throughout the reporting period or at rates that approximate the actual exchange rates; items such as depreciation are translated at the rate implicit in the historical rate applied to the related asset;

•
Exchange gains and losses on translation are included in OCI.

  The exchange gains and losses are recognized in earnings upon the substantial disposition, liquidation or closure of the entity that gave rise to such amounts.

iii. Cash and cash equivalents

  Cash and cash equivalents include cash and highly liquid investments with a maturity of three months or less at the date of acquisition.

  Restricted cash is cash held in banks that is not available for general corporate use.

iv. Short-term investments

  Short-term investments include short-term money market instruments with terms to maturity at the date of acquisition of between three and twelve months. The carrying value of short-term investments is equal to cost and accrued interest.

v. Long-term investments

  Investments in entities that are not subsidiaries, joint ventures or investments in associates are designated as available-for-sale investments. These investments are measured at fair value on acquisition and at each reporting date. Any unrealized holding gains and losses related to these investments are excluded from net earnings and are included in OCI until an investment is sold and gains or losses are realized, or there is objective evidence that the investment is impaired. When there is evidence that an investment is impaired, the cumulative loss that was previously recognized in OCI is reclassified from AOCI to the consolidated statement of operations.

vi. Inventories

  Inventories consisting of metal in circuit ore, metal in-process and finished metal are valued at the lower of cost or net realizable value ("NRV"). NRV is calculated as the difference between the estimated gold prices based on prevailing and long-term metal prices and estimated costs to complete production into a saleable form.

  Metal in circuit is comprised of ore in stockpiles and ore on heap leach pads. Ore in stockpiles is coarse ore that has been extracted from the mine and is available for further processing. Costs are added to stockpiles based on the current mining cost per tonne and removed at the average cost per tonne. Costs are added to ore on the heap leach pads based on current mining costs and removed from the heap leach pads as ounces are recovered, based on the average cost per recoverable ounce of gold on the leach pad. Ore in stockpiles not expected to be processed in the next twelve months is classified as long-term.

  In-process inventories represent materials that are in the process of being converted to a saleable product.

  The quantities of recoverable gold placed on the leach pads are reconciled by comparing the grades of ore placed on the leach pads to the quantities of gold actually recovered (metallurgical balancing), however, the nature of the leaching process inherently limits the ability to precisely monitor inventory levels. As a result, the metallurgical balancing process is constantly monitored and the engineering estimates are refined based on actual results over time. Variances between actual and estimated quantities resulting from changes in assumptions and estimates that do not result in write downs to NRV are accounted for on a prospective basis. The ultimate recovery of gold from a leach pad will not be known until the leaching process has concluded. In the event that the Company determines, based on engineering estimates, that a quantity of gold contained in ore on leach pads is to be recovered over a period exceeding twelve months, that portion is classified as long-term.

  In process and finished metal inventories, comprised of gold and silver doré and bullion, are valued at the lower of the average production costs applicable to the related processing cycle and NRV whereby the average does not exceed average production costs applicable to the related processing cycle. Average production cost represents the average cost of the respective in-process inventories incurred prior to the refining process, plus applicable refining costs and associated royalties.

  Materials and supplies are valued at the lower of average cost and NRV.

  Write downs of inventory are recognized in the statement of operations in the current period. The Company reverses write downs in the event that there is a subsequent increase in NRV.

vii. Borrowing costs

  Borrowing costs are generally expensed as incurred except where they relate to the financing of qualifying assets that require a substantial period of time to get ready for their intended use. Qualifying assets include the cost of developing mining properties and constructing new facilities. Borrowing costs related to qualifying assets are capitalized up to the date when the asset is ready for its intended use.

  Where funds are borrowed specifically to finance a project, the amount capitalized represents the actual borrowing costs incurred net of any investment income earned on the investment of those borrowings. Where the funds used to finance a project form part of general borrowings, the amount capitalized is calculated using a weighted average of rates applicable to relevant general borrowings of the Company during the period.

viii. Business combinations

  Business combinations occurring on or after January 1, 2010 are accounted for in accordance with IFRS as stated in the policy below. Business combinations occurring before this date have been accounted for in accordance with CDN GAAP and have not been restated (see Note 20).

  A business combination is a transaction or other event in which control over one or more businesses is obtained. A business is an integrated set of activities and assets that is capable of being conducted and managed for the purpose of providing a return in the form of dividends, lower costs or other economic benefits. A business consists of inputs and processes applied to those inputs that have the ability to create outputs that provide a return to the Company and its shareholders. A business need not include all of the inputs and processes that were used by the acquiree to produce outputs if the business can be integrated with the inputs and processes of the Company to continue to produce outputs. If the integrated set of activities and assets is in the exploration and development stage, and thus, may not have outputs, the Company considers other factors to determine whether the set of activities and assets is a business. Those factors include, but are not limited to, whether the set of activities and assets:

•
has begun planned principal activities;

•
has employees, intellectual property and other inputs and processes that could be applied to those inputs;

•
is pursuing a plan to produce outputs; and

•
will be able to obtain access to customers that will purchase the outputs.

  Not all of the above factors need to be present for a particular integrated set of activities and assets in the development stage to qualify as a business.

  Business acquisitions are accounted for using the acquisition method whereby acquired assets and liabilities are recorded at fair value as of the date of acquisition with the excess of the purchase consideration over such fair value being recorded as goodwill and allocated to cash generating units. Non-controlling interest in an acquisition may be measured at either fair value or at the non-controlling interest's proportionate share of the fair value of the acquiree's net identifiable assets.

  If the fair value of the net assets acquired exceeds the purchase consideration, the difference is recognized immediately as a gain in the consolidated statement of operations.

  Where a business combination is achieved in stages, previously held equity interests in the acquiree are re-measured at acquisition-date fair value and any resulting gain or loss is recognized in the consolidated statement of operations.

  Acquisition related costs are expensed during the period in which they are incurred, except for the cost of debt or equity instruments issued in relation to the acquisition which is included in the carrying amount of the related instrument.

  Certain fair values may be estimated at the acquisition date pending confirmation or completion of the valuation process. Where provisional values are used in accounting for a business combination, they may be adjusted retrospectively in subsequent periods. However, the measurement period will not exceed one year from the acquisition date.

  If the assets acquired are not a business, the transaction is accounted for as an asset acquisition.

ix. Goodwill

  Business acquisitions are accounted for using the acquisition method whereby acquired assets and liabilities are recorded at fair value as of the date of acquisition with the excess of the acquisition amount over such fair value being recorded as goodwill and allocated to cash generating units. Cash generating units are the smallest identifiable group of assets, liabilities and associated goodwill that generate cash inflows that are largely independent of the cash inflows from other assets or groups of assets. Each individual mineral property that is an operating or development stage mine is typically a cash generating unit for goodwill impairment testing purposes.

  Goodwill arises principally because of the following factors: (1) the going concern value of the Company's capacity to sustain and grow by replacing and augmenting reserves through completely new discoveries; (2) the ability to capture buyer-specific synergies arising upon a transaction; (3) the optionality (real option value associated with the portfolio of acquired mines as well as each individual mine) to develop additional higher-cost reserves to intensify efforts to develop the more promising acquired properties and to reduce efforts at developing the less promising acquired properties in the future (this optionality may result from changes in the overall economics of an individual mine or a portfolio of mines, largely driven by changes in the gold price); and (4) the requirement to record a deferred tax liability for the difference between the assigned values and the tax bases of the assets acquired and liabilities assumed in a business combination.

  On an annual basis, as at December 31, and at any other time if events or changes in circumstances indicate that the recoverable amount of a cash generating unit has been reduced below its carrying amount, the carrying amount of the cash generating unit is evaluated for potential impairment. If the carrying amount of the cash generating unit exceeds its recoverable amount, an impairment is considered to exist and an impairment loss is recognized to reduce the carrying value to its recoverable amount.

  When an impairment review is undertaken, the recoverable amount is assessed by reference to the higher of value in use and fair value less costs to sell.

  Value in use is determined as the present value of the estimated future cash flows expected to arise from the continued use of the asset in its present form and its eventual disposal. Value in use is determined by applying assumptions specific to the Company's continued use and cannot take into account future development. These assumptions are different to those used in calculating fair value and consequently the value in use calculation is likely to give a different result (usually lower) to a fair value calculation.

  Fair value is determined as the amount that would be obtained from the sale of the asset in an arm's length transaction between knowledgeable and willing parties. Fair value for mineral assets is generally determined as the present value of the estimated future cash flows expected to arise from the continued use of the asset, including any expansion prospects, and its eventual disposal, using assumptions that an independent market participant may take into account. These cash flows are discounted by an appropriate discount rate to arrive at a net present value or net asset value ("NAV") of the asset.

  Estimates of expected future cash flows reflect estimates of future revenues, cash costs of production and capital expenditures contained in the Company's long-term life of mine ("LOM") plans, which are updated for each cash generating unit on an annual basis. The Company's LOM plans are based on detailed research, analysis and modeling to maximize the NAV of each cash generating unit. As such, these plans consider the optimal level of investment, overall production levels and sequence of extraction taking into account all relevant characteristics of the ore body, including waste to ore ratios, ore grades, haul distances, chemical and metallurgical properties impacting process recoveries, capacities of available extraction, haulage and processing equipment, and other factors. Therefore, the LOM plan is an appropriate basis for forecasting production output in each future year and the related production costs and capital expenditures.

  Projected future revenues reflect the forecast future production levels at each of the Company's cash generating units as detailed in the LOM plans. These forecasts may include the production of mineralized material that does not currently qualify for inclusion in reserve or resource classification. This is consistent with the methodology used to measure value beyond proven and probable reserves when allocating the purchase price of a business combination to acquired mining assets.

  Projected future revenues also reflect the Company's estimates of future metals prices, which are determined based on current prices, forward prices and forecasts of future prices prepared by industry analysts. These estimates often differ from current price levels, but the methodology used is consistent with how a market participant would assess future long-term metals prices. For the transition date goodwill impairment analysis, estimated 2010, 2011, and long-term gold prices of $1,075, $1,100 and $850 per ounce, respectively, and estimated 2010, 2011 and long-term silver prices of $17.69, $17.50 and $13.43 per ounce, respectively were used. For the 2010 annual goodwill impairment analysis, estimated 2011, 2012 and long-term gold prices of $1,400 $1,300 and $1,000 per ounce, respectively, and estimated 2011, 2012 and long-term silver prices of $25.90, $23.75 and $16.63 per ounce, respectively were used.

  The Company's estimates of future cash costs of production and capital expenditures are based on the LOM plans for each cash generating unit. Costs incurred in currencies other than the US dollar are translated to US dollar equivalents based on long-term forecasts of foreign exchange rates, on a currency by currency basis, obtained from independent sources of economic data. Oil prices are a significant component of cash costs of production and are estimated based on the current price, forward prices, and forecasts of future prices from third party sources. For the transition date goodwill impairment analysis, an estimated 2010 and long-term oil price of $75 and $80 per barrel, respectively, was used. For the 2010 annual goodwill impairment analysis, an estimated 2011 and long-term oil price of $100 and $100 per barrel, respectively, was used.

  The discount rate applied to present value the net future cash flows is based on a real weighted average cost of capital by country to account for geopolitical risk. For the transition date goodwill impairment analysis, real discount rates of between 5.25% and 9.24% were used. For the 2010 annual goodwill impairment analysis, real discount rates of between 5.22% and 9.66% were used.

  Since public gold companies typically trade at a market capitalization that is based on a multiple of their underlying NAV, a market participant would generally apply a NAV multiple when estimating the fair value of a gold mining property. Consequently, the Company estimates the fair value of each cash generating unit by applying a market NAV multiple to the NAV of each cash generating unit.

  When selecting NAV multiples to arrive at fair value, the Company considered the trading prices and NAV estimates of comparable gold mining companies as at January 1, 2010 and December 31, 2010. The selected ranges of multiples to be applied to each cash generating unit took into consideration, among other factors: expected production growth in the near term; average cash costs over the life of the mine; potential remaining mine life; and stage of development of the asset. For the transition date goodwill impairment analysis, NAV multiples used in the assessment of the fair value of the cash generating units ranged from a low of 1.45x to a high of 2.00x. For the 2010 annual goodwill impairment analysis, NAV multiples used in the assessment of the fair value of the cash generating units ranged from a low of 1.35x to a high of 2.00x.

  As at June 30, 2011, December 31, 2010, and January 1, 2010, the Company did not record any impairments of goodwill.

x. Exploration and evaluation ("E&E") costs

  Exploration and evaluation costs are those costs required to find a mineral property and determine commercial viability. E&E costs include costs to establish an initial mineral resource and determine whether inferred mineral resources can be upgraded to measured and indicated mineral resources and whether measured and indicated mineral resources can be converted to proven and probable reserves.

  Exploration and evaluation costs consist of:

•
gathering exploration data through topographical and geological studies;

•
exploratory drilling, trenching and sampling;

•
determining the volume and grade of the resource;

•
test work on geology, metallurgy, mining, geotechnical and environmental; and

•
conducting engineering, marketing and financial studies.

  Project costs in relation to these activities are expensed as incurred until such time as the Company expects that mineral resources will be converted to mineral reserves within a reasonable period. Thereafter, costs for the project are capitalized prospectively as capitalized exploration and evaluation costs in property, plant and equipment.

  The Company also recognizes exploration and evaluation costs as assets when acquired as part of a business combination, or asset purchase. These assets are recognized at fair value. Acquired exploration and evaluation costs consist of:

•
fair value of the estimated mineral inventory, and

•
exploration properties.

  Acquired or capitalized exploration and evaluation costs for a project are classified as such until the project demonstrates technical feasibility and commercial viability. Upon demonstrating technical feasibility and commercial viability, and subject to an impairment analysis, capitalized exploration and evaluation costs are transferred to capitalized development costs within property, plant and equipment. Technical feasibility and commercial viability generally coincides with the establishment of proven and probable reserves; however, this determination may be impacted by management's assessment of certain modifying factors including: legal, environmental, social and governmental factors.

xi. Property, plant and equipment

  Property, plant and equipment are recorded at cost and carried net of accumulated depreciation, depletion and amortization and accumulated impairment losses. The initial cost of an asset comprises its purchase price or construction cost, any costs directly attributable to bringing the asset into operation, the estimate of reclamation and remediation and, for qualifying assets, capitalized borrowing costs.

  Costs to acquire mineral properties are capitalized and represent the property's fair value at the time it was acquired, either as an individual asset purchase or as part of a business combination.

  Interest expense attributable to the cost of developing mining properties and to constructing new facilities is capitalized until assets are ready for their intended use.

  Acquired or capitalized exploration and evaluation costs may be included within mineral interests in development and operating properties or pre-development properties depending upon the nature of the cost or the property to which the costs relate. Repairs and maintenance costs are expensed as incurred. However, expenditures on major maintenance rebuilds or overhauls are capitalized when it is probable that the expenditures will extend the productive capacity or useful life of an asset.

    (a)  Asset categories

  The Company categorizes property, plant and equipment based on the type of asset and/or the stage of operation or development of the property.

  Land, plant and equipment includes land, mobile and stationary equipment, and refining and processing facilities for all properties regardless of their stage of development or operation.

  Mineral interests consist of:

•
Development and operating properties which include capitalized development and stripping costs, cost of assets under construction, exploration and evaluation costs and mineral interests for those properties currently in operation or for which development has commenced; and

•
Pre-development properties which include exploration and evaluation costs and mineral interests for those properties for which development has not commenced.

    (b)  Depreciation, depletion and amortization

  For plant and other facilities, stripping costs, reclamation and remediation costs, production stage mineral interests and plant expansion costs, the Company uses the units-of-production ("UOP") method for determining depreciation, depletion and amortization. The expected useful lives used in the UOP calculations are determined based on the facts and circumstances associated with the mineral interest. The Company evaluates the proven and probable reserves at least on an annual basis and adjusts the UOP calculation to correspond with the changes in reserves as necessary. The expected useful life used in determining UOP does not exceed the estimated life of the ore body based on recoverable ounces to be mined from estimated proven and probable reserves. Any changes in estimates of useful lives are accounted for prospectively from the date of the change.

  Stripping and other costs incurred in a pit expansion are capitalized and amortized using the UOP method based on recoverable ounces to be mined from estimated proven and probable reserves contained in the pit expansion.

  Land typically has an unlimited useful life and therefore is not depreciated.

  Mobile and other equipment are depreciated, net of residual value, using the straight-line method, over the estimated useful life of the asset. Useful lives for mobile and other equipment range from 2 to 10 years, but do not exceed the related estimated mine life based on proven and probable reserves.

  The Company reviews useful lives and estimated residual values of its property, plant and equipment annually.

  Acquired or capitalized exploration and evaluation costs and assets under construction are not depreciated. These assets are depreciated when they are put into production in their intended use.

    (c)  Impairment

  The carrying amounts of the Company's property, plant and equipment are reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists, then the asset's recoverable amount is estimated. In addition, capitalized exploration and evaluation costs are assessed for impairment upon demonstrating the technical feasibility and commercial viability of a project.

  Impairment is determined for an individual asset unless the asset does not generate cash inflows that are independent of those generated from other assets or groups of assets, in which case, the individual assets are grouped together into CGUs for impairment purposes.

  An impairment exists when the carrying amount of the asset, or group of assets, exceeds its recoverable amount. The impairment loss is the amount by which the carrying value exceeds the recoverable amount and such loss is recognized in the consolidated statement of operations. The recoverable amount of an asset is the higher of its fair value less costs to sell and its value in use.

  A previously recognized impairment loss is reversed if there has been a change in the estimates used to determine the asset's recoverable amount since the last impairment loss was recognized such that the recoverable amount has increased.

    (d)  Derecognition

  The carrying amount of an item of property, plant and equipment is derecognized on disposal of the asset or when no future economic benefits are expected to accrue to the Company from its continued use. Any gain or loss arising on derecognition is included in the consolidated statement of operations in the period in which the asset is derecognized. The gain or loss is determined as the difference between the carrying value and the net proceeds on the sale of the assets, if any, at the time of disposal.

xii. Financial instruments and hedging activity

    (a)  Financial instrument classification and measurement

  Financial instruments are measured on initial recognition at fair value, plus, in the case of financial instruments other than those classified as "fair value through profit and loss", directly attributable transaction costs. Measurement of financial assets in subsequent periods depends on whether the financial instrument has been classified as "fair value through profit and loss", "available-for-sale", "held-to-maturity", or "loans and receivables" as defined by IAS 39 "Financial Instruments:

  Recognition and Measurement" ("IAS 39"). Measurement of financial liabilities subsequent to initial recognition depends on whether they are classified as fair value through profit and loss or "other financial liabilities".

  Financial assets and financial liabilities at fair value through profit and loss include financial assets and financial liabilities that are held for trading or designated upon initial recognition as at fair value through profit and loss. These financial instruments are measured at fair value with changes in fair values recognized in the consolidated statement of operations. Financial assets classified as available-for-sale are measured at fair value, with changes in fair values recognized in OCI, except when there is objective evidence that the asset is impaired, at which point the cumulative loss that had been previously recognized in OCI is recognized within the consolidated statement of operations. Financial assets classified as held-to-maturity and loans and receivables are measured subsequent to initial recognition at amortized cost using the effective interest method. Financial liabilities, other than financial liabilities classified as fair value through profit and loss, are measured in subsequent periods at amortized cost using the effective interest method.

  Cash and cash equivalents, restricted cash and short-term investments are designated as fair value through profit and loss and are measured at cost, which approximates fair value. Trade receivables, taxes recoverable and other assets are designated as loans and receivables. Long-term investments in equity securities, where the Company cannot exert significant influence, are designated as available-for sale. Accounts payable and accrued liabilities and long-term debt are classified as other financial liabilities.

  Derivative assets and liabilities include derivative financial instruments that do not qualify as hedges, or are not designated as hedges and are classified as fair value through profit and loss.

    (b)  Hedges

  The Company formally documents all relationships between hedging instruments and hedged items, as well as its risk management objectives and strategies for undertaking hedge transactions. This process includes linking all derivatives to specific assets and liabilities on the balance sheet or to specific firm commitments or forecasted transactions. Hedge effectiveness is assessed based on the degree to which the cash flows from the derivative contracts are expected to offset the cash flows of the underlying position or transaction being hedged. At the time of inception of the hedge and on an ongoing basis, the Company assesses whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items.

  Derivative contracts that have been designated as cash flow hedges have been entered into in order to effectively establish prices for future production of metals, to hedge exposure to exchange rate fluctuations of foreign currency denominated settlement of capital and operating expenditures, to establish prices for future purchases of energy or to hedge exposure to interest rate fluctuations. Unrealized gains or losses arising from changes in the fair value of these contracts are recorded in OCI, net of tax, and are only included in earnings when the underlying hedged transaction, identified at the contract inception, is completed. Any ineffective portion of a hedge relationship is recognized immediately in the consolidated statement of operations. The Company matches the realized gains or losses on contracts designated as cash flow hedges with the hedged expenditures at the maturity of the contracts.

  When derivative contracts designated as cash flow hedges have been terminated or cease to be effective prior to maturity and no longer qualify for hedge accounting, any gains or losses recorded in OCI up until the time the contracts do not qualify for hedge accounting, remain in OCI. Amounts recorded in OCI are recognized in the consolidated statement of operations in the period in which the underlying hedged transaction is completed. Gains or losses arising subsequent to the derivative contracts not qualifying for hedge accounting are recognized in the consolidated statement of operations in the period in which they occur.

  For hedges that do not qualify for hedge accounting, gains or losses are recognized in the consolidated statement of operations in the current period. Premiums received at the inception of written call options are recorded as a liability. Changes in the fair value of the liability are recognized in the consolidated statement of operations in the period in which the change occurs.

xiii. Impairment of financial assets

  The Company assesses at each reporting date whether there is objective evidence that a financial asset or a group of financial assets is impaired. In the case of investments classified as available-for-sale, an evaluation is made as to whether a decline in fair value is significant or prolonged based on an analysis of indicators such as market price of the investment and significant adverse changes in the technological, market, economic or legal environment in which the investee operates.

  If an available-for-sale financial asset is impaired, an amount equal to the difference between its carrying value and its current fair value is transferred from AOCI and recognized in the consolidated statement of operations. Reversals of impairment charges in respect of equity instruments classified as available-for-sale are not recognized in the consolidated statement of operations.

xiv. Share-based payments

  The Company has a number of equity-settled and cash settled share-based compensation plans under which the Company issues either equity instruments or makes cash payments based on the value of the underlying equity instrument of the Company. The Company's share-based compensation plans are comprised of the following:

  Stock Option Plan: Stock options are equity-settled. The fair value of stock options at the grant date is estimated using the Black-Scholes option pricing model. Compensation expense is recognized over the stock option vesting period based on the number of units estimated to vest. Management estimates the number of awards likely to vest at the time of a grant and at each reporting date up to the vesting date. Annually, the estimated forfeiture rate is adjusted for actual forfeitures in the period.

  Restricted Share Unit Plan: Restricted share units ("RSU") are equity-settled and are fair valued based on the market value of the shares at the grant date. The Company's compensation expense is recognized over the vesting period based on the number of units estimated to vest. Management estimates the number of awards likely to vest on grant and at each reporting date up to the vesting date. Annually, the estimated forfeiture rate is adjusted for actual forfeitures in the period. On exercise of RSUs, the shares are issued from treasury.

  Restricted Performance Share Unit Plan: Restricted Performance Share Units ("RPSU") are equity-settled and are awarded to certain employees as a percentage of their annual long-term incentive award grant. These units are subject to certain vesting requirements and vest at the end of three years. Vesting requirements are based on performance criteria established by the Company. RPSUs are fair valued as follows: The portion of the RPSUs related to market conditions is fair valued based on the application of a Monte Carlo pricing model at the date of grant and the portion related to non-market conditions is fair valued based on the market value of the shares at the date of grant. The Company's compensation expense is recognized over the vesting period based on the number of units estimated to vest. Management estimates the number of awards likely to vest on grant and at each reporting date up to the vesting date. Annually, the estimated forfeiture rate is adjusted for actual forfeitures in the period. On exercise of RPSUs, the shares are issued from treasury.

  Deferred Share Unit Plan: Deferred share units ("DSU") are cash-settled and accounted for as a liability at fair value which is based on the market value of the shares at the grant date. The fair value of the liability is re-measured each period based on the current market value of the underlying stock at period end and any changes in the liability are recorded as compensation expense each period.

  Employee Share Purchase Plan: The Company's contribution to the Employee Share Purchase Plan ("ESPP") is recorded as compensation expense on a payroll cycle basis as the employer's obligation to contribute is incurred. The cost of the common shares issued under the ESPP is based on the average of the last twenty trading sessions prior to the end of the quarter.

xv. Metal sales

  Metal sales includes sales of refined gold and silver, which are generally physically delivered to customers in the period in which they are produced, with their sales price based on prevailing spot market metal prices. Revenue from metal sales is recognized when all the following conditions have been satisfied:

•
The significant risks and rewards of ownership have been transferred;

•
Neither continuing managerial involvement to the degree usually associated with ownership, nor effective control over the goods sold, has been retained;

•
The amount of revenue can be measured reliably;

•
It is probable that the economic benefits associated with the transaction will flow to the Company; and

•
The costs incurred or to be incurred in respect of the transaction can be measured reliably.

  These conditions are generally met when the sales price is fixed and title has passed to the customer.

xvi. Provision for reclamation and remediation

  The Company records a liability and corresponding asset for the present value of the estimated costs of legal and constructive obligations for future site reclamation and closure where the liability is probable and a reasonable estimate can be made of the obligation. The estimated present value of the obligation is reassessed on an annual basis or when new material information becomes available. Increases or decreases to the obligation usually arise due to changes in legal or regulatory requirements, the extent of environmental remediation required, methods of reclamation, cost estimates, or discount rates. Changes to the provision for reclamation and remediation obligations related to operating mines, which are not the result of current production of inventory, are recorded with an offsetting change to the related asset. For properties where mining activities have ceased or are in reclamation, changes are charged directly to earnings. The present value is determined based on current market assessments of the time value of money using discount rates specific to the country in which the reclamation site is located and is determined as the risk-free rate of borrowing approximated by the yield on sovereign debt for that country, with a maturity approximating the end of mine life. The periodic unwinding of the discount is recognized in the consolidated statement of operations as a finance expense.

xvii. Income tax

  The income tax expense or benefit for the period consists of two components: current and deferred. Income tax expense is recognized in the consolidated statement of operations except to the extent it relates to a business combination or items recognized directly in equity.

  Current tax is the expected tax payable or receivable on the taxable profit or loss for the year. Current tax is calculated using tax rates and laws that were enacted or substantively enacted at the balance sheet date in each of the jurisdictions and includes any adjustments for taxes payable or recovery in respect of prior periods.

  Deferred tax is recognized in respect of temporary differences between the carrying amount of assets and liabilities in the consolidated balance sheet and the corresponding tax bases used in the computation of taxable profit. Deferred tax is calculated based on the expected manner of realization or settlement of the carrying amount of assets and liabilities, using tax rates that are expected to apply in the year of realization or settlement based on tax rates and laws enacted or substantively enacted at the balance sheet date.

  Deferred tax liabilities are generally recognized for all taxable temporary differences. Deferred tax liabilities are recognized for taxable temporary differences arising on investments in subsidiaries, associates and joint ventures except where the reversal of the temporary difference can be controlled and it is probable that the difference will not reverse in the foreseeable future.

  Deferred tax assets are recognized for all deductible temporary differences, carryforward of unused tax credits and unused tax losses to the extent it is probable future taxable profits will be available against which they can be utilized. The carrying amount of deferred tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of the asset to be recovered.

  Deferred tax liabilities are not recognized on temporary differences that arise from goodwill which is not deductible for tax purposes. Deferred tax assets and liabilities are not recognized in respect of temporary differences that arise on initial recognition of assets and liabilities acquired other than in a business combination.

  Deferred tax assets and liabilities are offset where they relate to income taxes levied by the same taxation authority and the Corporation has the legal right and intent to offset.

xviii. Earnings (loss) per share

  Earnings (loss) per share calculations are based on the weighted average number of common shares and common share equivalents issued and outstanding during the year. Diluted earnings per share is calculated using the treasury method, except the if-converted method is used in assessing the dilution impact of convertible notes and restricted share units. The treasury method, which assumes that outstanding stock options, warrants and restricted share units with an average exercise price below the market price of the underlying shares, are exercised and the assumed proceeds are used to repurchase common shares of the Company at the average market price of the common shares for the period. The if-converted method assumes that all convertible notes and restricted share units have been converted in determining fully diluted EPS if they are in-the-money except where such conversion would be anti-dilutive.

4. RECENT ACCOUNTING PRONOUNCEMENTS

Financial instruments

The IASB has issued IFRS 9 "Financial Instruments" which proposes to replace IAS 39. The replacement standard has the following significant components: establishes two primary measurement categories for financial assets - amortized cost and fair value; establishes criteria for classification of financial assets within the measurement category based on business model and cash flow characteristics; and eliminates existing held to maturity, available for sale and loans and receivable categories.

This standard is effective for the Company's annual year end beginning January 1, 2013. The Company will evaluate the impact of the change to its consolidated financial statements based on the characteristics of its financial instruments at the time of adoption.

IFRS 7 "Financial instruments - Disclosures" ("IFRS 7") was amended by the IASB in October 2010 and provides guidance on identifying transfers of financial assets and continuing involvement in transferred assets for disclosure purposes. The amendments introduce new disclosure requirements for transfers of financial assets including disclosures for financial assets that are not derecognized in their entirety, and for financial assets that are derecognized in their entirety but for which continuing involvement is retained.

The amendments to IFRS 7 are effective for annual periods beginning on or after July 1, 2011. The Company has not yet determined the impact of the amendments to IFRS 7 on its financial statements.

Consolidation and related standards

The IASB issued the following suite of consolidation and related standards, all of which are effective for annual periods beginning on or after January 1, 2013. The Company has not yet determined the impact of these standards on its financial statements.

IFRS 10 "Consolidated Financial Statements" ("IFRS 10"), which replaces parts of IAS 27, "Consolidated and Separate Financial Statements" ("IAS 27") and all of SIC-12, "Consolidation - Special Purpose Entities", changes the definition of control which is the determining factor in whether an entity should be consolidated. Under IFRS 10, an investor controls an investee when it is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee.

IAS 27 "Separate Financial Statements (2011)" ("IAS 27 (2011)") was reissued and now only contains accounting and disclosure requirements for when an entity prepares separate financial statements, as the consolidation guidance is now included in IFRS 10.

IFRS 11 "Joint Arrangements" ("IFRS 11"), which replaces IAS 31, "Interests in Joint Ventures" and SIC-13, "Jointly Controlled Entities - Non-monetary Contributions by Venturers", requires a venturer to classify its interest in a joint arrangement as either a joint operation or a joint venture. For a joint operation, the joint operator will recognize its assets, liabilities, revenue and expenses, and/or its relative share thereof. For a joint venture, the joint venturer will account for its interest in the venture's net assets using the equity method of accounting. The choice to proportionally consolidate joint ventures is prohibited.

IAS 28 "Investments in Associates and Joint Ventures (2011)" ("IAS 28") was amended as a consequence of the issuance of IFRS 11. In addition to prescribing the accounting for investments in associates, it now includes joint ventures that are to be accounted for by the equity method. The application of the equity method has not changed as a result of this amendment.

IFRS 12 "Disclosure of Interests in Other Entities" ("IFRS 12") is a comprehensive standard on disclosure requirements for all forms of interests in other entities, including subsidiaries, joint arrangements, associates, and structured entities. This standard carries forward the disclosures that existed under IAS 27, IAS 28 and IAS 31, and also introduces additional disclosure requirements that address the nature of, and risks associated with an entity's interests in other entities.

Fair value measurement

The IASB also has issued the following standard, which is effective for annual periods beginning on or after January 1, 2013, for which the Company has not yet determined the impact on its financial statements.

IFRS 13 "Fair Value Measurement" ("IFRS 13") provides guidance on how fair value should be applied where its use is already required or permitted by other IFRS standards, and includes a definition of fair value and is a single source of guidance on fair value measurement and disclosure requirements for use across all IFRS standards.

5. SIGNIFICANT JUDGMENTS, ESTIMATES AND ASSUMPTIONS

The preparation of the Company's consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Estimates and assumptions are continually evaluated and are based on management's experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Actual results could differ from these estimates.

The areas which require management to make significant judgments, estimates and assumptions in determining carrying values include, but are not limited to:

i.  Reserves

  Proven and probable reserves are the economically mineable parts of the Company's measured and indicated mineral resources demonstrated by at least a preliminary feasibility study. The Company estimates its proven and probable reserves and measured and indicated and inferred mineral resources based on information compiled by appropriately qualified persons. The information relating to the geological data on the size, depth and shape of the ore body requires complex geological judgments to interpret the data. The estimation of future cash flows related to proven and probable reserves is based upon factors such as estimates of foreign exchange rates, commodity prices, future capital requirements and production costs along with geological assumptions and judgments made in estimating the size and grade of the ore body. Changes in the proven and probable reserves or measured and indicated and inferred mineral resources estimates may impact the carrying value of property, plant and equipment, goodwill, reclamation and remediation obligations, recognition of deferred tax amounts and depreciation, depletion and amortization.

ii. Purchase Price Allocation

  Applying the acquisition method to business combinations requires each identifiable asset and liability to be measured at its acquisition-date fair value. The excess, if any, of the fair value of consideration over the fair value of the net identifiable assets acquired is recognized as goodwill. The determination of the acquisition-date fair values often requires management to make assumptions and estimates about future events. The assumptions and estimates with respect to determining the fair value of property, plant and equipment acquired generally require a high degree of judgment, and include estimates of mineral reserves acquired, future metal prices and discount rates. Changes in any of the assumptions or estimates used in determining the fair value of acquired assets and liabilities could impact the amounts assigned to assets, liabilities and goodwill in the purchase price allocation.

iii. Depreciation, depletion and amortization

  Plants and other facilities used directly in mining activities are depreciated using the UOP method over a period not to exceed the estimated life of the ore body based on recoverable ounces to be mined from proven and probable reserves. Mobile and other equipment is depreciated, net of residual value, on a straight-line basis, over the useful life of the equipment but does not exceed the related estimated life of the mine based on proven and probable reserves.

  The calculation of the UOP rate, and therefore the annual depreciation, depletion and amortization expense, could be materially affected by changes in the underlying estimates. Changes in estimates can be the result of actual future production differing from current forecasts of future production, expansion of mineral reserves through exploration activities, differences between estimated and actual costs of mining and differences in gold price used in the estimation of mineral reserves.

  Significant judgment is involved in the determination of useful life and residual values for the computation of depreciation, depletion and amortization and no assurance can be given that actual useful lives and residual values will not differ significantly from current assumptions.

iv. Impairment of goodwill and other assets

  Goodwill is tested for impairment annually or more frequently if there is an indication of impairment. The carrying value of property, plant and equipment is reviewed each reporting period to determine whether there is any indication of impairment. If the carrying amount of an asset exceeds its recoverable amount, the asset is impaired and an impairment loss is recognized in the consolidated statement of operations. The assessment of fair values, including those of the cash generating units for purposes of testing goodwill, require the use of estimates and assumptions for recoverable production, long-term commodity prices, discount rates, NAV multiples, foreign exchange rates, future capital requirements and operating performance. Changes in any of the assumptions or estimates used in determining the fair value of goodwill or other assets could impact the impairment analysis.

v. Inventories

  Expenditures incurred, and depreciation, depletion and amortization of assets used in mining and processing activities are deferred and accumulated as the cost of ore in stockpiles, ore on leach pads, in-process and finished metal inventories. These deferred amounts are carried at the lower of average cost or NRV. Write-downs of ore in stockpiles, ore on leach pads, in-process and finished metal inventories resulting from NRV impairments are reported as a component of current period costs. The primary factors that influence the need to record write-downs include prevailing and long-term metal prices and prevailing costs for production inputs such as labour, fuel and energy, materials and supplies, as well as realized ore grades and actual production levels.

  Costs are attributed to the leach pads based on current mining costs, including applicable depreciation, depletion and amortization relating to mining operations incurred up to the point of placing the ore on the pad. Costs are removed from the leach pad based on the average cost per recoverable ounce of gold on the leach pad as the gold is recovered. Estimates of recoverable gold on the leach pads are calculated from the quantities of ore placed on the pads, the grade of ore placed on the leach pads and an estimated percentage of recovery. Timing and ultimate recovery of gold contained on leach pads can vary significantly from the estimates. The quantities of recoverable gold placed on the leach pads are reconciled to the quantities of gold actually recovered (metallurgical balancing), by comparing the grades of ore placed on the leach pads to actual ounces recovered. The nature of the leaching process inherently limits the ability to precisely monitor inventory levels. As a result, the metallurgical balancing process is constantly monitored and the engineering estimates are refined based on actual results over time. The ultimate recovery of gold from a pad will not be known until the leaching process is completed.

  The allocation of costs to ore in stockpiles, ore on leach pads and in-process inventories and the determination of NRV involve the use of estimates. There is a high degree of judgment in estimating future costs, future production levels, proven and probable reserves estimates, gold and silver prices, and the ultimate estimated recovery for ore on leach pads. There can be no assurance that actual results will not differ significantly from estimates used in the determination of the carrying value of inventories.

vi. Provision for reclamation and remediation obligations

  The Company assesses its provision for reclamation and remediation on an annual basis or when new material information becomes available. Mining and exploration activities are subject to various laws and regulations governing the protection of the environment. In general, these laws and regulations are continually changing and the Company has made, and intends to make in the future, expenditures to comply with such laws and regulations. Accounting for reclamation and remediation obligations requires management to make estimates of the future costs the Company will incur to complete the reclamation and remediation work required to comply with existing laws and regulations at each mining operation. Actual costs incurred may differ from those amounts estimated. Also, future changes to environmental laws and regulations could increase the extent of reclamation and remediation work required to be performed by the Company. Increases in future costs could materially impact the amounts charged to operations for reclamation and remediation. The provision represents management's best estimate of the present value of the future reclamation and remediation obligation. The actual future expenditures may differ from the amounts currently provided.

vii. Deferred taxes

  The Company recognizes the deferred tax benefit related to deferred income and resource tax assets to the extent recovery is probable. Assessing the recoverability of deferred income tax assets requires management to make significant estimates of future taxable profit. To the extent that future cash flows and taxable profit differ significantly from estimates, the ability of the Company to realize the net deferred tax assets recorded at the balance sheet date could be impacted. In addition, future changes in tax laws could limit the ability of the Company to obtain tax deductions in future periods from deferred income and resource tax assets.

6. ACQUISITIONS AND DISPOSITIONS

(i) Sale of Interest in Harry Winston

  On March 23, 2011, the Company completed the sale of its approximate 8.5% interest in Harry Winston, consisting of approximately 7.1 million common shares, for net proceeds of $100.6 million and a resulting gain on sale of $30.9 million. The Company had acquired these shares as part of the proceeds received on the sale of the Company's 22.5% interest in the partnership holding Harry Winston's 40% interest in the Diavik Diamond mine joint venture. The Company continues to hold a note receivable in the amount of $70.0 million (see Note 7(ii)).

(ii) Acquisition of 25% of CMGC

  On April 27, 2011, Kinross' 75%-owned subsidiary, Chukotka Mining and Geological Company ("CMGC"), completed the previously announced Share Purchase Agreement with the State Unitary Enterprise of the Chukotka Autonomous Okrug, or

  "CUE", to repurchase the 2,292,348 shares of CMGC currently held by CUE, representing 25.01% of CMGC's outstanding share capital, for gross consideration of $335.4 million, including transaction costs. The excess of the consideration paid over the carrying value of the non-controlling interest, was recorded as a reduction of contributed surplus in the amount of $92.9 million.

(iii) Acquisition of Red Back Mining Inc.

  On September 17, 2010 (the "acquisition date"), Kinross completed its acquisition of Red Back Mining Inc. ("Red Back") through a plan of arrangement, whereby Kinross acquired all of the issued and outstanding common shares of Red Back that it did not already own. As a result of this acquisition, the Company expanded operations into West Africa. In Ghana, the Company holds a 90% interest in the Chirano Gold Mine with the Government of Ghana having the right to the remaining 10% interest. In Mauritania, the Company holds a 100% interest in the Tasiast Mine. Total consideration for the acquisition was approximately $8,720.4 million, including the fair value of the previously owned interest of $789.6 million.

  Red Back shareholders received 1.778 Kinross common shares, plus 0.11 of a Kinross common share purchase warrant for each Red Back common share held. As a result of the transaction, Kinross issued 416.4 million common shares and 25.8 million common share purchase warrants. The Company also issued 8.7 million fully vested replacement options to acquire Kinross common shares to previous Red Back option holders.

  As the purchase is a business combination, with Kinross being the acquirer, results of operations of Red Back have been consolidated with those of Kinross commencing on the acquisition date.

  Total consideration paid of $8,720.4 million was calculated as follows:

Common shares issued (416.4 million)	$7,678.3
Fair value of warrants issued (25.8 million)	161.3
Fair value of options issued (8.7 million)	91.2
Shares previously acquired	789.6

Total Purchase Price	$8,720.4

  In finalizing the purchase price allocation during the second quarter of 2011, the Company adjusted the preliminary purchase price allocation as set out below. The adjustments recorded resulted in an increase to goodwill of $272.0 million from the amount previously reported.

  The following table sets forth the final allocation of the purchase price to assets and liabilities acquired.

Red Back Purchase Price Allocation	Preliminary	Adjustments	Final

Cash and cash equivalents	$742.6	$-	$742.6
Accounts receivable and other assets	27.0	-	27.0
Inventories	115.2	(3.4)	111.8
Property, plant and equipment (including mineral interests)	3,527.1	(321.7)	3,205.4
Accounts payable and accrued liabilities	(103.4)	2.6	(100.8)
Deferred tax liabilities	(752.0)	69.0	(683.0)
Provisions	(11.8)	(5.9)	(17.7)
Other long-term liabilities	(22.5)	(12.5)	(35.0)
Non-controlling interest	(68.8)	(0.1)	(68.9)
Goodwill	5,267.0	272.0	5,539.0

Total Purchase Price	$8,720.4	$-	$8,720.4

  As a result of reflecting the final purchase price adjustments retrospectively, the consolidated statements of operations for the year ended December 31, 2010 and the three months ended March 31, 2011 have been recast.

  For the year ended December 31, 2010, production costs and depreciation, amortization and depletion increased by $2.0 million and $17.4 million, respectively; whereas income tax expense, finance expense, and income attributable to non-controlling interests decreased by $5.7 million, $0.1 million, and $1.0 million, respectively. As a result, net earnings attributed to common shareholders decreased by $12.6 million.

  At December 31, 2010, inventories, property, plant and equipment, accounts payable and accrued liabilities, deferred tax liabilities, and non-controlling interest decreased by $5.4 million, $338.0 million, $2.7 million, $74.7 million, and $0.9 million, respectively; whereas goodwill, provisions, and other long-term liabilities increased by $272.0 million, $7.0 million, and $12.5 million, respectively. As a result, accumulated deficit increased by $12.6 million.

  During the three months ended March 31, 2011, production costs, depreciation, amortization and depletion, and finance expense increased by $0.9 million, $7.4 million, and $0.2 million, respectively; whereas income tax expense and income attributable to non-controlling interests decreased by $2.4 million and $0.7 million, respectively. As a result, net earnings attributed to common shareholders decreased by $5.4 million.

  As at March 31, 2011, inventories, property, plant and equipment, accounts payable and accrued liabilities, deferred tax liabilities, and non-controlling interest decreased by $6.3 million, $345.4 million, $2.7 million, $77.1 million, and $1.6 million, respectively; whereas goodwill, provisions, and other long-term liabilities increased by $272.0 million, $7.2 million, and $12.5 million, respectively. As a result, retained earnings decreased by $18.0 million.

    Pro forma Information

    Basis of Presentation

  The following unaudited pro forma results of operations, prepared in accordance with IFRS, have been prepared as if the Red Back acquisition had occurred at January 1, 2010. The unaudited pro forma consolidated financial statement information is not intended to be indicative of the results that would actually have occurred, or the results expected in future periods, had the events reflected herein occurred on the dates indicated. Any potential synergies that may be realized and integration costs that may be incurred have been excluded from the unaudited pro forma financial statement information, including Red Back transaction costs.

    Pro Forma Assumptions and Adjustments

  Certain adjustments have been reflected in this unaudited pro forma consolidated statement of operations to illustrate the effects of purchase accounting where the impact could be reasonably estimated.

a)
To increase depreciation expense to reflect depreciation of the fair value increment on property, plant, and equipment (including mineral interests).

b)
To expense exploration costs that had been deferred in accordance with the Company's E&E policy under IFRS.

c)
To adjust accretion on asset retirement obligations for the period prior to acquisition to reflect the impact of IFRS.

d)
To record the tax effect all the above listed adjustments.
(Unaudited and Expressed in millions of United States dollars)	Year ended December 31, 2010

Revenue	$3,337.9

Net Earnings	839.9

7. CONSOLIDATED FINANCIAL STATEMENT DETAILS

Consolidated Balance Sheets

i.  Cash and cash equivalents:

	June 30, 2011	December 31, 2010	January 1, 2010

Cash on hand and balances with banks	$622.6	$873.3	$352.8
Short-term deposits	457.7	593.3	244.6

	$1,080.3	$1,466.6	$597.4

ii. Accounts receivable and other assets:

	June 30, 2011	December 31, 2010	January 1, 2010

Trade receivables	$21.0	$24.3	$9.9
Taxes recoverable	15.3	14.7	6.2
Prepaid expenses	130.4	45.0	26.7
VAT receivable	150.8	119.6	61.0
Note receivable (a)	70.0	70.0	-
Other	65.5	55.8	31.7

	$453.0	$329.4	$135.5

(a)
The note receivable is due from Harry Winston and matures on August 25, 2011. The note bears interest at a rate of 5% per annum and can be satisfied in cash or, subject to certain limitations, shares issued by Harry Winston to Kinross.

iii. Inventories:

	June 30, 2011	December 31, 2010	January 1, 2010

Ore in stockpiles (a)	$150.8	$144.3	$120.5
Ore on leach pads (b)	148.2	113.3	44.3
In-process	40.1	38.9	26.1
Finished metal	67.8	81.1	80.6
Materials and supplies	432.6	457.2	395.1

	839.5	834.8	666.6
Long-term portion of ore in stockpiles and ore on leach pads (a),(b)	(110.6)	(103.2)	(112.2)

	$728.9	$731.6	$554.4

(a)
Ore in stockpiles relates to the Company's operating mines. Ore in stockpiles includes low-grade material not scheduled for processing within the next twelve months which is included in deferred charges and other long-term assets on the consolidated balance sheet. See deferred charges and other long-term assets, Note 7(viii).

(b)
Ore on leach pads relates to the Company's Maricunga, Tasiast, Fort Knox, and 50% owned Round Mountain mines. Based on current mine plans, the Company expects to place the last tonne of ore on its leach pads at Maricunga in 2026, Tasiast in 2026, Fort Knox in 2021, and 50% owned Round Mountain in 2017. Ore on leach pads includes material not scheduled for processing within the next twelve months which is included in deferred charges and other long-term assets on the consolidated balance sheet. See deferred charges and other long-term assets, Note 7(viii).

iv. Property, plant and equipment:

		Mineral Interests(b)
	Land, plant and equipment	Development and operating properties	Pre- development properties	Total

Cost
Balance, at January 1, 2011(c)	$3,236.3	$6,426.5	$527.5	$10,190.3
Additions	408.5	265.0	5.5	679.0
Acquisitions	-	-	3.8	3.8
Capitalized interest	-	3.2	-	3.2
Disposals	(2.4)	-	-	(2.4)
Other	1.0	1.0	(3.6)	(1.6)

Balance at June 30, 2011	3,643.4	6,695.7	533.2	10,872.3

Accumulated depreciation, amortization and impairment
Balance, at January 1, 2011 (c)	$(1,315.2)	$(990.5)	$-	$(2,305.7)
Depreciation, depletion and amortization	(130.9)	(169.7)	-	(300.6)
Disposals	2.3	0.6	-	2.9
Other	(0.4)	(2.7)	-	(3.1)

Balance at June 30, 2011	(1,444.2)	(1,162.3)	-	(2,606.5)

Net book value	$2,199.2	$5,533.4	$533.2	$8,265.8

Amount included in above:
Assets under construction	677.5	294.8	8.4	980.7

Net book value of Finance leases	17.5	-	-	17.5

Assets not being depreciated(a)	757.3	2,089.5	533.2	3,380.0

(a)
Assets not being depreciated relate to land, capitalized exploration and evaluation costs, assets under construction, which are the construction of expansion projects, assets paid for but not received, and other assets that are in various stages of being readied for use.

(b)
The significant Development and operating properties include Fort Knox, Round Mountain, Paracatu, La Coipa, Maricunga, Crixás, Kupol, Kettle River-Buckhorn, Tasiast, Chirano, Fruta Del Norte, and Lobo-Marte. The significant pre-development properties include Dvoinoye and White Gold.

(c)
The balance at January 1, 2011 has been recast as a result of finalizing the Red Back purchase price allocation. See Note 6(iii).

		Mineral Interests(b)
	Land, plant and equipment	Development and operating properties	Pre-development properties	Total

Cost
Balance, at January 1, 2010	$2,538.3	$2,411.6	$1,364.3	$6,314.2
Additions	352.8	315.0	49.2	717.0
Acquisitions(c)	353.5	2,866.6	491.4	3,711.5
Capitalized interest	-	1.1	-	1.1
Disposals	(9.9)	-	(545.2)	(555.1)
Transfers	-	832.2	(832.2)	-
Other	1.6	-	-	1.6

Balance at December 31, 2010(c)	$3,236.3	$6,426.5	$527.5	$10,190.3

Accumulated depreciation, amortization and impairment
Balance, at January 1, 2010	$(1,101.3)	$(376.2)	$-	$(1,477.5)
Depreciation, depletion and amortization(c)	(208.7)	(334.6)	-	(543.3)
Impairment loss	-	-	(290.7)	(290.7)
Disposals	6.5	-	-	6.5
Transfers	-	(290.7)	290.7	-
Other	(11.7)	11.0	-	(0.7)

Balance at December 31, 2010(c)	$(1,315.2)	$(990.5)	$-	$(2,305.7)

Net book value	$1,921.1	$5,436.0	$527.5	$7,884.6

Amounts included in above:
Assets under construction
January 1, 2010	$614.3	$79.8	$-	$694.1
December 31, 2010	$431.6	$116.2	$-	$547.8

Net book value of Finance leases
January 1, 2010	$32.1	$-	$-	$32.1
December 31, 2010	$23.3	$-	$-	$23.3

Assets not being depreciated(a)
January 1, 2010	$632.6	$453.6	$1,364.3	$2,450.5
December 31, 2010(c)	$528.4	$1,937.3	$527.5	$2,993.2

(a)
Assets not being depreciated relate to land, capitalized exploration and evaluation costs, assets under construction, which are the construction of expansion projects, assets paid for but not received, and other assets that are in various stages of being readied for use.

(b)
The significant Development and operating properties include Fort Knox, Round Mountain, Paracatu, La Coipa, Maricunga, Crixás, Kupol, Kettle River-Buckhorn, Tasiast, Chirano, and Lobo-Marte. The significant pre-development properties include Dvoinoye and White Gold. The significant pre-development properties included Dvoinoye, White Gold and Fruta Del Norte at January 1, 2010. Fruta Del Norte was transferred from pre-development properties to development and operating properties as at the end of 2010.

(c)
Balances have been recast as a result of the finalization of the Red Back purchase price allocation. See Note 6(iii).

  Capitalized interest relates to capital expenditures at Fort Knox and Round Mountain and had a weighted average rate of 2.4% and 4.7% during the three and six months ended June 30, 2011 and 2010.

  At June 30, 2011, $1,312.6 million of exploration and evaluation ("E&E") assets were included in Mineral Interests (December 31, 2010 - $1,266.2 million). During the six months ended June 30, 2011, the Company acquired $3.8 million of E&E assets, capitalized $46.2 million in E&E costs and transferred $nil from E&E assets to capitalized development.

  During the year ended December 31, 2010, the Company acquired $1,230.1 million of E&E assets, capitalized $49.2 million in other E&E costs and transferred $541.5 million from E&E assets to capitalized development. The Company did not recognize any property, plant and equipment impairment as at June 30, 2011 (December 31, 2010 - $290.7).

  During the three and six months ended June 30, 2011, the Company expensed $3.4 million and $6.4 million (three and six months ended June 30, 2010 - $7.3 million and $13.1 million, respectively) of exploration and evaluation expenditures, respectively, and had cash expenditures for exploration and evaluation included in investing cash flows of $28.0 million and $52.6, respectively, (three and six months ended June 30, 2010 - $16.9 million and $31.3 million, respectively), in respect of pre-development properties.

  The following table shows capitalized stripping costs included in development and operating properties for the six months ended June 30, 2011 and the year ended December 31, 2010:

	Six months ended June 30, 2011							Year ended December 31, 2010
	Round Mountain	Fort Knox	La Coipa	Maricunga	Chirano	Tasiast	Total	Round Mountain	Fort Knox	Maricunga	Chirano	Total

Balance at January 1	$78.2	$58.9	$-	$5.8	$2.4	$-	$145.3	$67.9	$50.0	$-	$-	$117.9
Additions	0.2	26.7	2.8	25.5	7.4	8.7	71.3	18.8	34.0	5.8	2.4	61.0
Amortization	(7.0)	(9.3)	-	(0.8)	(1.7)	-	(18.8)	(8.5)	(25.1)	-	-	(33.6)

Balance at end of period	$71.4	$76.3	$2.8	$30.5	$8.1	$8.7	$197.8	$78.2	$58.9	$5.8	$2.4	$145.3

v. Goodwill:

  The Goodwill allocated to the Company's CGUs and included in the respective operating segment assets is shown in the table below:

	Round Mountain	Paracatu	La Coipa	Kettle River- Buckhorn	Kupol	Maricunga	Crixás	Tasiast (c)	Chirano (c)	Other Operations	Total

Cost
Balance at January 1. 2011	$145.9	$164.9	$190.3	$20.9	$827.2	$396.1	$80.5	$4,620.4	$918.6	$282.2	$7,647.0
Acquisitions	-	-	-	-	-	-	-	-	-	-	-
Disposals	-	-	-	-	-	-	-	-	-	-	-

Balance at June 30, 2011	$145.9	$164.9	$190.3	$20.9	$827.2	$396.1	$80.5	$4,620.4	$918.6	$282.2	$7,647.0

Accumulated impairment
Balance, at January 1, 2011	$(87.2)	$(99.4)	$(65.9)	$-	$(668.4)	$(220.2)	$(42.5)	$-	$-	$(105.5)	$(1,289.1)
Impairment loss	-	-	-	-	-	-	-	-	-	-	-
Disposals	-	-	-	-	-	-	-	-	-	-	-

Balance at June 30, 2011	$(87.2)	$(99.4)	$(65.9)	$-	$(668.4)	$(220.2)	$(42.5)	$-	$-	$(105.5)	$(1,289.1)

Net book value	$58.7	$65.5	$124.4	$20.9	$158.8	$175.9	$38.0	$4,620.4	$918.6	$176.7	$6,357.9

	Round Mountain	Paracatu	La Coipa	Kettle River- Buckhorn	Kupol	Maricunga	Crixás	Tasiast (c)	Chirano (c)	Other Operations (a)(b)	Total

Cost
Balance at January 1, 2010	$145.9	$164.9	$190.3	$20.9	$827.2	$396.1	$80.5	$-	$-	$643.2	$2,469.0
Acquisitions(c)	-	-	-	-	-	-	-	-	-	5,267.0	5,267.0
Purchase price allocation (c)	-	-	-	-	-	-	-	4,620.4	918.6	(5,267.0)	272.0
Disposals	-	-	-	-	-	-	-	-	-	(361.0)	(361.0)

Balance at December 31, 2010	$145.9	$164.9	$190.3	$20.9	$827.2	$396.1	$80.5	$4,620.4	$918.6	$282.2	$7,647.0

Accumulated impairment
Balance at January 1, 2010	$(87.2)	$(99.4)	$(65.9)	$-	$(668.4)	$(220.2)	$(42.5)	$-	$-	$(105.5)	$(1,289.1)
Impairment loss	-	-	-	-	-	-	-	-	-	-	-
Disposals	-	-	-	-	-	-	-	-	-	-	-

Balance at December 31, 2010	$(87.2)	$(99.4)	$(65.9)	$-	$(668.4)	$(220.2)	$(42.5)	$-	$-	$(105.5)	$(1,289.1)

Net book value	$58.7	$65.5	$124.4	$20.9	$158.8	$175.9	$38.0	$4,620.4	$918.6	$176.7	$6,357.9

(a)
At January 1, 2010, other operations include goodwill related to Quebrada Seca with a net book value of $168.8 million, Jiboia with a net book value of $7.9 million, and Cerro Casale with a net book value of $361.0 million.

(b)
On March 31, 2010, the Company disposed of one-half of its interest in the Cerro Casale project. As a result, goodwill was reduced by $361.0 million which represents the entire goodwill previously allocated to Cerro Casale. As the Company continues to retain a 25% interest in the project, one-half of the goodwill balance previously allocated, amounting to $180.5 million, now forms part of the carrying value of the investment in the Cerro Casale project.

(c)
On September 17, 2010, the Company acquired all of the outstanding common shares of Red Back that it did not previously own. Until the finalization of the purchase price allocation, preliminary goodwill was recorded in Other Operations. At June 30, 2011, the goodwill determined in the final purchase price allocation of $5,539.0 million was allocated among the Tasiast and Chirano properties. See note 6(iii)

vi. Long-term investments:

     Unrealized gains and losses on investments classified as available-for-sale investments are recorded in OCI as follows:

	June 30, 2011		December 31, 2010		January 1, 2010
	Fair Value	Gains (losses) in AOCI	Fair Value	Gains (losses) in AOCI	Fair Value	Gains (losses) in AOCI

Securities in an unrealized gain position	$81.6	$37.3	$203.3	$71.9	$115.1	$50.4
Securities in an unrealized loss position	22.8	(5.4)	0.5	(0.8)	42.7	(4.9)

	$104.4	$31.9	$203.8	$71.1	$157.8	$45.5

vii. Accounts payable and accrued liabilities:

	June 30, 2011	December 31, 2010	January 1, 2010

Trade payables	$134.2	$150.6	$92.5
Accrued liabilities	243.3	203.9	150.9
Employee related accrued liabilities	57.7	54.5	44.2

	$435.2	$409.0	$287.6

viii. Deferred charges and other long-term assets:

	June 30, 2011	December 31, 2010	January 1, 2010

Long-term ore in stockpiles and on leach pads (a)	$110.6	$103.2	$112.2
Deferred charges, net of amortization	12.4	0.9	1.3
Long-term receivables	51.6	52.7	42.8
Advances on the purchase of capital equipment	76.2	23.2	-
Other	26.5	24.6	2.1

	$277.3	$204.6	$158.4

(a)
Ore in stockpiles and on leach pads represents low-grade material not scheduled for processing within the next twelve months. Long-term ore in stockpiles is at the Company's Fort Knox, Kupol, and Paracatu mines. Long-term ore on leach pads is at the Company's 50% owned Round Mountain mine.

ix. Non-controlling interest:

	Kupol (a)(b)	Chirano (c)	Total

Balance at January 1, 2010	$128.6	$-	$128.6
Addition upon acquisition(a)	-	68.9	68.9
Share of net earnings	110.2	2.2	112.4
Dividends paid	(47.7)	-	(47.7)

Balance at December 31, 2010	191.1	71.1	262.2

Share of net earnings	51.4	3.4	54.8
Dividends paid	-	-	-
Acquisition of CMGC 25% non-controlling interest (b)	(242.5)	-	(242.5)

Balance at June 30, 2011	$-	$74.5	$74.5

(a)
Amount has been recast as a result of the finalization of the Red Back purchase price allocation. See Note 6(iii).

(b)
Represents non-controlling interest in CMGC. On April 27, 2011, Kinross acquired the remaining 25% of CMGC and thereby increased its ownership to 100%. See Note 6(ii).

(c)
Represents non-controlling interest in Chirano Gold Mines Limited.

     Consolidated Statements of Operations

x. Other income (expense) - net:

	Three months ended June 30,		Six months ended June 30,
	2011	2010	2011	2010

Gain (loss) on acquisition/disposition of assets and investments - net	$0.6	$(0.3)	$31.4	$78.4
Foreign exchange gains (losses)	6.7	(9.9)	21.5	(9.5)
Net non-hedge derivative gains	7.1	12.8	48.1	47.7
Working Interest in Diavik Diamond mine	-	(3.0)	-	(4.1)
Other	1.9	0.6	3.7	1.3

	$16.3	$0.2	$104.7	$113.8

xi. Gain (loss) on acquisition/disposition of assets and investments - net:

	Three months ended June 30,		Six months ended June 30,
	2011	2010	2011	2010

Assets:
Cerro Casale (a)	$-	$-	$-	$78.1
Investments:
Harry Winston (b)	-	-	30.9	-
Other investments	-	(0.3)	(0.9)	0.3
Other assets	0.6	-	1.4	-

	$0.6	$(0.3)	$31.4	$78.4

(a)
On March 31, 2010, the Company sold one-half of its interest in Cerro Casale.

(b)
On March 23, 2011, the Company sold its remaining interest in Harry Winston. See Note 6(i).

xii. Equity in gains (losses) of associates:

	Three months ended June 30,		Six months ended June 30,
	2011	2010	2011	2010

Cerro Casale (a)	$0.2	$(0.1)	$-	$(0.1)
Harry Winston Diamond Corporation (b)	-	(0.5)	-	(2.0)

	$0.2	$(0.6)	$-	$(2.1)

(a)
On March 31, 2010, the Company sold one-half of its interest in Cerro Casale. Subsequent to the disposition, the Company continues to hold a 25% interest in the project and the investment is accounted for under the equity method.

(b)
On July 28, 2010, the Company sold its original investment in Harry Winston.

xiii. Finance expense:

	Three months ended June 30,		Six months ended June 30,
	2011	2010	2011	2010

Accretion on reclamation and remediation obligation	$5.5	$3.4	$10.7	$6.8
Interest expense (a)	10.6	12.7	21.8	26.1

	$16.1	$16.1	$32.5	$32.9

(a)
During the three and six months ended June 30, 2011, $2.9 million and $3.2 million (three and six months ended June 30, 2010 - $0.2 million and $0.2 million), respectively, of interest was capitalized to property, plant and equipment. See Note 7(iv).

8. ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)

	Investments (a)	Financial derivatives (b)	Total

Balance at January 1, 2010	$45.5	$(263.9)	$(218.4)
Other comprehensive income before tax	29.6	13.2	42.8
Tax	(4.0)	0.3	(3.7)

Balance at December 31, 2010	$71.1	$(250.4)	$(179.3)
Other comprehensive income before tax	(39.4)	144.7	105.3
Tax	0.2	(10.2)	(10.0)

Balance at June 30, 2011	$31.9	$(115.9)	$(84.0)

(a)
Balance at January 1, 2010 net of tax of $4.0 million

(b)
Balance at January 1, 2010 net of tax of $9.6 million

9. INVESTMENTS IN ASSOCIATES AND WORKING INTEREST

The carrying values of the Company's investments in associates as at June 30, 2011, December 31, 2010 and the transition date are as follows:

	Carrying Value
	June 30, 2011	December 31, 2010	January 1, 2010

Carrying Values
Cerro Casale (a)	$486.4	$467.5	$-
Harry Winston Diamond Corporation	-	-	41.3
Working interest in Diavik	-	-	109.4

	$486.4	$467.5	$150.7

(a)
At January 1, 2010, Cerro Casale was accounted for as a joint venture.

There are no publicly quoted market prices for Cerro Casale or for Diavik. The market value of the Company's investment in Harry Winston at January 1, 2010 was $146.0 million.

Contingent liabilities related to investments in associates are included in Note 18(ii).

Disclosures for the year ended December 31, 2010 for the Company's investments in associates are provided in Note 20(v) — Supplementary annual disclosure under IFRS.

10. FINANCIAL INSTRUMENTS

i.  Fair values of financial instruments

  Carrying values for primary financial instruments, including cash and cash equivalents, short-term investments and accounts receivable, accounts payable and accrued liabilities, approximate fair values due to their short-term maturities.

  Fair value estimates for derivative contracts are based on quoted market prices for comparable contracts and represent the amount the Company would have received from, or paid to, a counterparty to unwind the contract at the market rates in effect at the balance sheet date.

  The Company categorizes each of its fair value measurements in accordance with a fair value hierarchy. The fair value hierarchy establishes three levels to classify the inputs to valuation techniques used to measure fair value. Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities. Level 2 inputs are quoted prices in markets that are not active, quoted prices for similar assets or liabilities in active markets, inputs other than quoted prices that are observable for the asset or liability (for example, interest rate and yield curves observable at commonly quoted intervals, forward pricing curves used to value currency and commodity contracts and volatility measurements used to value option contracts), or inputs that are derived principally from or corroborated by observable market data or other means. Level 3 inputs are unobservable (supported by little or no market activity). The fair value hierarchy gives the highest priority to Level 1 inputs and the lowest priority to Level 3 inputs.

  Assets (liabilities) measured at fair value on a recurring basis as at June 30, 2011 include:

	Level 1	Level 2	Level 3	Aggregate Fair Value

Available-for-sale investments	$104.4	$-	$-	$104.4
Embedded derivatives	(23.6)	(10.6)	-	(34.2)
Derivative instruments	-	(119.8)	-	(119.8)

	$80.8	$(130.4)	$-	$(49.6)

  The valuation techniques that are used to measure fair value are as follows:

  Available-for-sale investments:

  The fair value of available-for-sale investments is determined based on a market approach reflecting the closing price of each particular security at the balance sheet date. The closing price is a quoted market price obtained from the exchange that is the principal active market for the particular security, and therefore available-for-sale investments are classified within Level 1 of the fair value hierarchy.

  Embedded derivatives:

  The Company determines the fair value of the embedded derivative related to its Canadian dollar denominated common share purchase warrants based on the closing price that is a quoted market price obtained from the exchange that is the principal active market for the warrants, and therefore is classified within Level 1 of the fair value hierarchy.

  The Company determines the fair value of the embedded derivative related to the conversion options on its convertible notes based on pricing models which use a number of observable market-determined variables. These embedded derivatives are classified within Level 2 of the fair value hierarchy.

  Derivative instruments:

  The fair value of derivative instruments is based on quoted market prices for comparable contracts and represents the amount the Company would have received from, or paid to, a counterparty to unwind the contract at the market rates in effect at the balance sheet dates and therefore derivative instruments are classified within Level 2 of the fair value hierarchy.

ii. Derivative instruments

	June 30, 2011		December 31, 2010		January 1, 2010
	Asset/ (Liability) Fair Value	AOCI (d)	Asset/ (Liability) Fair Value	AOCI (d)	Asset/ (Liability) Fair Value	AOCI (d)

Interest rate contracts

Interest rate swap (a)	$(2.6)	$(0.1)	$(4.4)	$(0.3)	$(8.3)	$(6.7)

Currency contracts

Foreign currency forward contracts (b)	77.9	55.9	55.0	39.9	38.1	27.2

Commodity contracts
Gold and silver forward contracts (a)	(196.4)	(172.6)	(333.7)	(291.3)	(332.8)	(285.3)
Gold contract related to Julietta sale	-	-	-	-	4.3	-
Energy forward contract (c)	1.1	0.9	1.7	1.3	1.3	0.9
Other contracts
Total return swap	0.2	-	-	-	(0.2)	-

	$(195.1)	$(171.7)	$(332.0)	$(290.0)	$(327.4)	$(284.4)

Canadian $ denominated common share purchase warrant liability	(23.6)	-	(48.4)	-	(83.6)	-
Conversion feature of convertible notes	(10.6)	-	(38.9)	-	(77.2)	-

Total all contracts	$(154.0)	$(115.9)	$(368.7)	$(250.4)	$(458.4)	$(263.9)

Unrealized fair value of derivative assets
Current	129.9		133.4		44.3
Non-current	12.1		2.6		1.9

	$142.0		$136.0		$46.2

Unrealized fair value of derivative liabilities
Current	(283.1)		(407.7)		(214.6)
Non-current	(12.9)		(97.0)		(290.0)

	$(296.0)		$(504.7)		$(504.6)

Total net fair value	$(154.0)		$(368.7)		$(458.4)

(a)
The entire amount recorded in AOCI will be reclassified to net earnings within the next 12 months as a result of settling the contracts.

(b)
Of the total amount recorded in AOCI, $47.4 million will be reclassified to net earnings within the next 12 months as a result of settling the contracts.

(c)
Of the total amount recorded in AOCI, $0.7 million will be reclassified to net earnings within the next 12 months as a result of settling the contracts.

(d)
AOCI refers to accumulated other comprehensive income (loss).

     Canadian $ denominated common share purchase warrant liability

  The Company's Canadian dollar denominated common share purchase warrants are considered derivative instruments and are measured at fair value on initial recognition and subsequently at each reporting date, with changes in fair value recognized in the consolidated statement of operations. For the three and six months ended June 30, 2011, the Company recognized a gain of $6.5 million and $24.8 million (three and six months ended June 30, 2010 - $1.3 million and $23.2 million, respectively) in the consolidated statement of operations, respectively.

    Senior convertible notes — conversion option

  The Company's option to settle its convertible notes in cash upon conversion is considered an embedded derivative which is recognized at fair value on initial recognition and subsequently at each reporting date with changes in the fair value recognized in the consolidated statement of operations. For the three and six months ended June 30, 2011, the Company recognized a gain of $1.9 million and $28.3 million (three and six months ended June 30, 2010 - $16.3 million and $35.3 million, respectively) in the consolidated statement of operations.

11. CAPITAL AND FINANCIAL RISK MANAGEMENT

The Company manages its capital to ensure that it will be able to continue to meet its financial and operational strategies and obligations, while maximizing the return to shareholders through the optimization of debt and equity financing. The Board of Directors has established a number of quantitative measures related to the management of capital. Management continuously monitors its capital position and periodically reports to the Board of Directors.

The Company is sensitive to changes in commodity prices, foreign exchange and interest rates. The Company manages its exposure to changes in currency exchange rates, energy and interest rates by periodically entering into derivative financial instrument contracts in accordance with the formal risk management policy approved by the Company's Board of Directors. The Company's policy is to not hedge metal sales. However in limited circumstances the Company may use derivative contracts to hedge against the risk of falling prices for a portion of its forecasted metal sales. The Company may also assume derivative contracts as part of a business acquisition or they may be required under financing arrangements.

The Company has gold and silver and interest rate derivative instruments acquired with the Bema acquisition, primarily related to Kupol financing requirements. All of the Company's hedges are cash flow hedges. The Company applies hedge accounting whenever hedging relationships exist and have been documented.

i.  Capital Management

  The Company's objectives when managing capital are to:

•
Ensure the Company has sufficient cash available to support the mining, exploration, and other areas of the business in any gold price environment;

•
Ensure the Company has the capital and capacity to support a long-term growth strategy;

•
Provide investors with a superior rate of return on their invested capital;

•
Ensure compliance with all bank covenant ratios; and

•
Minimize counterparty credit risk.

  Kinross adjusts its capital structure based on changes in forecasted economic conditions and based on its long term strategic business plan. Kinross has the ability to adjust its capital structure by issuing new equity, drawing on existing credit facilities, issuing new debt, and by selling or acquiring assets. Kinross can also control how much capital is returned to shareholders through dividends and share buybacks.

  The Company is not subject to any externally imposed capital restrictions.

  The Company's quantitative capital management objectives are largely driven by the requirements under its debt agreements and are noted in the tables below:

	June 30, 2011	December 31, 2010	January 1, 2010

Long-term debt	$415.0	$426.0	$475.8
Current portion of long-term debt	50.6	48.4	177.0
Total debt	465.6	474.4	652.8
Common shareholders' equity	15,011.3	14,531.1	5,527.7
Gross debt / common shareholders' equity ratio	3.1%	3.3%	11.8%
Company target	0 - 30%	0 - 30%	0 - 30%

Rolling 12 month EBITDA (a)	$1,823.1	$1,495.1	$1,193.4
Rolling 12 month cash interest expense (b)	48.5	49.7	36.3
Interest coverage ratio	37.6:1	30.1:1	32.9:1
Company target ratio	> 4.25:1	> 4.25:1	> 4.25:1

(a)
EBITDA is a defined term under the Company's current credit facility.

(b)
Interest expense includes interest expense included in finance expense on the consolidated statement of operations in addition to capitalized interest.

12. LONG-TERM DEBT AND CREDIT FACILITIES

			June 30, 2011				December 31, 2010		January 1, 2010
		Interest Rates	Nominal amount	Deferred Financing Costs	Carrying Amount (a)	Fair Value	Carrying Amount (a)	Fair Value	Carrying Amount (a)	Fair Value

Corporate revolving credit facility	(i)	Variable	$-	$-	$-	$-	$-	$-	$-	$-
Senior convertible notes	(iii)	1.75%	405.6	-	405.6	455.0	390.9	450.5	363.2	403.1
Kupol project loan	(iv)	Variable	-	-	-	-	-	-	158.4	157.9
Corporate term loan facility	(i)	Variable	40.9	(1.3)	39.6	39.6	56.8	57.1	92.0	92.6
Paracatu finance leases	(ii)	5.62%	17.5	-	17.5	18.2	22.3	23.2	31.8	32.2
Maricunga finance leases	(ii)	6.04%	-	-	-	-	-	-	0.2	0.2
Kettle River - Buckhorn finance leases	(ii)	7.70%	-	-	-	-	0.1	0.1	0.1	0.1
Crixás bank loan and other		Variable	2.9	-	2.9	2.9	4.3	4.3	7.1	7.1

			466.9	(1.3)	465.6	515.7	474.4	535.2	652.8	693.2
Less: current portion			(51.9)	1.3	(50.6)	(50.6)	(48.4)	(48.4)	(177.0)	(177.0)

Long-term debt			$415.0	$-	$415.0	$465.1	$426.0	$486.8	$475.8	$516.2

(a)
Includes transaction costs on debt financings.

i.  Corporate Revolving Credit and Term Loan Facilities

  In November 2009, the Company entered into an amended revolving credit facility which provides credit of $450.0 million on an unsecured basis and expires in November 2012. The term loan (corporate term loan facility) for the Paracatu property forms part of the amended revolving credit facility, and that credit will be available to the Company as the term loan is repaid.

  On June 17, 2010, the Company entered into a further amendment to increase availability under the facility to $600.0 million. On September 17, 2010, the revolving credit facility was further amended to add Mauritania, Ghana, and Cote d'Ivoire as permitted jurisdictions as a result of the Red Back acquisition. All other terms and conditions under the existing revolving credit facility remained unchanged.

  On March 31, 2011, the company entered into a further amendment to increase the availability under the facility to $1,200.0 million. The term of the facility was also extended from November 2012 to March 2015.

  As at June 30, 2011, the Company had drawn $73.8 million (December 31, 2010 - $87.7 million) on the amended revolving credit facility, including drawings for the Paracatu term loan and $32.9 million (December 31, 2010 - $28.6 million) for letters of credit.

  The amended revolving credit facility agreement contains various covenants including limits on indebtedness, asset sales and liens. Significant financial covenants include a minimum tangible net worth of $5,250.0 million and increasing by 50% of positive net income each quarter, starting with the quarter ending March 31, 2011, (previously $3,345.3 million starting September 30, 2009 and increasing by 50% of positive net income each quarter), an interest coverage ratio of at least 4.25:1, and net debt to EBITDA, as defined in the agreement, of no more than 3.5:1. The Company is in compliance with these covenants at June 30, 2011.

  Loan interest is variable, set at LIBOR plus an interest rate margin which is dependent on the ratio of the Company's net debt to EBITDA as defined in the agreement.

  The Company's current ratio of net debt to EBITDA, as defined in the agreement, is less than 1.00:1. At this ratio, interest charges are as follows:

Type of credit	Credit facility

Dollar based LIBOR loan	LIBOR plus 1.75%
Letters of credit	1.75%
Standby fee applicable to unused availability	0.44%

  Also in November 2009, the Company entered into a separate Letter of Credit guarantee facility with Export Development Canada for $125.0 million. Letters of credit guaranteed by this new facility are solely for reclamation liabilities at Fort Knox, Round Mountain, and Kettle River-Buckhorn. Fees related to letters of credit under this facility are 1.00% to 1.25%.

  On July 30, 2010, the Company entered into an amendment to increase the amount of the Letter of Credit guarantee facility from $125.0 million to $136.0 million. As at June 30, 2011, the amount outstanding under this facility was $135.2 million (December 31, 2010 - $135.1 million). All other terms and conditions under this agreement remain the same.

  In addition, at June 30, 2011, the Company had approximately $35.6 million (December 31, 2010 - $11.5 million) in letters of credit outstanding, in respect of its operations in Brazil. These letters of credit have been issued pursuant to arrangements with Brazilian and international banks.

ii. Finance Leases

  At June 30, 2011, the Company had equipment under finance leases totaling $17.5 million (December 31, 2010 - $22.4 million). Repayments on the finance leases end in 2013.

iii. Senior Convertible Notes

  In January 2008, the Company completed a public offering of $460.0 million senior convertible notes due March 15, 2028, each in the amount of one thousand dollars. The notes will pay interest semi-annually at a rate of 1.75% per annum. The notes will be convertible, at the holder's option, equivalent to a conversion price of $28.04 per share of common stock subject to adjustment. Kinross received net proceeds of $449.9 million from the offering of convertible notes, after payment of the commissions of the initial purchasers and expenses of the offering. The convertible notes are convertible into Kinross common shares at a fixed conversion rate, subject to certain anti-dilution adjustments, only in the event that (i) the market price of Kinross common shares exceeds 130% of the effective conversion price of the convertible notes, (ii) the trading price of the convertible notes falls below 98% of the amount equal to Kinross' then prevailing common share price, times the applicable conversion rate, (iii) the convertible notes are called for redemption, (iv) upon the occurrence of specified corporate transactions or (v) if Kinross common shares cease to be listed on a specified stock exchange or eligible for trading on an over-the-counter market. The convertible notes will also be convertible on and after December 15, 2027. The convertible senior notes are redeemable by the Company, in whole or part, for cash at any time on or after March 20, 2013, at a redemption price equal to par plus accrued and unpaid interest, if any, to the redemption date. Holders of the convertible notes will have the right to require Kinross to repurchase the convertible notes on March 15, 2013, 2018 and 2023, and, on or prior to March 20, 2013, upon certain fundamental changes. The redemption price will be equal to 100% of the principal amount of the convertible notes plus accrued and unpaid interest to the redemption date, if any.

iv. Kupol Project Financing

  The Kupol project financing loan was repaid in full in December 2010.

13. PROVISIONS

	Reclamation and remediation	Other	Total

Balance, at January 1, 2011 (a)	$555.4	$45.8	601.2
Additions	10.7	2.0	12.7
Reductions	-	(0.2)	(0.2)
Reclamation spending	(5.0)	-	(5.0)
Accretion	10.7	-	10.7

Balance, at June 30, 2011	571.8	47.6	619.4

Current portion	20.7	-	20.7
Non-current portion	551.1	47.6	598.7

	$571.8	$47.6	$619.4

(a)
The balance at January 1, 2011 has been recast as a result of the finalization of the Red Back purchase price allocation. See note 6(iii).

i.  Reclamation and Remediation

  The Company conducts its operations so as to protect the public health and the environment, and to comply with all applicable laws and regulations governing protection of the environment. Reclamation and remediation obligations arise throughout the life of each mine. The Company estimates future reclamation costs based on the level of current mining activity and estimates of costs required to fulfill the Company's future obligation. The above table details the items that affect the reclamation and remediation obligations.

  Regulatory authorities in certain jurisdictions require that security be provided to cover the estimated reclamation and remediation obligations. As at June 30, 2011, letters of credit totaling $155.5 million (December 31, 2010 - $155.4 million) had been issued to various regulatory agencies to satisfy financial assurance requirements for this purpose. The letters of credit were issued against the Company's Letter of Credit guarantee facility with Export Development Canada and the revolving credit facility. The Company believes it is in compliance with all applicable requirements under these facilities.

14. COMMON SHARE CAPITAL AND COMMON SHARE PURCHASE WARRANTS

i.  Common shares

  The authorized share capital of the Company is comprised of an unlimited number of common shares without par value. A summary of common share transactions for the six months ended June 30, 2011 and year ended December 31, 2010 is as follows:

	Six months ended June 30, 2011		Year ended December 31, 2010
	Number of shares (000's)	Amount ($ millions)	Number of shares (000's)	Amount ($ millions)

Common shares
Balance at January 1,	1,133,295	$14,414.2	696,027	$6,377.4
Issued (cancelled):
On acquisition of properties	223	3.8	-	-
On acquisition of Underworld	-	-	6,501	117.7
On acquisition of Dvoinoye	-	-	10,558	173.9
On acquisition of Red Back	-	-	416,358	7,678.3
Under employee share purchase plan	204	3.1	304	5.1
Under stock option and restricted share plan	1,141	21.6	1,152	20.8
Under Aurelian options	279	4.2	316	4.6
Under Bema options	22	0.3	11	0.1
Under Underworld options	-	-	214	3.8
Under Red Back options	876	16.8	1,632	30.1
Conversions:
Bema warrants	111	1.6	222	2.4

Balance at end of period	1,136,151	$14,465.6	1,133,295	$14,414.2

Common share purchase warrants (a)
Balance at January 1,	50,262	$162.2	24,725	$1.9
On acquisition of Red Back	-	-	25,759	161.3
Conversion of warrants	(111)	(0.2)	(222)	(1.0)
Expiry of warrants	-	-	-	-

Balance, at end of period	50,151	$162.0	50,262	$162.2

Total common share capital and common share purchase warrants		$14,627.6		$14,576.4

(a)
Amount includes only the value of the U.S. $ denominated warrants. Canadian $ denominated warrants are considered an embedded derivative and classified as a liability (see Note 10).

i.  Dividends on Common shares

  The following summarizes dividends paid during the six months ended June 30, 2011. There were no dividends declared but unpaid at June 30, 2011.

  On August 10, 2011, the Board of Directors declared a cash dividend of $0.06 per common share to shareholders of record on September 23, 2011.

	Per share	Amount ($ millions)

Dividends paid during the period	$0.05	$56.8

ii. Common share purchase warrants

  The Company has issued both Canadian $ denominated and U.S. $ denominated common share purchase warrants.

    (a)  Canadian $ denominated common share purchase warrants

  A summary of the status of the common share purchase warrants and changes during the six months ended June 30, 2011 are as follows:

	Share equivalents of warrants (000's)	Weighted average exerise price (CDN$)

Balance, January 1, 2011	24,392	$30.17
Issued	-	-
Exercised	-	-

Balance at June 30, 2011	24,392	$30.17

  These Canadian $ denominated common share purchase warrants are accounted for as an embedded derivative and classified as a liability (see Note 10).

    (b)  U.S. $ denominated common share purchase warrants

  A summary of the status of the common share purchase warrants and changes during the six months ended June 30, 2011 is as follows:

	Share equivalents of warrants (000's)	Weighted average exerise price ($)

Balance, January 1, 2011	25,870	$21.26
Issued	-	-
Exercised	(111)	12.89

Balance at June 30, 2011	25,759	$21.30

15. SHARE-BASED PAYMENTS

i.  Stock option plan

     The following table summarizes information about the stock options outstanding and exercisable at June 30, 2011:

Canadian $ denominated options

	Six months ended June 30, 2011
	Number of options (000's)	Weighted average exercise price (CDN$)

Balance at January 1	15,246	$14.86
Granted	1,919	16.14
Exercised	(1,423)	7.81
Forfeited	(225)	18.43
Expired	(4)	12.73

Outstanding at end of period	15,513	$15.62

  The following weighted average assumptions were used in computing the fair value of stock options granted during the six months ended June 30, 2011:

2011

Black-Scholes weighted-average assumptions
Weighted average shareprice	$16.14
Expected dividend yield	0.62%
Expected volatility	38.6%
Risk-free interest rate	2.6%
Estimated forfeiture rate	3.0%
Expected option life in years	4.5

Weighted average fair value per stock option granted CDN$	$5.46

  The expected volatility used in the Black-Scholes option pricing model is based on the historical volatility of the Company's shares.

ii. Restricted share unit plan

	Six months ended June 30, 2011
	Number of units (000's)	Weighted average exercise price (CDN$)

Balance, January 1	2,132	$20.44
Granted	1,464	16.09
Reinvested	8	18.01
Redeemed	(857)	21.32
Forfeited	(167)	18.79

Outstanding at end of period	2,580	$17.78

iii. Restricted performance share unit plan

	Six months ended June 30, 2011
	Number of units (000's)	Weighted average exercise price (CDN$)

Balance, January 1	223	$19.94
Granted	394	16.07
Reinvested	2	17.66
Redeemed	(38)	18.31
Forfeited	(27)	17.76

Outstanding at end of period	554	$17.40

iv. Deferred share unit plan

Six months ended June 30 2011

DSUs granted (000's)	29
Weighted average grant-date fair value per unit (CDN$)	$15.29

  There were 284,500 DSUs outstanding, for which the Company had recognized a liability of $4.5 million, as at June 30, 2011.

v. Employee share purchase plan

Six months ended June 30, 2011

Common shares issued (000's)	204
Average price of shares issued	$15.41

16. EARNINGS PER SHARE

	Three months ended June 30,		Six months ended June 30,
(Number of common shares in thousands)	2011	2010	2011	2010

Basic weighted average shares outstanding:	1,135,778	698,843	1,134,906	697,621
Weighted average shares dilution adjustments:
Dilutive stock options (a)	2,379	1,183	2,761	1,226
Restricted shares	2,665	2,224	2,560	2,101
Performance shares	551	255	450	195
Common share purchase warrants (a)	10	79	16	128

Diluted weighted average shares outstanding	1,141,383	702,584	1,140,693	701,271

Weighted average shares dilution adjustments - exclusions: (b)
Stock options	10,801	5,667	8,046	5,722
Common share purchase warrants	50,152	24,393	50,152	24,393
Convertible notes	29,932	16,152	29,037	16,152

(a)
Dilutive stock options and warrants were determined using the Company's average share price for the period. For the three and six months ended June 30, 2011 and 2010 the average share price used was $15.37 and $15.84 (2010: $17.86 and $18.00 per share, respectively), respectively.

(b)
These adjustments were excluded, as they were anti-dilutive.

17. SEGMENTED INFORMATION

The Company operates primarily in the gold mining industry and its major product is gold. Its activities include gold production, acquisition, exploration and development of gold properties. The Company's primary mining operations are in the United States, the Russian Federation, Brazil, Ecuador, Chile, Ghana and Mauritania.

The reportable segments are those operations whose operating results are reviewed by the Chief Executive Officer to make decisions about resources to be allocated to the segment and assess its performance provided those operations pass certain quantitative thresholds. Operations whose revenues, earnings or losses or assets exceed 10% of the total consolidated revenue, earnings or losses or assets are reportable segments.

In order to determine reportable operating segments, management reviewed various factors, including geographical location and managerial structure. It was determined by management that a reportable operating segment consists of an individual mining property managed by a single general manager and management team. Certain properties that are in development or have not reached commercial production levels are considered reportable segments because they have reached quantitative thresholds. These have been identified as non-operating segments. There are no material intersegment transactions.

Non-mining and other operations are reported in Corporate and other.

i.  Operating segments

     The following tables set forth operating results by reportable segment for the following periods:

	Operating segments										Non-operating segments (a)
Three months ended June 30, 2011:	Fort Knox	Round Mountain	Paracatu	La Coipa	Maricunga	Crixás	Kupol	Kettle River- Buckhorn	Tasiast	Chirano	Fruta del Norte	Corporate and other (b)	Total

Revenue
Metal sales	$117.4	71.4	144.2	70.9	95.5	24.2	239.7	68.9	70.1	85.5	-	-	$987.8
Cost of sales
Production costs	52.4	34.7	77.1	40.5	26.2	13.6	69.1	18.3	33.6	37.1	-	-	402.6
Depreciation, depletion and amortization	17.2	7.2	14.3	8.1	7.1	3.6	37.0	20.0	14.5	19.3	-	1.6	149.9

Total Cost of sales	69.6	41.9	91.4	48.6	33.3	17.2	106.1	38.3	48.1	56.4	-	1.6	552.5

Gross Profit	$47.8	29.5	52.8	22.3	62.2	7.0	133.6	30.6	22.0	29.1	-	(1.6)	$435.3

Other operating costs (income)	0.1	-	1.7	-	-	1.3	0.1	(0.8)	0.9	0.8	0.1	6.2	10.4
Exploration and business development	2.5	0.1	0.1	0.8	-	0.5	0.4	1.7	2.5	1.9	0.5	15.8	26.8
General and administrative	-	-	0.7	-	-	-	0.1	-	-	-	-	39.3	40.1

Operating earnings (loss)	$45.2	29.4	50.3	21.5	62.2	5.2	133.0	29.7	18.6	26.4	(0.6)	(62.9)	$358.0

Other income (expense) - net													16.3
Equity in losses of associates													0.2
Finance income													1.7
Finance expense													(16.1)

Earnings before taxes													$360.1

	Operating segments										Non-operating segments (a)
Three months ended June 30, 2010:	Fort Knox	Round Mountain	Paracatu	La Coipa	Maricunga	Crixás	Kupol	Kettle River- Buckhorn	Tasiast	Chirano	Fruta del Norte	Corporate and other (b)	Total

Revenue
Metal sales	$98.3	55.0	143.5	46.7	50.8	21.0	217.1	64.2	-	-	-	-	$696.6
Cost of sales
Production Cost	51.6	24.8	62.7	31.8	29.3	8.8	63.0	16.4	-	-	-	-	288.4
Depreciation, depletion and amortization	11.3	4.2	16.7	8.7	4.0	3.6	42.6	24.6	-	-	0.2	1.0	116.9
Impairment charge	-	-	-	-	-	-	-	-	-	-	-	-	-

Total Cost of sales	$62.9	29.0	79.4	40.5	33.3	12.4	105.6	41.0	-	-	0.2	1.0	405.3

Gross Profit	35.4	26.0	64.1	6.2	17.5	8.6	111.5	23.2	-	-	(0.2)	(1.0)	$291.3

Other operating costs	-	(0.3)	(1.3)	0.1	0.3	(0.1)	0.2	(0.8)	-	-	(0.2)	1.6	(0.5)
Exploration and business development	0.4	0.1	-	0.3	-	-	0.4	1.9	-	-	-	16.2	19.3
General and administrative	-	-	-	-	-	-	0.1	-	-	-	0.1	32.7	32.9

Operating earnings (loss)	$35.0	26.2	65.4	5.8	17.2	8.7	110.8	22.1	-	-	(0.1)	(51.5)	$239.6

Other income - net													0.2
Equity in losses of associates													(0.6)
Finance income													0.7
Finance expense													(16.1)

Earnings before taxes													$223.8

(a)
Non-operating segments include development properties.

(b)
Includes corporate, shutdown and other non-operating assets (including Dvoinoye, Lobo-Marte, and White Gold).

	Operating segments										Non-operating segments (a)
Six months ended June 30, 2011:	Fort Knox	Round Mountain	Paracatu	La Coipa	Maricunga	Crixás	Kupol	Kettle River- Buckhorn	Tasiast	Chirano	Fruta del Norte	Corporate and other (c)	Total

Revenue
Metal sales	$207.1	129.5	294.4	150.9	175.2	43.1	465.3	135.3	141.7	182.3	-	-	$1,924.8
Cost of sales
Production costs	93.0	67.6	151.6	78.0	53.1	23.7	134.6	36.2	60.2	86.2	-	-	784.2
Depreciation, depletion and amortization	32.2	13.8	28.7	18.6	8.9	6.0	76.5	41.8	30.3	43.5	-	2.7	303.0

Total Cost of sales	125.2	81.4	180.3	96.6	62.0	29.7	211.1	78.0	90.5	129.7	-	2.7	1,087.2

Gross Profit	$81.9	48.1	114.1	54.3	113.2	13.4	254.2	57.3	51.2	52.6	-	(2.7)	$837.6

Other operating costs (income)	0.1	-	2.0	-	0.1	1.6	0.4	(1.8)	1.2	0.9	0.1	10.0	14.6
Exploration and business development	2.8	0.2	0.1	2.5	0.1	0.8	0.5	2.5	5.2	3.3	2.0	30.7	50.7
General and administrative	-	-	0.7	-	-	-	0.1	-	-	-	0.1	82.5	83.4

Operating earnings (loss)	$79.0	47.9	111.3	51.8	113.0	11.0	253.2	56.6	44.8	48.4	(2.2)	(125.9)	$688.9

Other income (expense) - net													104.7
Equity in losses of associates													-
Finance income													4.0
Finance expense													(32.5)

Earnings before taxes													$765.1

	Operating segments										Non-operating segments (a)
Six months ended June 30, 2010:	Fort Knox	Round Mountain	Paracatu	La Coipa	Maricunga	Crixás	Kupol	Kettle River- Buckhorn	Tasiast	Chirano	Fruta del Norte	Cerro Casale (b)	Corporate and other (c)	Total

Revenue
Metal sales	$175.8	105.4	277.7	111.8	106.8	43.1	418.2	115.4			-	-	-	$1,354.2
Cost of sales
Production costs	87.7	51.1	129.9	61.8	57.8	17.7	127.9	29.3			-	-	-	563.2
Depreciation, depletion and amortization	27.2	9.2	32.6	27.1	8.6	7.8	86.0	46.3			0.3	-	2.4	247.5
Impairment charge	-	-	-	-	-	-	-	-			-	-	-	-

Total Cost of sales	$114.9	60.3	162.5	88.9	66.4	25.5	213.9	75.6	-	-	0.3	-	2.4	$810.7

Gross Profit	60.9	45.1	115.2	22.9	40.4	17.6	204.3	39.8	-	-	(0.3)	-	(2.4)	543.5

Other operating costs	-	(0.3)	(3.7)	0.1	0.9	(0.2)	0.2	(1.1)			(0.2)	-	3.4	(0.9)
Exploration and business development	1.0	0.1	-	0.5	-	-	0.6	3.0			-	-	27.0	32.2
General and administrative	-	-	-	-	-	-	0.1	-			0.2	0.1	61.6	61.9

Operating earnings (loss)	$59.9	45.3	118.9	22.3	39.5	17.8	203.4	37.9	-	-	(0.3)	(0.1)	(94.4)	$450.3

Other income - net														113.8
Equity in losses of associates														(2.1)
Finance income														1.4
Finance expense														(32.9)

Earnings before taxes														$530.5

(a)
Non-operating segments include development properties.

(b)
As of March 31, 2010, Cerro Casale was reclassified to investments in associates.

(c)
Includes corporate, shutdown and other non-operating assets (including Dvoinoye, Lobo-Marte, and White Gold).

	Operating segments										Non-operating segments (a)
	Fort Knox	Round Mountain	Paracatu	La Coipa	Maricunga	Crixás	Kupol	Kettle River- Buckhorn	Tasiast	Chirano	Fruta del Norte	Corporate and other (c)	Total

Property, plant and equipment at:
June 30, 2011	$348.2	179.5	1,367.6	185.4	429.6	93.8	575.6	197.1	2,115.6	1,216.2	579.0	978.2	$8,265.8

Total assets at:
June 30, 2011	$503.0	286.1	1,747.2	486.5	767.1	162.1	1,281.1	233.8	6,980.2	2,314.6	591.7	2,575.3	$17,928.7

Capital expenditures for three months ended June 30, 2011	$26.2	7.9	65.2	15.3	44.3	6.9	16.1	3.4	92.1	29.0	19.0	90.2	$415.6

Capital expenditures for six months ended June 30, 2011	$48.3	16.4	101.9	24.0	85.4	9.8	21.9	6.5	176.3	46.2	32.3	102.5	$671.5

	Operating segments										Non-operating segments (a)
	Fort Knox	Round Mountain	Paracatu	La Coipa	Maricunga	Crixás	Kupol	Kettle River- Buckhorn	Tasiast	Chirano	Fruta del Norte	Cerro Casale (b)	Corporate and other (c)	Total

Property, plant and equipment at:
December 31, 2010	$328.1	177.7	1,293.7	178.9	361.4	79.6	624.8	229.6	1,970.8	1,226.1	546.7	-	867.2	$7,884.6
January 1, 2010	295.2	160.9	1,130.1	188.6	313.9	70.9	695.2	306.2	-	-	799.2	544.2	332.3	4,836.7

Total assets at:
December 31, 2010	$487.6	285.8	1,608.7	483.3	627.0	150.0	1,328.7	269.5	6,717.7	2,275.1	558.6	-	3,003.2	$17,795.2
January 1, 2010	441.8	262.3	1,359.1	463.2	560.1	139.0	1,399.5	343.0	-	-	804.6	914.6	1,189.1	7,876.3

Capital expenditures for three months ended June 30, 2010	$13.4	6.9	49.5	6.3	12.6	5.2	6.4	2.8	-	-	9.6	-	7.8	$120.5

Capital expenditures for six months ended June 30, 2010	$35.1	13.9	59.3	13.6	25.1	11.4	16.0	4.8	-	-	18.4	4.0	13.0	$214.6

(a)
Non-operating segments include development properties.

(b)
As of March 31, 2010, Cerro Casale was reclassified to investments in associates.

(c)
Includes corporate, shutdown and other non-operating assets (including: Dvoinoye, Lobo-Marte, and White Gold).

18. COMMITMENTS AND CONTINGENCIES

i.  Commitments

    Operating leases

  The Company has a number of operating lease agreements involving office space and equipment. The operating leases for equipment provide that the Company may, after the initial lease term, renew the lease for successive yearly periods or may purchase the equipment at its fair market value. One of the operating leases for office facilities contains escalation clauses for increases in operating costs and property taxes. A majority of these leases are cancelable and are renewable on a yearly basis.

ii. Contingencies

    General

  Estimated losses from contingencies are accrued by a charge to earnings when information available prior to the issuance of the financial statements indicates that it is likely that a future event will confirm that an asset has been impaired or a liability incurred at the date of the financial statements and the amount of the loss can be reasonably estimated.

    Cerro Casale Contingency

  The Company was obligated to pay $40 million to Barrick when a production decision is made relating to the Cerro Casale project. During the first quarter of 2010, this contingent liability was reduced to $20 million in accordance with the agreement with Barrick under which the Company sold one-half of its 50% interest in the Cerro Casale project.

    Other

  The Company is involved in legal proceedings from time to time, arising in the ordinary course of its business. Typically, the amount of ultimate liability with respect to these actions will not, in the opinion of management, materially affect Kinross' financial position, results of operations or cash flows.

    Income taxes

  The Company operates in numerous countries around the world and accordingly is subject to, and pays annual income taxes under the various regimes in countries in which it operates. These tax regimes are determined under general corporate income tax laws of the country. The Company has historically filed, and continues to file, all required income tax returns and to pay the taxes reasonably determined to be due. The tax rules and regulations in many countries are complex and subject to interpretation. From time to time the Company will undergo a review of its historic tax returns and in connection with such reviews; disputes can arise with the taxing authorities over the Company's interpretation of the country's income tax rules.

19. SUBSEQUENT EVENT

Subsequent to June 30, 2011, the Company has received binding commitments for a $200 million non-recourse loan from a group of international financial institutions, to finance the increase in Kinross' ownership of CMGC to 100% previously announced on April 4, 2011. The commitments are subject to completion of customary due diligence and conditions precedent to closing. Closing is expected to occur in 2011.

20. TRANSITION TO IFRS

The Company's financial statements for the year ending December 31, 2011 will be the first annual consolidated financial statements to comply with IFRS. The adoption of IFRS has not materially changed the Company's overall cash flows or operations; however, it has resulted in certain differences in recognition, measurement and disclosure as compared to CDN GAAP.

In preparing the interim financial statements for three and six months ended June 30, 2011 and the disclosures included in these financial statements, all comparative amounts have been restated to comply with IFRS, except where the Company has applied the optional exceptions and mandatory exemptions under IFRS 1. The Company has reconciled the following financial statements as prepared under CDN GAAP to those prepared under IFRS for the following periods:

•
Consolidated balance sheets as at January 1, 2010, June 30, 2010 and December 31, 2010.

•
Consolidated shareholders' equity as at January 1, 2010, June 30, 2010 and December 31, 2010.

•
Consolidated statements of operations for the three and six months ended June 30, 2010 and the year ended December 31, 2010.

•
Consolidated statements of comprehensive income for the three and six months ended June 30, 2010 and the year ended December 31, 2010.

The adoption of IFRS did not have a material impact on the Company's consolidated statements of cash flows under IFRS as compared to CDN GAAP. Certain cash flows, however, were reclassified.

For the three months ended June 30, 2010, net operating cash flows under IFRS increased by $13.5 million, cash flows used in investing activities increased by $10.1 million and cash flows provided from financing activities decreased by $3.4 million. The increase in cash flows used in investing activities resulted from the capitalization of $16.6 million of exploration and evaluation costs under IFRS, partially offset by $5.8 million in borrowing costs that were capitalized under CDN GAAP but expensed under IFRS and $0.7 million of interest received during the period which was included in operating cash flows under CDN GAAP and investing cash flows under IFRS. The decrease in cash flows provided from financing activities resulted from the reclassification of $3.4 million of interest paid which was included in operating cash flows under CDN GAAP.

For the six months ended June 30, 2010, net operating cash flows under IFRS increased by $30.2 million. Cash flows used in investing activities increased by $21.3 million, and cash flows used in financing activities increased by $8.9 million. The increase in cash used in investing activities resulted from the capitalization of $28.5 million of exploration and evaluation costs under IFRS, partially offset by $5.8 million in borrowing costs that were capitalized under CDN GAAP but expensed under IFRS and $1.4 million of interest received during the period which was included in operating cash flows under CDN GAAP and investing cash flows under IFRS. The increase in cash flows used in financing activities resulted from the reclassification of $8.9 million of interest paid which was included in operating cash flows under CDN GAAP.

For the year ended December 31, 2010, net operating cash flows under IFRS increased by $33.8 million. Cash flows provided from investing activities decreased by $18.1 million, and cash flows used in financing activities increased by $15.7 million. The decrease in cash provided from investing activities resulted from the capitalization of $76.7 million of exploration and evaluation costs under IFRS, partially offset by $12.1 million in borrowing costs and $41.5 million in transaction costs related to the Red Back acquisition that were capitalized under CDN GAAP but expensed under IFRS and $5.0 million of interest received during the period which was included in operating cash flows under CDN GAAP and investing cash flows under IFRS. The increase in cash flows used in financing activities result from the reclassification of $15.7 million of interest paid during the period which was included in operating cash flows under CDN GAAP.

i.  Mandatory exceptions

  Mandatory exceptions applicable to the Company are as follows:

    (a)  Hedge accounting

  Hedge accounting can only be applied to those transactions that satisfy conditions under IAS 39 at the transition date. Transactions entered into before the transition date are not permitted to be retrospectively designated as hedges if they did not meet the conditions for hedge accounting in IAS 39. All hedging relationships to which the Company applied hedge accounting under CDN GAAP also qualify for hedge accounting under IFRS at the transition date. As a result, hedge accounting has been applied under IFRS to the same relationships as it was applied to under CDN GAAP.

    (b)  Estimates

  Estimates made at the transition date under CDN GAAP must be consistent with estimates made under IFRS unless they require adjustment to reflect a revised accounting policy. At the transition date, hindsight has not been used to create or revise estimates.

ii. Optional exemptions

  The significant optional exemptions elected and applied by the Company are as follows:

    (a)  Business combinations

  Business combinations that occurred prior to the transition date have not been restated. Business combinations that occurred during the year ended December 31, 2010 have been restated to comply with IFRS 3 "Business Combinations". The impact of the restatement of business combinations is described in the explanatory notes following the reconciliations between CDN GAAP and IFRS.

    (b)  Provision for reclamation and remediation

  The provision for reclamation and remediation (decommissioning liability) as at the transition date has been measured in accordance with IAS 37 "Provisions, Contingent Liabilities and Contingent Assets". The Company estimated the amount that would have been included in the cost of the related asset when the liability first arose by discounting the liabilities to that date using its best estimate of the historical risk-adjusted discount rates that would have applied for the liabilities over periods prior to the transition date. Accumulated depreciation on the cost at the transition date was determined using the UOP depreciation method based on the current estimate of the life of mine and the recoverable ounces to be mined from estimated proven and probable reserves. The impact of the restatement of the provision for reclamation and remediation is described in the explanatory notes following the reconciliations between CDN GAAP and IFRS.

    (c)  Borrowing costs

  IAS 23 "Borrowing Costs" has been applied prospectively from the transition date. As a result, the carrying value at the transition date of previously capitalized borrowing costs, as determined under CDN GAAP, has been reversed with an adjustment to opening accumulated deficit and property, plant and equipment. The impact of the restatement of borrowing costs is described in the explanatory notes following the reconciliations between CDN GAAP and IFRS.

iii. Reconciliations between CDN GAAP and IFRS

  The following reconciliations summarize the impact on the Company's CDN GAAP financial statements as a result of adopting IFRS. Explanations of the impact of the adjustments are provided in the explanatory notes following the reconciliations.

Kinross Gold Corporation
Reconciliation of Condensed Consolidated Balance Sheet
at January 1, 2010

(Unaudited and expressed in millions of United States dollars)

CDN GAAP Accounts	Reference	CDN GAAP	IFRS adjustments	Re- classifications	IFRS	IFRS Accounts

				Note (a)
Assets						Assets
Current assets						Current assets
Cash, cash equivalents and short-term investments		$632.4	$-	$(35.0)	$597.4	Cash and cash equivalents
Restricted cash		24.3	-	-	24.3	Restricted cash
			-	35.0	35.0	Short-term investments
Accounts receivable and other assets		135.5	-	-	135.5	Accounts receivable and other assets
Inventories		554.4	-	-	554.4	Inventories
Unrealized fair value of derivative assets		44.3	-	-	44.3	Unrealized fair value of derivative assets

		1,390.9	-	-	1,390.9
						Non-current assets
Property, plant and equipment	(e)(f)(g)(h)(k)	4,989.9	(153.2)	-	4,836.7	Property, plant and equipment
Goodwill		1,179.9	-	-	1,179.9	Goodwill
Long-term investments	(m)	292.2	16.3	(150.7)	157.8	Long-term investments
			-	150.7	150.7	Investments in associates and Working Interest
Unrealized fair value of derivative assets		1.9	-	-	1.9	Unrealized fair value of derivative assets
Deferred charges and other long-term assets		158.4	-	-	158.4	Deferred charges and other long-term assets

		$8,013.2	$(136.9)	$-	$7,876.3

Liabilities						Liabilities
Current liabilities						Current liabilities
Accounts payable and accrued liabilities	(j)	$312.9	$(0.9)	$(24.4)	$287.6	Accounts payable and accrued liabilities
			-	24.4	24.4	Current tax payable
Current portion of long-term debt		177.0	-	-	177.0	Current portion of long-term debt
Current portion of reclamation and remediation obligations		17.1	-	-	17.1	Current portion of provisions
Current portion of unrealized fair value of derivative liabilities	(d)	131.0	83.6	-	214.6	Current portion of unrealized fair value of derivative liabilities

		638.0	82.7	-	720.7
						Non-current liabilities
Long-term debt	(c)	515.2	(39.4)	-	475.8	Long-term debt
	(e)(n)		169.0	279.5	448.5	Provisions
	(c)		77.2	212.8	290.0	Unrealized fair value of derivative liabilities
Other long-term liabilities		543.0	-	(492.3)	50.7	Other long-term liabilities
Future income and mining taxes	(e)(f)(g)(h)(i)(k)(n)	624.6	(390.3)	-	234.3	Deferred tax liabilities

		2,320.8	(100.8)	-	2,220.0

Non-controlling interest		132.9	-	(132.9)	-

						Equity
Common shareholders' equity						Common shareholders' equity
Common share capital and common share purchase warrants	(d)	6,448.1	(68.8)	-	6,379.3	Common share capital and common share purchase warrants
Contributed surplus	(c)(j)	169.6	(62.2)	-	107.4	Contributed surplus
Accumulated deficit		(838.1)	97.5	-	(740.6)	Accumulated deficit
Accumulated other comprehensive loss	(n)	(220.1)	1.7	-	(218.4)	Accumulated other comprehensive loss

		5,559.5	(31.8)	-	5,527.7
	(e)(f)(g)		(4.3)	132.9	128.6	Non-controlling interest

		5,559.5	(36.1)	132.9	5,656.3

		$8,013.2	$(136.9)	$-	$7,876.3

Kinross Gold Corporation
Reconciliation of Condensed Consolidated Balance Sheet
at June 30, 2010

(Unaudited and expressed in millions of United States dollars)

CDN GAAP Accounts	Reference	CDN GAAP	Opening balance sheet adjustments	IFRS adjustments	Re- classifications	IFRS	IFRS Accounts

					Note (a)
Assets							Assets
Current assets							Current assets
Cash, cash equivalents and short-term investments		$694.8	$-	$-	$-	$694.8	Cash and cash equivalents
Restricted cash		25.1	-	-	-	25.1	Restricted cash
Accounts receivable and other assets		195.6	-	-	-	195.6	Accounts receivable and other assets
Inventories		538.4	-	-	-	538.4	Inventories
Unrealized fair value of derivative assets		57.5	-	-	-	57.5	Unrealized fair value of derivative assets

		1,511.4	-	-	-	1,511.4
							Non-current assets
Property, plant and equipment	(e)(f)(g)(k)	4,519.1	(153.2)	16.7	-	4,382.6	Property, plant and equipment
Goodwill		818.9	-	-	-	818.9	Goodwill
Long-term investments	(m)	1,352.8	16.3	(16.3)	(557.0)	795.8	Long-term investments
	(l)		-	41.4	557.0	598.4	Investments in associates and Working Interest
Unrealized fair value of derivative assets		17.3	-	-	-	17.3	Unrealized fair value of derivative assets
Deferred charges and other long-term assets		167.0	-	-	-	167.0	Deferred charges and other long-term assets

		$8,386.5	$(136.9)	$41.8	$-	$8,291.4

Liabilities							Liabilities
Current liabilities							Current liabilities
Accounts payable and accrued liabilities	(i)(j)	$302.6	$(0.9)	$(3.6)	$(67.2)	$230.9	Accounts payable and accrued liabilities
	(i)		-	3.5	67.2	70.7	Current tax payable
Current portion of long-term debt		121.8	-	-	-	121.8	Current portion of long-term debt
Current portion of reclamation and remediation obligations		14.7	-	-	-	14.7	Current portion of provisions
Current portion of unrealized fair value of derivative liabilities	(d)	205.8	83.6	(23.2)	-	266.2	Current portion of unrealized fair value of derivative liabilities

		644.9	82.7	(23.3)	-	704.3
			-				Non-current liabilities
Long-term debt	(c)	589.1	(39.4)	5.2	-	554.9	Long-term debt
	(e)		169.0	(3.6)	292.2	457.6	Provisions
	(c)		77.2	(35.3)	165.3	207.2	Unrealized fair value of derivative liabilities
Other long-term liabilities		514.9	-	-	(457.5)	57.4	Other long-term liabilities
Future income and mining taxes	(e)(f)(g)(h)(i)(l)	502.5	(390.3)	38.3	-	150.5	Deferred tax liabilities

		2,251.4	(100.8)	(18.7)	-	2,131.9

Non-controlling interest		180.2	-	-	(180.2)	-

							Equity
Common shareholders' equity							Common shareholders' equity
Common share capital and common share purchase warrants		6,587.4	(68.8)	-	-	6,518.6	Common share capital and common share purchase warrants
Contributed surplus	(j)	176.1	(62.2)	0.1	-	114.0	Contributed surplus
Accumulated deficit		(658.5)	97.5	77.3	-	(483.7)	Accumulated deficit
Accumulated other comprehensive loss	(m)	(150.1)	1.7	(18.2)	-	(166.6)	Accumulated other comprehensive loss

		5,954.9	(31.8)	59.2	-	5,982.3
	(e)(f)(g)		(4.3)	1.3	180.2	177.2	Non-controlling interest

		5,954.9	(36.1)	60.5	180.2	6,159.5

		$8,386.5	$(136.9)	$41.8	$-	$8,291.4

Kinross Gold Corporation
Reconciliation of Condensed Consolidated Balance Sheet
at December 31, 2010

(Unaudited and expressed in millions of United States dollars)

CDN GAAP Accounts	Reference	CDN GAAP	Opening balance sheet adjustments	IFRS adjustments	Re- classifications	IFRS	IFRS Accounts

					Note (a)
Assets							Assets
Current assets							Current assets
Cash, cash equivalents and short-term investments		$1,466.6	$-	$-	$-	$1,466.6	Cash and cash equivalents
Restricted cash		2.1	-	-	-	2.1	Restricted cash
Accounts receivable and other assets		329.4	-	-	-	329.4	Accounts receivable and other assets
Inventories	(b)	737.0	-	(5.4)	-	731.6	Inventories
Unrealized fair value of derivative assets		133.4	-	-	-	133.4	Unrealized fair value of derivative assets

		2,668.5	-	(5.4)	-	2,663.1
							Non-current assets
Property, plant and equipment	(b)(e)(f)(g)(h)(k)	6,911.5	(153.2)	1,126.3	-	7,884.6	Property, plant and equipment
Goodwill	(b)	5,980.0	-	377.9	-	6,357.9	Goodwill
Long-term investments	(m)	629.9	16.3	(16.3)	(426.1)	203.8	Long-term investments
	(l)		-	41.4	426.1	467.5	Investments in associates and Working Interest
Unrealized fair value of derivative assets		2.6	-	-	-	2.6	Unrealized fair value of derivative assets
Deferred charges and other long-term assets		204.6	-	-	-	204.6	Deferred charges and other long-term assets
	(i)		-	11.1	-	11.1	Deferred tax assets

		$16,397.1	$(136.9)	$1,535.0	$-	$17,795.2

Liabilities							Liabilities
Current liabilities							Current liabilities
Accounts payable and accrued liabilities	(b)(i)(j)	$496.6	$(0.9)	$(10.5)	$(76.2)	$409.0	Accounts payable and accrued liabilities
	(i)		-	11.4	76.2	87.6	Current tax payable
Current portion of long-term debt		48.4	-	-	-	48.4	Current portion of long-term debt
Current portion of reclamation and remediation obligations	(e)	23.1	-	0.3	-	23.4	Current portion of provisions
Current portion of unrealized fair value of derivative liabilities	(d)	359.3	83.6	(35.2)	-	407.7	Current portion of unrealized fair value of derivative liabilities

		927.4	82.7	(34.0)	-	976.1
							Non-current liabilities
Long-term debt	(c)	454.6	(39.4)	10.8	-	426.0	Long-term debt
	(b)(e)		169.0	37.0	371.8	577.8	Provisions
	(c)		77.2	(38.3)	58.1	97.0	Unrealized fair value of derivative liabilities
Other long-term liabilities	(b)	532.4	-	12.5	(429.9)	115.0	Other long-term liabilities
Future income and mining taxes	(b)(e)(f)(g)(h)(i)(k)(l)	883.8	(390.3)	316.5	-	810.0	Deferred tax liabilities

		2,798.2	(100.8)	304.5	-	3,001.9

Non-controlling interest		198.4	-	-	(198.4)	-

							Equity
Common shareholders' equity							Common shareholders' equity
Common share capital and common share purchase warrants	(b)(j)	13,468.6	(68.8)	1,176.6	-	14,576.4	Common share capital and common share purchase warrants
Contributed surplus	(b)(j)	231.7	(62.2)	16.0	-	185.5	Contributed surplus
Accumulated deficit		(137.1)	97.5	(11.9)	-	(51.5)	Accumulated deficit
Accumulated other comprehensive loss	(m)	(162.7)	1.7	(18.3)	-	(179.3)	Accumulated other comprehensive loss

		13,400.5	(31.8)	1,162.4	-	14,531.1
	(b)(e)(f)(g)		(4.3)	68.1	198.4	262.2	Non-controlling interest

		13,400.5	(36.1)	1,230.5	198.4	14,793.3

		$16,397.1	$(136.9)	$1,535.0	$-	$17,795.2

Kinross Gold Corporation
Reconciliation of Condensed Consolidated Shareholders' Equity

(Unaudited and expressed in millions of United States dollars)

		As at
	Reference	December 31, 2010	June 30, 2010	January 1, 2010

Common shareholders' equity under Canadian GAAP		$13,400.5	$5,954.9	$5,559.5
Differences increasing (decreasing) reported shareholders' equity:
Business combinations	(b)	1,347.1	-	-
Convertible notes	(c)	27.5	30.1	(37.8)
Warrants	(d)	35.2	23.2	(83.6)
Provision for reclamation and remediation	(e)	2.0	0.1	(59.0)
Borrowing costs	(f)	(4.0)	(2.0)	(38.8)
Exploration and Evaluation	(g)	62.4	23.3	63.1
Deferred taxes on prior asset acquisitions	(h)	(39.9)	(5.6)	(26.7)
Income taxes	(i)	12.4	(24.0)	131.4
Share-based payments	(j)	(0.9)	(0.5)	0.9
Impairment of property, plant and equipment	(k)	(297.5)	(3.5)	6.8
Interest in joint ventures	(l)	34.4	34.4	-
Investment in associates	(m)	(16.3)	(16.3)	16.3
Other	(n)	-	-	(4.4)

IFRS adjustments		1,162.4	59.2	(31.8)

Impact of January 1, 2010 IFRS adjustments		(31.8)	(31.8)

Common shareholders' equity under IFRS		14,531.1	5,982.3	5,527.7
Non-controlling interest	(b)(e)(f)(g)	262.2	177.2	128.6

Equity under IFRS		$14,793.3	$6,159.5	$5,656.3

Kinross Gold Corporation
Reconciliation of Condensed Consolidated Statement of Operations
for the three months ended June 30, 2010

(Unaudited and expressed in millions of United States dollars)

CDN GAAP Accounts	Reference	CDN GAAP	IFRS adjustments	Re- classifications	IFRS	IFRS Accounts

				Note (a)
Revenue						Revenue
Metal sales		$696.6	$-	$-	$696.6	Metal sales
Operating costs and expenses						Cost of sales
Cost of sales (excludes accretion, depreciation, depletion and amortization)	(i)	289.9	(1.5)	-	288.4	Production costs
Accretion and reclamation expense		5.2	-	(5.2)	-
Depreciation, depletion and amortization	(e)(f)(g)(k)	112.6	4.3	-	116.9	Depreciation, depletion and amortization

			2.8	(5.2)	405.3	Total Cost of sales

		288.9	(2.8)	5.2	291.3	Gross Profit
Other operating costs	(g)	8.0	(8.5)	-	(0.5)	Other operating costs (income)
Exploration and business development	(g)	27.4	(8.1)	-	19.3	Exploration and business development
General and administrative	(j)	33.0	(0.1)	-	32.9	General and administrative

Operating earnings		220.5	13.9	5.2	239.6	Operating earnings
Other income (expense) - net	(c)(d)(i)	(18.5)	11.3	7.4	0.2	Other income (expense) - net
	(m)		0.2	(0.8)	(0.6)	Equity in losses of associates
			-	0.7	0.7	Finance income
	(c)(e)(f)		(3.9)	(12.2)	(16.1)	Finance expense

Earnings before taxes and other items		202.0	21.5	0.3	223.8	Earnings before taxes
Income and mining taxes expense - net	(e)(f)(g)(h)(i)	(67.8)	(13.9)	(1.1)	(82.8)	Income tax expense - net
Equity in losses of associated companies		(0.8)	-	0.8	-
Non-controlling interest of subsidiary		(29.6)	-	29.6	-

Net earnings		$103.8	$7.6	$29.6	$141.0	Net earnings

	(e)(f)(g)		$1.0	$29.6	$30.6	Attributed to non-controlling interest

					$110.4	Attributed to common shareholders

Earnings per share						Earnings per share
Basic		$0.15			$0.16	Basic
Diluted		$0.15			$0.16	Diluted
Weighted average number of common shares outstanding (millions)						Weighted average number of common shares outstanding (millions)
Basic		698.8			698.8	Basic
Diluted		702.6			702.6	Diluted

Kinross Gold Corporation
Reconciliation of Condensed Consolidated Statement of Comprehensive Income
for the three months ended June 30, 2010

(Unaudited and expressed in millions of United States dollars)

CDN GAAP Accounts	Reference	CDN GAAP	IFRS adjustments	Re- classifications	IFRS	IFRS Accounts

				Note (a)
Net earnings		$103.8	$7.6	$29.6	$141.0	Net earnings

Other comprehensive income (loss), net of tax:						Other comprehensive income (loss), net of tax:
Change in fair value of investments	(m)	53.0	(23.9)	-	29.1	Change in fair value of investments
Accumulated OCI related to investments sold		-	-	-	-	Accumulated OCI related to investments sold
Reclassification of accumulated OCI related to the investment in Underworld		(7.4)	-	-	(7.4)	Reclassification of accumulated OCI related to the investment in Underworld
Change in fair value of derivative financial instruments designated as cash flow hedges		(37.8)	-	-	(37.8)	Change in fair value of derivative financial instruments designated as cash flow hedges
Accumulated OCI related to derivatives settled		22.1	-	-	22.1	Accumulated OCI related to derivatives settled

		29.9	(23.9)	-	6.0

Total comprehensive income		$133.7	$(16.3)	$29.6	$147.0	Total comprehensive income

					$30.6	Attributed to non-controlling interest

					$116.4	Attributed to common shareholders

Kinross Gold Corporation
Reconciliation of Condensed Consolidated Statement of Operations
for the six months ended June 30, 2010

(Unaudited and expressed in millions of United States dollars)

CDN GAAP Accounts	Reference	CDN GAAP	IFRS adjustments	Re- classifications	IFRS	IFRS Accounts

				Note (a)
Revenue						Revenue
Metal sales		$1,354.2	$-	$-	$1,354.2	Metal sales
Operating costs and expenses						Cost of sales
Cost of sales (excludes accretion, depreciation, depletion and amortization)	(i)	567.3	(4.1)	-	563.2	Production costs
Accretion and reclamation expense		10.4	-	(10.4)	-
Depreciation, depletion and amortization	(e)(f)(g)(k)	241.5	6.0		247.5	Depreciation, depletion and amortization

			1.9	(10.4)	810.7	Total Cost of sales

		535.0	(1.9)	10.4	543.5	Gross Profit

Other operating costs	(g)	14.2	(15.1)	-	(0.9)	Other operating costs (income)
Exploration and business development	(g)	45.6	(13.4)	-	32.2	Exploration and business development
General and administrative	(j)	61.3	0.6	-	61.9	General and administrative

Operating earnings		413.9	26.0	10.4	450.3	Operating earnings
Other income (expense) - net	(c)(d)(i)(l)	5.6	92.2	16.0	113.8	Other income (expense) - net
	(m)		1.9	(4.0)	(2.1)	Equity in losses of associates
			-	1.4	1.4	Finance income
	(c)(e)(f)		(7.4)	(25.5)	(32.9)	Finance expense

Earnings before taxes and other items		419.5	112.7	(1.7)	530.5	Earnings before taxes
Income and mining taxes expense - net	(e)(f)(g)(h)(i)(l)	(146.6)	(34.1)	(2.3)	(183.0)	Income tax expense - net
Equity in losses of associated companies		(4.0)	-	4.0	-
Non-controlling interest of subsidiary		(54.5)	-	54.5	-

Net earnings		$214.4	$78.6	$54.5	$347.5	Net earnings

	(e)(f)(g)		$1.3	$54.5	$55.8	Attributed to non-controlling interest

					$291.7	Attributed to common shareholders

Earnings per share						Earnings per share
Basic		$0.31			$0.42	Basic
Diluted		$0.31			$0.42	Diluted
Weighted average number of common shares outstanding (millions)						Weighted average number of common shares outstanding (millions)
Basic		697.6			697.6	Basic
Diluted		701.3			701.3	Diluted

Kinross Gold Corporation
Reconciliation of Condensed Consolidated Statement of Comprehensive Income
for the six months ended June 30, 2010

(Unaudited and expressed in millions of United States dollars)

CDN GAAP Accounts	Reference	CDN GAAP	IFRS adjustments	Re- classifications	IFRS	IFRS Accounts

Net earnings		$214.4	$78.6	$54.5	$347.5	Net earnings

Other comprehensive income (loss), net of tax:						Other comprehensive income (loss), net of tax:
Change in fair value of investments	(m)	71.3	(18.2)	-	53.1	Change in fair value of investments
Accumulated OCI related to investments sold		0.9	-	-	0.9	Accumulated OCI related to investments sold
Reclassification of accumulated OCI related to the investment in Underworld		(7.4)			(7.4)	Reclassification of accumulated OCI related to the investment in Underworld
Change in fair value of derivative financial instruments designated as cash flow hedges		(39.0)	-	-	(39.0)	Change in fair value of derivative financial instruments designated as cash flow hedges
Accumulated OCI related to derivatives settled		44.2	-	-	44.2	Accumulated OCI related to derivatives settled

		70.0	(18.2)	-	51.8

Total comprehensive income		$284.4	$60.4	$54.5	$399.3	Total comprehensive income

					$55.8	Attributed to non-controlling interest

					$343.5	Attributed to common shareholders

Kinross Gold Corporation
Reconciliation of Condensed Consolidated Statement of Operations
for the year ended December 31, 2010

(Unaudited and expressed in millions of United States dollars)

CDN GAAP Accounts	Reference	CDN GAAP	IFRS adjustments	Re- classifications	IFRS	IFRS Accounts

				Note (a)
Revenue						Revenue
Metal sales		$3,010.1	$-	$-	$3,010.1	Metal sales
Operating costs and expenses						Cost of sales
Cost of sales (excludes accretion, depreciation, depletion and amortization)	(b)(e)(i)	1,255.4	(8.3)	8.1	1,255.2	Production costs
Accretion and reclamation expense		29.0	-	(29.0)	-
Depreciation, depletion and amortization	(b)(e)(f)(g)(k)	517.5	34.0		551.5	Depreciation, depletion and amortization

			25.7	(20.9)	1,806.7	Total Cost of sales

		1,208.2	(25.7)	20.9	1,203.4	Gross Profit

Other operating costs	(g)	53.8	(43.9)	-	9.9	Other operating costs
Exploration and business development	(g)	142.7	(32.8)	-	109.9	Exploration and business development
General and administrative	(j)	144.5	(0.5)	-	144.0	General and administrative
	(k)	-	290.7	-	290.7	Impairment charges

Operating earnings		867.2	(239.2)	20.9	648.9	Operating earnings
Other income (expense) - net	(b)(c)(d)(i)(l)	293.0	295.2	26.1	614.3	Other income (expense) - net
	(m)		2.0	(3.9)	(1.9)	Equity in losses of associates
			-	5.8	5.8	Finance income
	(b)(c)(e)(f)		(15.6)	(46.6)	(62.2)	Finance expense

Earnings before taxes and other items		1,160.2	42.4	2.3	1,204.9	Earnings before taxes
Income and mining taxes expense - net	(b)(e)(f)(g)(h)(i)(k)(l)	(275.4)	(51.2)	(6.2)	(332.8)	Income tax expense - net
Equity in losses of associated companies		(3.9)	-	3.9	-
Non-controlling interest of subsidiary		(109.3)	-	109.3	-

Net earnings		$771.6	$(8.8)	$109.3	$872.1	Net earnings

	(b)(e)(f)(g)		$3.1	$109.3	$112.4	Attributed to non-controlling interest

					$759.7	Attributed to common shareholders

Earnings per share						Earnings per share
Basic		$0.94			$0.92	Basic
Diluted		$0.94			$0.92	Diluted
Weighted average number of common shares outstanding (millions)						Weighted average number of common shares outstanding (millions)
Basic		824.5			824.5	Basic
Diluted		829.2			829.2	Diluted

Kinross Gold Corporation
Reconciliation of Consolidated Statement of Comprehensive Income
for the year ended December 31, 2010

(Unaudited and expressed in millions of United States dollars)

CDN GAAP Accounts	Reference	CDN GAAP	IFRS adjustments	Re- classifications	IFRS	IFRS Accounts

Net earnings		$771.6	$(8.8)	$109.3	$872.1	Net earnings

Other comprehensive income (loss), net of tax:						Other comprehensive income (loss), net of tax:
Change in fair value of investments	(m)	331.4	(18.3)	-	313.1	Change in fair value of investments
Accumulated OCI related to investments sold		(70.8)	-	-	(70.8)	Accumulated OCI related to investments sold
Reclassification of accumulated OCI related to the investment in Redback		(209.3)	-	-	(209.3)	Reclassication of accumulated OCI related to the investment in Redback
Reclassification of accumulated OCI related to the investment in Underworld		(7.4)	-	-	(7.4)	Reclassification of accumulated OCI related to the investment in Underworld
Change in fair value of derivative financial instruments designated as cash flow hedges		(75.2)	-	-	(75.2)	Change in fair value of derivative financial instruments designated as cash flow hedges
Accumulated OCI related to derivatives settled		88.7	-	-	88.7	Accumulated OCI related to derivatives settled

		57.4	(18.3)	-	39.1

Total comprehensive income		$829.0	$(27.1)	$109.3	$911.2	Total comprehensive income

					$112.4	Attributed to non-controlling interest

					$798.8	Attributed to common shareholders

iv. Explanatory notes

    (a)  Reclassifications

  The following items have been reclassified from their presentation under CDN GAAP to conform to the presentation under IFRS:

  Consolidated balance sheets:

•
Cash and cash equivalents is separately disclosed under IFRS; therefore, short-term investments which were grouped with cash and cash equivalents under CDN GAAP have been reclassified to short-term investments, where applicable;

•
Current tax payable is now presented on the face of the consolidated balance sheets, reclassified from accounts payable and accrued liabilities;

•
Investments accounted for using the equity method under CDN GAAP are defined as associates under IFRS and have been reclassified from long-term investments to investments in associates and Working Interest;

•
Non-current portion of unrealized fair value of derivative liabilities have been reclassified from other long-term liabilities to a separate line item;

•
Reclamation and remediation obligations, current and long-term portions, have been reclassified to provisions;

•
Non-controlling interest has been reclassified to equity.

  Consolidated statements of operations:

•
Accretion and interest expenses, other than those related to income taxes, included in other income (expense) under CDN GAAP are considered finance expense and have been reclassified as such;

•
Reclamation expenses included in accretion and reclamation expense under CDN GAAP have been reclassified to production costs, where applicable;

•
Interest, penalties and foreign exchange on income taxes included in other income (expense) under CDN GAAP has been reclassified to income tax expense - net;

•
Interest income included in other income (expense) under CDN GAAP has been reclassified to finance income;

•
Non-controlling interest has been eliminated as a line item to arrive at net income as IFRS requires net earnings to be attributed to common shareholders and non-controlling interests.

    (b)  Business combinations

  On September 17, 2010, the Company completed the acquisition of all of the issued and outstanding shares of Red Back that it did not previously own. As disclosed in Note 6(iii), during the second quarter of 2011, the Company finalized the purchase price allocation in respect of the acquisition of Red Back. The consideration paid and the purchase price allocation for the acquisition of Red Back as previously reported under CDN GAAP and as finalized under IFRS are presented below.

Red Back Purchase Price	Reference		Preliminary CDN GAAP	Adjustment	Final IFRS

Common shares issued (416.4 million)	(i	)	$6,549.3	$1,129.0	$7,678.3
Fair value of warrants issued (25.8 million)	(i	)	117.7	43.6	161.3
Fair value of options issued (8.7 million)	(i	)	69.8	21.4	91.2
Shares previously acquired	(ii	)	580.3	209.3	789.6
Acquisition costs	(iii	)	41.5	(41.5)	-

Total Purchase Price			7,358.6	1,361.8	8,720.4

Red Back Purchase Price Allocation	Reference		Preliminary CDN GAAP	Adjustment	Final IFRS

Cash and cash equivalents			$742.6	$-	$742.6
Accounts receivable and other assets			27.0	-	27.0
Inventories	(vii	)	115.2	(3.4)	111.8
Property, plant and equipment (including mineral interests)	(iv	)	1,765.8	1,439.6	3,205.4
Accounts payable and accrued liabilities	(vii	)	(103.4)	2.6	(100.8)
Future income and mining tax liabilities/Deferred tax liabilities	(v	)	(311.5)	(371.5)	(683.0)
Provision(1)	(iv	)	(11.8)	(5.9)	(17.7)
Other long-term liabilities	(vii	)	(22.5)	(12.5)	(35.0)
Non-controlling interest	(vi	)	(3.9)	(65.0)	(68.9)
Goodwill	(viii	)	5,161.1	377.9	5,539.0

Total Purchase Price			7,358.6	1,361.8	8,720.4

(1)
Under CDN GAAP, provisions were included in other long-term liabilities, amounts were reclassed under IFRS.

i.
As consideration for the acquisition, the Company issued 416.4 million common shares and 25.8 million US$ warrants to the shareholders of Red Back, as well as 8.7 million fully vested replacement options to the option holders of Red Back.

Under CDN GAAP, the equity consideration was measured at its fair value at the date the acquisition was announced, August 2, 2010. The fair value of the common shares issued was $6,549.3 million and the fair values of warrants, and replacement options issued were $117.7 million, and $69.8 million, respectively, resulting in a total fair value of $6,736.8 million.

Under IFRS, the equity consideration was measured at its fair value on the acquisition date, September 17, 2010. The fair value of the common shares issued was $7,678.3 million and the fair values of the warrants, and replacement options issued were $161.3 million, and $91.2 million, respectively, resulting in a total fair value of $7,930.8 million. The differences in the measurement of the total equity consideration under IFRS resulted in an increase in the purchase price of $1,194.0 million with a corresponding increase in goodwill. As a result, common share capital and common share purchase warrants increased by $1,172.6 million and contributed surplus by $21.4 million.

ii.
Under CDN GAAP, the Company's initial investment in Red Back was included in the total purchase price of the acquisition at its original cost of $580.3 million. Under IFRS, the Company's initial investment in Red Back was included in the total purchase price of the acquisition at its fair value on the acquisition date, September 17, 2010. The fair value of the Company's initial investment in Red Back on the acquisition date was $789.6 million. The difference in the measurement of Kinross' initial investment in Red Back under IFRS resulted in an increase in the purchase price of $209.3 million with a corresponding increase in goodwill.

Prior to the acquisition, the Company accounted for its investment in Red Back shares as an available-for-sale investment under both CDN GAAP and IFRS. For CDN GAAP, unrealized gains recorded in OCI were reversed against the carrying value of the investment at the acquisition date. Under IFRS, unrealized gains recorded in OCI of $209.3 million were reversed through net earnings in other income (expense) at the acquisition date.

iii.
Under CDN GAAP, $41.5 million of acquisition-related costs were included in the determination of the purchase price of the acquisition. Under IFRS, acquisition-related costs were expensed in other income (expense) in the period and were not included in the determination of the purchase price. This difference in the treatment of acquisition-related costs under IFRS resulted in a decrease in the purchase price of $41.5 million with a corresponding decrease in goodwill.

iv.
Under CDN GAAP, a portion of the purchase price relating to expected additional value is allocated to goodwill. Under IFRS, the amount related to expected additional value is allocated to mineral interests within property, plant and equipment. As a result, $1,694.4 million was reallocated from goodwill to property, plant and equipment (including mineral interests). Also, under CDN GAAP, the fair values of the Chirano assets were measured at 90% of their fair value. However, for IFRS, these fair values were measured at 100% of their fair value. The difference in the measurement of the fair value of the Chirano assets for IFRS resulted in an increase in property, plant and equipment (including mineral interests) of $66.9 million, and a corresponding decrease in goodwill of $66.9 million.

    As a result of the finalization of the purchase price allocation, property, plant and equipment (including mineral interests) decreased by $321.7 million, and provisions increased by $5.9 million resulting in an increase in goodwill of $327.6 million.

  v.
  As a result of the preliminary adjustments to the purchase equation and fair value allocations under IFRS, deferred income tax under IFRS increased by $440.5 million and goodwill increased by a corresponding amount.

  As a result of the finalization of the purchase price allocation under IFRS, deferred income tax liabilities under IFRS decreased by $69.0 million resulting in a corresponding decrease in goodwill.

  vi.
  Under IFRS, the identifiable assets acquired, the liabilities assumed, and any non-controlling interest in the acquiree is measured at fair values on the acquisition date. The Company holds a 90% interest in the Chirano mine with the Government of Ghana having the right to the remaining 10%.

  Based on the preliminary valuation of Chirano assets, under CDN GAAP, non-controlling interest was measured at its book value of $3.9 million. Under IFRS, non-controlling interest was measured at its fair value of $68.8 million, being 10% of the fair value of the net assets acquired on September 17, 2010, the acquisition date. This difference in the measurement of non-controlling interest under IFRS resulted in an increase in non-controlling interest of $64.9 million and a corresponding increase in goodwill.

  As a result of the finalization of the purchase price allocation, non-controlling interest increased by $0.1 million, resulting in a corresponding increase in goodwill.

  vii.
  As a result of the finalization of the purchase price allocation, inventories and accounts payable and accrued liabilities decreased by $3.4 million and $2.6 million, respectively, and other long-term liabilities increased by $12.5 million. Goodwill increased by $13.3 million related to these adjustments.

  viii.
  The total adjustments in the IFRS preliminary purchase price allocation resulted in an increase in goodwill of $105.9 million as compared to CDN GAAP. As a result of the finalization of the purchase price allocation goodwill was further increased by $272.0 million.

  On finalization of the purchase price allocation, goodwill previously included in the corporate and other segment was adjusted to reflect the final purchase price allocation and allocated to the Tasiast ($4,620.4 million) and Chirano ($918.6 million) properties. None of the goodwill recognized is expected to be deductible for tax purposes.

  Based on the preliminary purchase price allocations, during the period from the acquisition date to December 31, 2010, the accounting under IFRS resulted in an increase in depreciation, depletion and amortization of $3.0 million with a corresponding decrease in property, plant and equipment (including mineral interests) and a decrease of $0.9 million in both Income tax expense and deferred income tax. In addition, on the exercise of options granted as part of the acquisition, $4.4 million of the option valuation adjustment to contributed surplus under IFRS described in (i), above, was reallocated from contributed surplus to common share capital.

  As a result of finalizing the purchase price allocation, during the period from the acquisition date to December 31, 2010 depreciation, depletion and amortization further increased by $17.4 million with a corresponding decrease in property, plant and equipment (including mineral interests); production costs increased by an additional $2.0 million with a corresponding decrease in inventories. In addition, property, plant and equipment and the provision for reclamation and remediation obligations increased by $1.1 million and finance expense and accounts payable and accrued liabilities decreased by $0.1 million. Income tax expense and deferred income tax both decreased by an additional $5.7 million and income attributed to non-controlling interest and non-controlling interest decreased by $1.0 million.

  In addition, as a result of finalizing the purchase price allocation, during the three months ended March 31, 2011, depreciation, depletion and amortization further increased by $7.4 million with a corresponding decrease in property, plant and equipment (including mineral interests); production costs increased by an additional $0.9 million with a corresponding decrease in inventories; and finance expense and the provision for reclamation and remediation obligations increased by $0.2 million. Income tax expense and deferred income tax both decreased by an additional $2.4 million and income attributed to non-controlling interest and non-controlling interest decreased by $0.7 million.

    (c)  Convertible notes

  Under IFRS, the conversion options attached to the convertible notes which provide the Company with the option to settle the conversions in cash are treated as embedded derivatives. As these embedded derivatives are not closely related to the underlying debt, they are separated from the underlying debt and classified as a derivative liability. On initial recognition, this derivative liability was measured at fair value. The difference between the proceeds of the convertible debt and the fair value of the derivative liability was determined to be the carrying value of the underlying debt. Subsequent to initial recognition, the derivative liability is recorded at fair value each reporting period with changes in its fair value being recognized in the consolidated statement of operations. The underlying debt is accreted to its face value using the effective interest method.

  Under CDN GAAP, the value of the convertible notes consisted of a debt component and an equity component. On initial recognition, the fair value of the debt component was determined, and the difference between the proceeds and the fair value of the debt component was treated as equity. Subsequent to initial recognition, the debt component was accreted to its face value using the effective interest method. The equity component was not revalued.

  On transition, the accounting under IFRS resulted in an increase in unrealized fair value of derivative liabilities of $77.2 million, a decrease long-term debt of $39.4 million, and a decrease in contributed surplus of $76.6 million. As a result, the accumulated deficit decreased by $38.8 million.

  During the three months ended June 30, 2010, the accounting under IFRS resulted in an increase of $16.3 million in income included in Other income (expense) with a corresponding decrease in unrealized fair value of derivative liabilities. Finance expense increased by $2.7 million with a corresponding increase in long-term debt.

  During the six months ended June 30, 2010 the accounting under IFRS resulted in an increase of $35.3 million in income included in other income (expense) with a corresponding decrease in unrealized fair value of derivative liabilities. Finance expense increased by $5.2 million with a corresponding increase in long-term debt.

  During the year ended December 31, 2010, the accounting under IFRS resulted in an increase of $38.3 million in income included in other income (expense) with a corresponding decrease in unrealized fair value of derivative liabilities. Finance expense increased by $10.8 million with a corresponding increase in long-term debt.

    (d)  Warrants

  Under IFRS, the outstanding CDN$ denominated common share purchase warrants, related to the Bema and Aurelian acquisitions, are considered derivative instruments and have been reclassified as a liabilities measured at fair value. On initial recognition and at each subsequent reporting date the derivatives are adjusted to fair value and changes in fair value are recognized in the consolidated statement of operations.

  Under CDN GAAP, the Company accounted for its CDN$ denominated warrants as equity instruments measured at their historical cost.

  On transition, the accounting under IFRS resulted in an increase of $83.6 million in current unrealized fair value of derivative liabilities, a decrease of $68.8 million in common share capital and common share purchase warrants and an increase of $14.8 million in accumulated deficit.

  During the three months ended June 30, 2010, the accounting under IFRS resulted in an increase of $1.3 million in income included in other income (expense) with a corresponding decrease in current portion of unrealized fair value of derivative liabilities, representing a decrease in the fair value of the warrants as determined under IFRS.

  During six months ended June 30, 2010, the accounting under IFRS resulted in an increase of $23.2 million in income included in other income (expense) with a corresponding decrease in current portion of unrealized fair value of derivative liabilities.

  During the year ended December 31, 2010, the decrease in the fair value of the warrants as determined under IFRS resulted in an increase of $35.2 million in income included in other income (expense) with a corresponding decrease in current portion of unrealized fair value of derivative liabilities.

    (e)  Provision for reclamation and remediation

  Under IFRS, the Company recognizes a provision based on the estimated amount to be paid out at the time of decommissioning, discounted using a pre-tax discount rate that reflects the market's assessment of the time value of money and the risks specific to the liability at the reporting date. IFRS also requires changes in the liability to be recorded each period based on changes in discount rates in addition to changes in estimated timing or amount of future cash flows.

  As a result of applying the IFRS 1 election related to reclamation and remediation obligations, the Company estimated the amount that would have been included in the cost of the reclamation and remediation asset when the liability first arose, by discounting the liability to that date using its best estimate of the historical risk-adjusted discount rate that would have applied for that liability over the periods prior to the transition date. Accumulated depreciation on the cost at the transition date was determined using the UOP method based on the current estimate of the life of mine and the recoverable ounces to be mined from estimated proven and probable reserves.

  Under CDN GAAP, the Company recorded a provision for reclamation and remediation based on the estimated amount to be paid out at the time of decommissioning discounted to the current date using a credit adjusted risk free rate. Subsequent to a provision for reclamation and remediation being recorded, changes to the estimated liability, other than accretion, were recorded only as a result of changes in the timing or amount of future cash flows to settle the obligations.

  On transition to IFRS, the provision for reclamation and remediation was increased by $163.4 million in the opening balance sheet. The application of the IFRS 1 exemption resulted in an increase of $85.4 million to the carrying value of property, plant and equipment in the opening balance sheet. These adjustments resulted in an increase in the Company's accumulated deficit of $59.0 million, net of related income tax of $18.5 million and non-controlling interest of $0.5 million.

  During the three months ended June 30, 2010, the accounting under IFRS resulted in an increase of $1.8 million in depreciation, depletion and amortization with a corresponding decrease in property, plant and equipment. Finance expense (accretion) and provisions decreased by $1.8 million and both net earnings attributed to non-controlling interest and non-controlling interest decreased by $0.1 million. Income tax expense and deferred income tax liabilities both decreased by $0.2 million.

  During the six months ended June 30, 2010, the accounting under IFRS resulted in an increase of $4.1 million in depreciation, depletion and amortization with a corresponding decrease in property, plant and equipment. Finance expense (accretion) and provisions decreased by $3.6 million and both net earnings attributed to non-controlling interest and non-controlling interest decreased by $0.2 million. Income tax expense and deferred income tax liabilities both decreased by $0.4 million.

  During the year ended December 31, 2010, the accounting under IFRS resulted in an increase of $8.1 million in depreciation, depletion and amortization and a decrease of $1.9 million in production costs. Property, plant and equipment increased by $31.3 million and provisions increased by $30.3 million. Finance expense (accretion) decreased by $7.2 million and both income attributed to non-controlling interest and non-controlling interest decreased by $0.2 million. Income tax expense and deferred income tax liabilities both decreased by $0.8 million.

    (f)  Borrowing costs

  Under IFRS, IAS 23 "Borrowing Costs" ("IAS 23") provides specific guidance on the requirement to capitalize borrowing costs related to qualifying assets. IFRS 1 provides an optional exemption permitting the application of IAS 23 prospectively. In applying this exemption, the Company reversed the amount of capitalized interest included in the balance sheet at the transition date under CDN GAAP with a corresponding adjustment to accumulated deficit on the transition date.

  Under CDN GAAP, the Company may choose to adopt a policy to capitalize borrowing costs attributable to property, plant and equipment under certain conditions. In addition, CDN GAAP does not provide specific guidance as to identifying qualifying assets.

  On transition to IFRS, the Company elected to apply IAS 23 prospectively as permitted under IFRS 1. The reversal of previously capitalized borrowing costs resulted in a reduction in the carrying value of property, plant and equipment of $59.5 million in the Company's opening balance sheet. This adjustment resulted in an increase in the Company's accumulated deficit of $38.8 million, net of related income tax of $15.2 million and non-controlling interest of $5.5 million.

  During the three months ended June 30, 2010, the accounting under IFRS resulted in decreases of $2.2 million in depreciation, depletion and amortization, $0.8 million in property, plant and equipment, and $0.2 million in deferred tax liabilities and income tax expense. Interest expense included in finance expense increased by $3.0 million and income attributed to non-controlling interest and non-controlling interest increased by $0.5 million.

  During the six months ended June 30, 2010, the accounting under IFRS resulted in decreases of $4.3 million in depreciation, depletion and amortization, $1.5 million in property, plant and equipment, and $0.3 million in deferred tax liabilities and income tax expense. Interest expense included in finance expense increased by $5.8 million and income attributed to non-controlling interest and non-controlling interest increased by $0.8 million.

  During the year ended December 31, 2010, the accounting under IFRS resulted in decreases of $8.7 million in depreciation, depletion and amortization, $3.4 million in property, plant and equipment and $0.9 million in deferred tax liabilities and income tax expense. Interest expense included in finance expense increased by $12.1 million and income attributed to non-controlling interest and non-controlling interest were each increased by $1.5 million.

    (g)  Exploration and evaluation

  Under IFRS, except in the case of acquired exploration assets, E&E costs are expensed as incurred until such time as the Company expects that mineral resources will be converted to mineral reserves within a reasonable period. Thereafter, exploration and evaluation costs are capitalized prospectively. Upon demonstration of technical feasibility and commercial viability, capitalized E&E costs are transferred to capitalized development costs within property, plant and equipment. Acquired exploration assets are always capitalized.

  Under CDN GAAP, except in the case of acquired exploration assets, exploration and evaluation costs incurred prior to establishing proven and probable reserves for an exploration property or to expand existing properties were expensed as incurred. Once proven and probable reserves for a project were established and the Company determined that the property could be economically developed, further exploration and evaluation costs were capitalized prospectively.

  On transition to IFRS, in the opening balance sheet, the change in accounting policy resulted in an increase of $74.4 million in property, plant and equipment and $9.6 million in deferred tax liabilities and a decrease of $63.1 million in the accumulated deficit. Non-controlling interest increased by $1.7 million. Of the amount capitalized to property, plant and equipment, $25.8 million related to capitalized E&E costs, the balance related to capitalized development costs.

  During the three months ended June 30, 2010, the accounting under IFRS resulted in increases of $15.4 million in property plant and equipment and $1.2 million in depreciation, depletion and amortization. Other operating costs and exploration and business development expenses decreased by $8.5 million and $8.1 million, respectively. Income tax expense increased by $1.4 million with a corresponding increase in deferred income tax. In addition, net earnings attributed to non-controlling interest and non-controlling interest both increased by $0.6 million. Of the amount capitalized to property, plant and equipment, $9.6 million related to capitalized E&E costs, the balance related to capitalized development costs.

  During the six months ended June 30, 2010, the accounting under IFRS resulted in increases of $25.8 million in property plant and equipment and $2.7 million in depreciation, depletion and amortization Other operating costs and exploration and business development expenses decreased by $15.1 million and $13.4 million, respectively. Income tax expense increased by $1.8 million with a corresponding increase in deferred income tax. In addition, net earnings attributed to non-controlling interest and non-controlling interest both increased by $0.7 million. Of the amount capitalized to property, plant and equipment, $18.2 million related to capitalized E&E costs, the balance related to capitalized development costs.

  During the year ended December 31, 2010, the accounting under IFRS resulted in increases of $71.8 million in property plant and equipment and $4.9 million in depreciation, depletion and amortization. Other operating costs and exploration and business development expenses decreased by $43.9 million and $32.8 million, respectively. Income tax expense increased by $6.6 million with a corresponding increase in deferred income tax. In addition, net earnings attributed to non-controlling interest and non-controlling interest both increased by $2.8 million. Of the amount capitalized to property, plant and equipment, $45.5 million related to capitalized E&E costs, the balance related to capitalized development costs.

    (h)  Deferred tax on prior asset acquisitions

  Under IFRS, a deferred tax liability or asset is not recognized if it arises from the initial recognition of an asset or liability in a transaction that is not a business combination.

  Under CDN GAAP, when an asset is acquired other than in a business combination and the tax basis of that asset is less than or more than its cost, the cost or benefit of future income taxes recognized at the time of acquisition should be added to or deducted from the cost of the asset and the future tax liability or asset recognized.

  On transition, the accounting required under IFRS resulted in a decrease in property, plant and equipment of $262.8 million and future income tax liabilities by $236.1 million. The difference of $26.7 million was an increase to the accumulated deficit.

  During the three months ended June 30, 2010, the accounting under IFRS resulted in increases of $3.1 million in deferred tax liabilities and income tax expense.

  During the six months ended June 30, 2010, the accounting under IFRS resulted in increases of $5.6 million in deferred tax liabilities and income tax expense.

  During the year ended December 31, 2010, the Company reversed additional deferred tax assets recognized under CDN GAAP on the Dvoinoye and B2 Gold asset acquisitions resulting in a decrease in property, plant and equipment of $93.7 million and a decrease in deferred tax liabilities of $53.5 million. As a result of the reversal of deferred tax on transition and during the year, the Company recorded an increase of $39.9 million in income tax expense and a decrease in accounts payable and accrued liabilities of $0.3 million.

    (i)  Income taxes

  Under IFRS, in the determination of temporary differences, the carrying value of non-monetary assets and liabilities is translated into the functional currency at the historical rate and compared to its tax value translated into the functional currency at the current rate. The resulting temporary difference (measured in the functional currency) is then multiplied by the appropriate tax rate to determine the related deferred tax balance.

  Under CDN GAAP, in the determination of temporary differences related to non monetary assets and liabilities, the temporary differences computed in local currency are multiplied by the appropriate tax rate. The resulting future income tax amount is then translated into the Company's functional currency if it is different from the local currency.

  On transition, the accounting under IFRS related to the determination of temporary differences of foreign currency non-monetary assets and liabilities resulted in an opening balance sheet adjustment to decrease future income taxes and the accumulated deficit by approximately $98.0 million on transition to IFRS.

  In addition, on transition, other changes in the determination of timing differences under IFRS resulted in a decrease to future tax liabilities of $33.4 million, with a corresponding decrease to the accumulated deficit.

  During the three months ended June 30, 2010, the accounting under IFRS resulted in increases of $9.8 million in income tax expense; $1.2 million in current tax payable; $14.9 million in deferred tax liabilities and $6.3 million in expenses included in other income (expense). In addition, accounts payable and accrued liabilities and production costs both decreased by $1.5 million.

  During the six months ended June 30, 2010, the accounting under IFRS resulted in increases of $20.4 million in Income tax expense; $3.5 million in current tax payable; $24.6 million in deferred tax liabilities and $7.7 million in expenses included in other income (expense). In addition, accounts payable and accrued liabilities and production costs both decreased by $4.1 million.

  During the year ended December 31, 2010, income tax expense was increased by $8.5 million. Current tax payable was increased by $11.4 million, deferred tax assets were increased by $11.1 million, and deferred tax liabilities were decreased by $4.3 million. In addition, accounts payable and accrued liabilities and production costs decreased by $8.4 million. Expenses included in other income (expense) were decreased by $12.5 million.

    (j)  Share-based payments

  Under IFRS, IFRS 2 "Share-based Payment" has been applied to equity instruments granted after November 7, 2002 that had not vested prior to the transition date. Where options and restricted share units issued under the Company's share-based compensation plans that vest over a number of periods, each vesting amount is valued as a separate tranche and each tranche is amortized over its vesting period.

  Under CDN GAAP, stock options and restricted share units that were subject to graded vesting, i.e. that vest in equal increments over a three year period were treated as a single grant for purposes of valuation. The value of the grant was then amortized evenly over the vesting period. The result of the treatment under IFRS as compared with CDN GAAP is generally to accelerate the recognition of compensation costs.

  On transition, the accounting under IFRS resulted in decreases of $0.9 million in accounts payable and accrued liabilities and increases of $14.4 million in contributed surplus and $13.5 million in accumulated deficit.

  During the three months ended June 30, 2010, the accounting under IFRS resulted in a decrease of $0.1 million in general and administrative expense and an increase of $0.3 million in accounts payable and accrued liabilities and a decrease of $0.4 million in contributed surplus.

  During the six months ended June 30, 2010, the accounting required under IFRS resulted in increases of $0.6 million in general and administrative expense, $0.5 million in accounts payable and accrued liabilities and $0.1 million in contributed surplus.

  During the year ended December 31, 2010, the accounting required under IFRS resulted in a decrease of $0.5 million in general and administrative expense, and an increase of $0.9 million in accounts payable and accrued liabilities. Common share capital decreased by $0.4 million and contributed surplus decreased by $1.0 million.

    (k)  Impairment of property, plant and equipment

  Under IFRS, IAS 36, Impairment of Assets ("IAS 36") requires an impairment charge to be recognized if the recoverable amount, determined as the higher of the estimated fair value less costs to sell or value in use, is less than the carrying amount. The impairment charge under IFRS is the amount by which the carrying amount exceeds the recoverable amount. In addition, impairment losses for assets other than goodwill are required to be reversed where circumstances requiring the impairment charge have changed and support the reversal.

  Under CDN GAAP whenever the estimated future cash flows on an undiscounted basis of a property are less than the carrying amount of the property, an impairment loss is measured and recorded based on fair values. CDN GAAP does not permit the reversal of impairment losses recognized in prior periods under any circumstances.

  Under CDN GAAP, no impairment charge was recognized for either goodwill or property, plant and equipment at December 31, 2010.

  On transition to IFRS, following a comprehensive review of historical impairment charges, the Company determined that a portion of the previously recognized impairment loss relating to the Fort Knox mine should be reversed. The reversal was attributed to mineral interests in property, plant and equipment as a result of favourable changes in gold price and the introduction of the heap leach process enabling more economic gold recovery at the Fort Knox mine since the impairment charge was recorded in 2005. The impairment reversal resulted in increases of $9.3 million in property, plant and equipment and $2.5 million in deferred tax liabilities, and a decrease of $6.8 million in accumulated deficit.

  During the three and six months ended June 30, 2010, the accounting under IFRS resulted in an increase in depreciation, depletion and amortization of $3.5 million with a corresponding decrease to property, plant and equipment.

  During the year ended December 31, 2010, the amount of the impairment reversed on transition was fully amortized resulting in an increase in depreciation, depletion and amortization of $9.3 million with a corresponding decrease in property, plant and equipment and a decrease of $2.5 million in both deferred tax liabilities and income tax expense.

  Under IFRS, the Company conducts an annual goodwill impairment test in accordance with the methodology described in Note 3(ix). In addition, the carrying value of property, plant and equipment is tested for impairment when there are events and circumstances that indicate that the carrying value of the underlying assets might not be recoverable.

  At December 31, 2010, the Company completed its annual goodwill impairment testing under IFRS in accordance with the methodology described in Note 3(ix) and it was determined that there was no impairment to goodwill. As at December 31, 2010, the Company determined that the recoverable amount determined as the fair value less costs to sell of Fruta del Norte, a pre-development project in Ecuador, was less than its carrying amount. The estimate of fair value less costs to sell was based on the accounting policy described in Note 3(ix). As such, an impairment charge of $290.7 million was recorded in impairment charges in the consolidated statement of operations for the year ended December 31, 2010 with a corresponding decrease in property, plant and equipment. Under CDN GAAP, no such impairment was recorded because the estimated future cash flows, on an undiscounted basis, of Fruta del Norte exceeded its carrying amount.

    (l)  Interest in joint ventures

  Under IFRS, in accordance with IAS 31 "Interests in Joint Ventures", when a jointly controlled entity becomes an associate as a result of a partial disposal, the investment retained is remeasured to fair value. As a result, the gain or loss on disposal is equal to the difference between the net proceeds and the carrying value for the interest disposed of plus the difference between the fair value of the retained interest and its carrying value prior to the disposal.

  Under CDN GAAP, following a partial disposition of an investment where joint control is lost and the investment is to be accounted for using the equity method, the gain or loss on disposal is calculated as the difference between the net proceeds from the partial disposal and the carrying value of the investment disposed of. The retained interest in the investment is transferred to an equity method investment at its carrying value.

  On transition, the accounting required under IFRS did not result in an adjustment.

  On March 31, 2010, Kinross sold one half of its 50% interest in the Cerro Casale project, which was accounted for as a joint venture. As a result of the sale, the Company's interest was accounted for as an investment in an associate prospectively from March 31, 2010. The accounting under IFRS for the transfer from a joint venture to an investment in an associate resulted in an increase of $41.4 million in investments in associates with a corresponding increase in income included in other income (expense) related to the difference between the fair value of the retained interest in Cerro Casale and its carrying value prior to the disposition. At the transaction date, Income tax expense and deferred tax liabilities were each increased by $7.0 million. There was no additional impact during the remainder of the year.

    (m)  Investments in associates

  Under IFRS, determining whether significant influence exists considers, among other things, the Company's equity interest in an investment inclusive of potential voting rights, after giving effect to shares issued and those presently issuable by the investee.

  Under CDN GAAP, the Company's investment in an investee is determined based on the number of shares issued and outstanding at the time the determination is made. CDN GAAP does not consider potential voting rights in determining whether an investor has significant influence over an investment.

  On transition to IFRS, the Company recorded an adjustment to increase the carrying value of long-term investments by $16.3 million in the Company's opening balance sheet as a result of the change in classification of an investment from equity method to available-for-sale. As a result, the accumulated deficit was decreased by $16.3 million.

  During the three and six months ended June 30, 2010, the accounting under IFRS resulted in decreases in equity in losses of associates of $0.2 million and $1.9 million, respectively. In addition, at June 30, 2010, as a result of equity transactions in the quarter, the investment was reclassified as available for sale under CDN GAAP aligning the accounting treatment under CDN GAAP with IFRS. As a result, the opening IFRS adjustment to increase long-term investments by $16.3 million was reversed and accumulated other comprehensive loss was increased by $23.9 million for the three months ended June 30, 2010 and $18.2 million for the six months ended June 30, 2010.

  During the year ended December 31, 2010, the accounting under IFRS resulted in decreases in equity in losses of associates of $2.0 million. In addition, as described above, during the year, the investment was reclassified as available for sale under CDN GAAP aligning the accounting treatment under CDN GAAP with IFRS. As a result, the opening IFRS adjustment was reversed and accumulated other comprehensive loss was increased by $18.3 million.

    (n)  Other

  Other IFRS adjustments on transition resulted in increases of $5.6 million in Provisions and $6.1 million in accumulated deficit, and decreases of $1.2 million in deferred tax liabilities and $1.7 million in accumulated other comprehensive loss.

v. Supplementary annual disclosure under IFRS

  As a result of adopting IFRS certain information and note disclosures which would normally be included in the annual consolidated financial statements prepared in accordance with IFRS for the year ended December 31, 2010 have been included below:

    (a) Income tax expense

  The following table shows the components of the current and deferred tax expense:

2010

Current tax expense
Current period	$351.8
Adjustment for prior period	20.4
Deferred tax expense
Origination and reversal of temporary differences	26.4
Reduction in tax rate	0.1
Change in unrecognized deductible temporary differences	(22.4)
Recognition of previously unrecognized tax losses	(43.5)
$332.8

  The reconciliation of the combined Canadian federal and provincial statutory income tax rate to the effective tax rate is as follows:

	2010

Combined statutory income tax rate	31.0%
Increase (decrease) resulting from:
Mining taxes	0.8%
Resource allowance and depletion	(0.5%	)
Difference in foreign tax rates and foreign exchange on deferred tax balances	0.2%
Benefit of losses not recognized	2.1%
Recognition of tax attributes not previously benefited	(5.4%	)
Under (over) provided in prior periods	1.3%
Impairment of property, plant and equipment	5.2%
Income not subject to tax	(13.0%	)
Taxes on repatriation of foreign earnings	2.2%
Other	3.7%

Effective tax rate	27.6%

i.  Deferred income tax

  The following table summarizes the components of deferred income tax:

	December 31, 2010	January 1, 2010

Deferred tax assets
Accrued expenses and other	$106.4	62.8
Reclamation and remediation obligations	121.3	53.7
Inventory capitalization	8.3	4.5
Non-capital loss carry forwards	24.4	28.0

	260.4	149.0
Deferred tax liabilities
Accrued expenses and other	54.7	41.8
Property, plant and equipment	984.0	340.1
Inventory capitalization	20.6	1.4

Deferred tax liabilities - net	$798.9	234.3

  Deferred tax assets and liabilities have been offset where they relate to income taxes levied by the same taxation authority and the Company has the legal right to offset.

  Movement in net deferred tax liabilities:

December 31, 2010

Deferred tax liabilities - net
Balance at the beginning of the year	$234.3
Recognized in profit/loss	(39.4)
Recognized in OCI	4.3
Acquired in business combinations	598.5
Other	1.2

Balance at the end of the year	$798.9

ii. Unrecognized deferred tax assets and liabilities

  No deferred tax is recognized on the unremitted earnings of overseas subsidiaries and joint ventures to the extent that the Company is able to control the timing of the reversal of the temporary differences, and it is probable that the temporary differences will not reverse in the foreseeable future. The temporary difference in respect of the amount of undistributed earnings of non-Canadian subsidiaries is approximately $2.0 billion at December 31, 2010.

  Deferred tax assets have not been recognized in respect of the following items:

December 31, 2010

Deductible temporary differences	$115.9
Tax losses	129.3

  The tax losses not recognized expire as per the amount and years noted below. The deductible temporary differences do not expire under current tax legislation. Deferred tax assets have not been recognized in respect of these items because it is not probable that future taxable profit will be available against which the group can utilized the benefits there from.

iii. Non-capital losses (not recognized)

  The following table summarizes the Company's non-capital losses that can be applied against future taxable profit:

Country	Type	Amount	Expiry Date

Canada (a)	Net operating losses	277.5	2011 - 2030
United States (b)	Net operating losses	29.1	2011 - 2030
Chile	Net operating losses	147.6	No expiry
Mexico	Net operating losses	13.7	2020 - 2021
Barbados	Net operating losses	320.2	2014 - 2020
Other	Net operating losses	21.2	2020

(a)
Approximately $3.9 million are limited in their deduction to income from specific operations

(b)
Utilization of the United States loss carry forwards will be limited in any year as a result of the previous changes in ownership.

     (b) Joint Venture interests

  The following table contains selected financial information on Kinross' consolidated share of participation for each of its participating operating joint ventures at December 31, 2010:

As at and for the year ended December 31, 2010	Round Mountain	Crixàs	Total
	(i)	(ii)

Metal sales	$227.5	$94.7	$322.2
Production cost	(115.7)	(37.5)	(153.2)
Depreciation, depletion and amortization	(20.0)	(18.1)	(38.1)
Exploration and business development	(0.7)	(0.1)	(0.8)
Other	0.3	(0.3)	-

Operating earnings	$91.4	$38.7	$130.1

Current assets	$38.0	$29.8	$67.8
Property, plant and equipment	177.7	79.6	257.3
Goodwill	58.7	38.0	96.7
Deferred charges and other long-term assets	11.4	2.6	14.0

	$285.8	$150.0	$435.8

Current liabilities	20.1	24.5	44.6
Non-current liabilities	39.7	16.6	56.3

	$59.8	$41.1	$100.9

Net investment in joint ventures	$226.0	$108.9	$334.9

  The Company conducts a portion of its business through joint ventures where the venturers are bound by contractual arrangements establishing joint control over the ventures. The Company records its proportionate share of assets, liabilities, revenue and operating costs of the joint ventures.

  Contingent liabilities and capital commitments related to these joint ventures are included in Note 18.

i.  Round Mountain

  The Company owns a 50% interest in the Smoky Valley Common Operation joint venture, which owns the Round Mountain mine, located in Nye County, Nevada, U.S.A. Under the joint venture agreement between the Company and Barrick, the Company is the operator.

  The Management Committee of the joint venture represents the joint venture partners, authorizes annual programs and budgets and approves major transactions prior to execution by site management. The joint venture owners are entitled to their pro-rata share of production and are obliged to make their pro-rata share of contributions as requested.

ii. Crixás

  The Company owns a 50% interest in Mineracao Serra Grande, S.A. ("MSG"), which owns the Crixás mine, located in central Brazil. Under the joint venture agreement, a wholly owned subsidiary of AngloGold Ashanti Limited ("AngloGold") is the operator.

  The Board of Directors of MSG approves annual programs and budgets, and authorizes major transactions prior to execution by site management. The joint venture participants are entitled to their pro-rata share of profits in the form of distributions and are obliged to make their pro-rata share of contributions if required.

    (c) Investments in associates and Working Interest

  The following table contains summarized financial information for the Company's investments in associates and Working Interest at December 31, 2010:

	December 31, 2010	January 1, 2010

Balance Sheet
Current assets	$1.3	$441.9
Non-current assets	186.4	1,052.9

	187.7	1,494.8
Current liabilities	22.2	157.4
Non-current liabilities	0.7	476.8

	22.9	634.2

Net assets	$164.8	$860.6

Year ended December 31, 2010

Statement of operations
Revenue	$247.7
Other income and (expenses)	(254.6)
Income tax expense	(0.3)

Net earnings	$(7.2)

  Contingent liabilities and capital commitments related to these investments are included in Note 18.

i.  Cerro Casale

  At January 1, 2010, the Company had a 50% joint venture interest in the Cerro Casale project. On March 31, 2010, the Company sold one-half of its interest to Barrick, its joint venture partner. Subsequent to the disposition, the Company continues to hold a 25% interest in the project as an investment in associate.

ii. Harry Winston

  At the transition date, the Company's investment in Harry Winston was accounted for as an investment in associate. On July 23, 2010, Kinross sold its approximate 19.9% equity interest in Harry Winston.

iii. Working Interest in Diavik Diamond mine

  At the transition date, the Company held a 22.5% interest in the partnership holding Harry Winston's 40% interest in the Diavik Diamond Mines joint venture. On August 25, 2010, the Company sold its interest to Harry Winston.